Filed pursuant to Rule 424(b)(4)
Registration No. 333-149918
4,540,000 Shares

Common Stock
$16.00 per share

Constant Contact is offering 83,409 shares of common stock and the selling stockholders identified in this prospectus are offering 4,456,591 shares of common stock to be sold in this offering. Constant Contact will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “CTCT.” The last reported sale price of our common stock on April 24, 2008 was $16.65.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total

Price to the public	$16.00	$72,640,000
Underwriting discount	$0.88	$3,995,200
Proceeds, before expenses, to Constant Contact	$15.12	$1,261,144
Proceeds, before expenses, to the selling stockholders	$15.12	$67,383,656

We and the selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 681,000 additional shares (231,056 from us and 449,944 from the selling stockholders) within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on April 30, 2008.

Oppenheimer & Co.	Thomas Weisel Partners LLC

William Blair & Company	Cowen and Company	Needham & Company, LLC

The date of this prospectus is April 24, 2008

Email marketing really is this easy.

Constant Contact makes it easy to create, send, and track permission-based email messages that get attention and deliver results.

1 Create your email

- More than 300 professional email templates
- Flexible one-screen editing
- Easy drag & drop interface
- Customize colors and fonts
- Personalization

2 Build your list and send

- List import wizard and tools
- Customizable mailing list sign-up form for your website
- Unsubscribe management
- List segmentation
- Easy send scheduling

3 Track the results

- Open and click tracking
- Summary and detailed reporting

Constant Contact
Welcome, Mary | Logout
Home
Emails
Contacts
Images
My Settings
My Emails
Create
Reports
Remove
Restore
Emails : Email Layout
Edit Email
Save
Finish
Cancel
Preview
Anti-Spam Check
Undo
Add Blocks
Global Colors & Fonts
Advanced Features
Company Logo Block
Edit
Delete
Title Block

Email Templates
Category
Newsletters
Promotions
Events & Invitations
Business Letters
Press Announcements
Seasonal
Holiday
Cards

Opens
Clicks
48.9% (440)
14.0% (126)
53.0% (452)
18.4% (157)
42.7% (360)
14.8% (125)
12.2% (116)
11.0% (88)

Lists
Edit Your Lists
Name
General Interest
Join Our Mailing List
Email:
Go

© 2008 Constant Contact. All rights reserved. 07-0139

ConstantContact.com

Email marketing really is this easy. Constant Contact makes it Create easy to create, send, and track your email Build your list permission-based email messages More than 200 professional and send email templates that get attention and deliver results. List import wizard and tools Track Flexible one-screen editing Customizable mailing list the results Easy drag & drop interface sign-up form for your website Customize colors and fonts Open and click tracking Unsubscribe management Personalization Summary and List segmentation detailed reporting Easy send scheduling ConstantContact.com © 2007 Constant Contact. All rights reserved 07-0139

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our financial statements and related notes, and the risk factors beginning on page 9, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Constant Contact,” “our company,” “we,” “us” and “our” in this prospectus to refer to Constant Contact, Inc. and our wholly-owned subsidiary.

Constant Contact

Overview

Constant Contact is a leading provider of on-demand email marketing and online survey solutions for small organizations, including small businesses, associations and non-profits. As of December 31, 2007, we had over 164,000 email marketing customers. Our customers use our email marketing product to more effectively and efficiently create, send and track professional and affordable permission-based email marketing campaigns. With these campaigns, our customers can build stronger relationships with their customers, clients and members, increase sales and expand membership. Our email marketing product incorporates a wide range of customizable templates to assist in campaign creation, user-friendly tools to import and manage contact lists and intuitive reporting to track campaign effectiveness. In June 2007, we introduced an online survey product that complements our email marketing product and enables small organizations to easily create and send surveys and effectively analyze responses. As of December 31, 2007, we had over 8,000 survey customers, substantially all of which were also email marketing customers. We are committed to providing our customers with a high level of support, which we deliver via phone, chat, email and our website.

Our email marketing customer base has grown steadily from approximately 25,000 at the end of 2004 to over 164,000 as of December 31, 2007. We estimate that approximately two-thirds of our customers have fewer than ten employees and in 2007 our top 80 email marketing customers accounted for approximately 1% of our total email marketing revenue. Our email marketing customers pay a monthly subscription fee that generally ranges between $15 per month and $150 per month based on the size of their contact lists and, in some cases, volume of mailings. For the year ended December 31, 2007, the average monthly amount that we invoiced a customer for our email marketing solution alone was approximately $33. In addition, in 2007, the average monthly total revenue per email marketing customer, including all sources of revenue, was $33.63. We believe that the simplicity of on-demand deployment combined with our affordable subscription fees and functionality facilitate adoption of our solutions by our target customers while generating significant recurring revenue. From January 2005 through December 2007, at least 97.4% of our customers in a given month have continued to utilize our email marketing product in the following month. Since the first quarter of 2002, we have achieved 24 consecutive quarters of growth in customers and revenue.

We acquire our customers through a variety of sources including online advertising, channel partnerships, regional initiatives, referrals and general brand awareness. Our online advertising includes search engine marketing and advertising on networks and other sites. Our channel partnerships are contractual relationships with over 2,300 active partners, which include national small business service providers such as Network Solutions, LLC, American Express Company and Career Builder, LLC as well as local small business service providers, such as web developers and marketing agencies, who refer customers to us through links on their websites and outbound promotions to their customers. Our regional initiatives include local seminars and local advertising including print, online and radio. Referral customers come from word-of-mouth from those among our satisfied, growing customer base and the inclusion of a link to our website in the footer of the more than 700 million emails currently sent by our customers each month. Finally, we believe our general brand awareness, press and thought leadership initiatives and visibility drive prospects to us. During 2007, approximately 33% of our new email marketing customers were generated through our online marketing efforts and approximately 14% of our new email marketing customers were generated through our channel partners. We believe the remaining 53% came from the combination of regional initiatives, referrals and general brand awareness.

We were founded in 1995 and our on-demand email marketing product was first offered commercially in 2000. In 2007, our revenue was $50.5 million and our net loss was $8.3 million.

Industry Background

We believe that small organizations represent a large market for email marketing. Based on statistics compiled by the U.S. Small Business Administration, one of the selling stockholders in this offering, and others, we believe that our email marketing product could potentially address the needs of more than 28 million small organizations in the United States. We believe that all small organizations could benefit by communicating regularly with their constituents and, further, that email marketing with our product is an effective and affordable method to facilitate this type of communication. As of December 2007, we had customers in at least 871 of the 1,005 4-digit standard industrial classification, or SIC, codes, which is a method the U.S. government uses to classify industries in the U.S.

To date, however, small organizations have been slower than large organizations to adopt email marketing. Many small organizations lack familiarity with the benefits of email marketing and an understanding of how to prepare, execute and measure a campaign. Similarly, they often do not have the technical expertise necessary to implement email marketing software or the financial resources to hire in-house staff or retain an outside agency to support the effort. We believe that existing alternatives, primarily the use of general email applications, are poorly suited to meeting the email marketing needs of small organizations. General email applications and services, such as Microsoft Outlook®, America Online® or Microsoft Hotmail®, are generally designed for one-on-one emails and do not have the formatting, graphics or links needed to produce effective email marketing campaigns. The other major alternative is enterprise email marketing providers that offer sophisticated services for large organizations with sizeable marketing budgets and deliver services at a price and scale far beyond the scope of most small organizations. As a result, we believe there is a significant opportunity for an email marketing product tailored to the needs of small organizations.

Our Products and Services

We provide small organizations with a convenient, effective and affordable way to communicate with their constituents. Our email marketing product provides customers with the following features:

•	Campaign Creation Wizard. A comprehensive, easy-to-use interface that enables our customers to create and edit email campaigns.

•	Professionally Developed Templates. Pre-designed email message forms that help our customers to quickly create attractive and professional campaigns.

•	Contact List Management. These tools help our customers build and manage their email contact lists.

•	Email Tracking and Reporting. These features enable our customers to review and analyze the overall effectiveness of a campaign by tracking and reporting aggregate and individualized information.

•	Email Delivery Management. These tools are incorporated throughout our email marketing product and are designed to maintain our high deliverability rates.

•	Image Hosting. This feature enables customers to store up to five images for free, view and edit these images and resize them as necessary.

•	Email Archive. This service allows customers to create a hosted version of current and past email communications on our system and make them readily available to their constituents via a link on a customer’s website.

•	Security and Privacy. We protect our customers’ data and require that our customers adopt a privacy policy to assist them in complying with government regulations and email marketing best practices.

In addition, we offer our customers an online survey product to enable them to survey their customers, clients or members and analyze the responses. Our survey product provides customers with a survey creation wizard, over 40 different preformatted and customizable survey templates, list management capabilities and live customer support.

Business Strengths

We believe that the following business strengths differentiate us from our competitors and are key to our success:

•	Focus on Small Organizations

•	Efficient Customer Acquisition Model

•	High Degree of Recurring Revenue

•	Consistent Commitment to Customer Service

•	Software-as-a-Service Delivery

Growth Strategy

Our objective is to grow our market leadership through the following strategies:

•	Acquire New Customers. We aggressively seek to continue to attract new customers by promoting the Constant Contact brand and encouraging small organizations to try our products.

•	Increase Revenue Per Customer. As of December 31, 2007, we had an email marketing customer base in excess of 164,000 and a survey customer base of over 8,000, substantially all of which were also email marketing customers. We seek to increase revenue by cross selling products and selling add-on services that are designed to enhance our products, such as image hosting and email archive.

•	Provide Additional Products. We plan to continue to invest in research and development to maintain our leadership position in email marketing and to develop and provide our customers with complementary products that are easy-to-use, effective and affordable.

•	Expand Internationally. Customers in over 110 countries and territories currently use our email marketing product, despite limited marketing efforts outside the United States, and we believe that opportunities exist to more aggressively market our products in English-speaking countries.

•	Pursue Complementary Acquisitions. We follow industry developments and technology advancements and intend to evaluate and acquire technologies or businesses to cost-effectively enhance our products, access new customers or markets or both.

Recent Event — Selected Financial Results and Operating Metrics for the Three Months Ended March 31, 2008

We have calculated our results for the three months ended March 31, 2008 and those results are as follows:

•	our revenue was $18,167,000;

•	our net income was $338,000;

•	our adjusted EBITDA, which is a non-GAAP financial number (and discussed in greater detail below), was $804,000;

•	our email marketing customer base at March 31, 2008 was 185,948 and our net email marketing customer additions for the first quarter were 21,279;

•	the average monthly total revenue per email marketing customer, including all sources of revenue, was $34.57;

•	our email marketing customer retention rate, which is defined as the number of customers in a given month that have continued to utilize our email marketing product in the following month, remained within a range of 97.8%, plus or minus 0.5%;

•	the number of customers in our $15.00 and $30.00 monthly pricing tiers remained within a range of 80%, plus or minus 1%; and

•	the average amount that we invoiced our customers for our email marketing solution alone remained within a range of $33.00, plus or minus $2.00.

Our prepaid assets at March 31, 2008 included $354,000 of capitalized costs related to this offering. If we elect to not proceed with this offering prior to the time we file with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, we would expense these costs and our net income and adjusted EBITDA for the three months ended March 31, 2008 would be reduced by the amount of the expense.

You should consider this additional information in conjunction with the audited consolidated financial statements for the three-year period ended December 31, 2007 and the notes thereto, as well as “Risk Factors,” “Forward-Looking Statements,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that is calculated by taking net income calculated in accordance with generally accepted accounting principles, or GAAP, subtracting interest income and adding depreciation and amortization, and stock-based compensation. The following is a reconciliation of net income, the most directly comparable GAAP financial measure, to adjusted EBITDA:

Calculation of Adjusted EBITDA

Three Months Ended
March 31,
2008
(In thousands)

Net Income	$338
Subtract:
Interest income	976

Loss from operations	(638)
Add back:
Depreciation and amortization	882
Stock-based compensation expense	560

Adjusted EBITDA	$804

We believe that adjusted EBITDA provides useful information to our management, investors and potential investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses this non-GAAP financial measure to compare our performance to that of prior periods for trend analyses, for purposes of determining executive incentive compensation and for budgeting and planning purposes. This measure is used in monthly financial reports prepared for management and in quarterly financial reports presented to our board of directors. We believe that the use of this non-GAAP financial measure provides an additional tool for our investors and potential investors to use in evaluating our ongoing operating results and trends and in comparing our financial measures with those of other software-as-a-service companies, many of which present similar non-GAAP financial measures to investors.

Our management does not consider adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of using adjusted EBITDA as a financial measure is that it excludes significant expenses and income that are required by GAAP to be recorded. In addition, the use of adjusted EBITDA is subject to inherent limitations as it reflects the exercise of judgments by our management about which expenses and income are excluded from adjusted EBITDA. In order to compensate for these limitations, our management presents the non-GAAP financial measure alongside our GAAP results. We urge you to review the reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure presented above and not to rely on any single financial measure to evaluate our business prior to deciding whether to purchase our common stock in this offering.

Corporate Information

We were incorporated in Massachusetts in August 1995 under the name Roving Software Incorporated. We reincorporated in Delaware in July 2000 and changed our name to Constant Contact, Inc. in December 2006. Our principal executive offices are located at Reservoir Place, 1601 Trapelo Road, Suite 329, Waltham, Massachusetts 02451, and our telephone number is (781) 472-8100. Our website address is www.constantcontact.com. Information contained on our website or that may be accessed through links on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Constant Contact®, Do-It-Yourself Email Marketing®, SafeUnsubscribe®, Email Marketing 101®, Email Marketing Hints & Tips® and other trademarks or service marks of Constant Contact appearing in this prospectus are the property of Constant Contact. This prospectus contains additional trade names, trademarks and service marks of other companies.

The Offering

Common stock offered by us	83,409 shares

Common stock offered by the selling stockholders	4,456,591 shares

Common stock to be outstanding after the offering	27,701,582 shares

Use of proceeds	We intend to use our net proceeds from this offering to pay the expenses we incur in connection with this offering and, the remaining proceeds, if any, will be used for general corporate purposes. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” for more information.

Nasdaq Global Market symbol	CTCT

The number of shares of our common stock to be outstanding after this offering is based on (i) 27,617,014 shares of common stock outstanding as of December 31, 2007 and (ii) an additional 1,159 shares of common stock to be issued to certain selling stockholders in connection with this offering upon the exercise of stock options, and excludes:

•	2,199,983 shares of common stock issuable upon the exercise of stock options and a warrant outstanding as of December 31, 2007 at a weighted average exercise price of $6.33 per share, of which options and a warrant to purchase an aggregate of 572,539 shares of our common stock were exercisable as of December 31, 2007 with a weighted average exercise price of $2.00 per share (both after giving effect to the option exercises described in (ii) above); and

•	2,157,450 shares of common stock available for future issuance under our equity compensation plans as of December 31, 2007.

Except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Summary Financial Information

The following tables present our summary statements of operations data for the three years ended December 31, 2007, and our summary historical and as adjusted balance sheet data as of December 31, 2007. The summary statements of operations data for the three years ended December 31, 2007 and the summary balance sheet data as of December 31, 2007 are derived from our audited consolidated financial statements for the three years ended December 31, 2007 included elsewhere in this prospectus. Our historical results for prior periods are not necessarily indicative of results to be expected for any future period. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2005	2006	2007
	(in thousands, except per share and
	customer data)
Statements of Operations Data:
Revenue	$14,658	$27,552	$50,495
Cost of revenue(1)	3,747	7,801	13,031

Gross profit	10,911	19,751	37,464

Operating expenses:(1)
Research and development	3,355	6,172	10,341
Sales and marketing	7,460	18,592	27,376
General and administrative	1,326	2,623	5,445

Total operating expenses	12,141	27,387	43,162

Loss from operations	(1,230)	(7,636)	(5,698)
Interest and other income (expense), net	(24)	(203)	(2,556)

Net loss	(1,254)	(7,839)	(8,254)
Accretion of redeemable convertible preferred stock	(5,743)	(3,788)	(816)

Net loss attributable to common stockholders	$(6,997)	$(11,627)	$(9,070)

Net loss attributable to common stockholders per share:
Basic and diluted	$(2.49)	$(3.38)	$(0.97)
Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	2,813	3,438	9,366

Other Operating Data:
End of period number of customers(2)	47,730	89,323	164,669

(1)	Amounts include stock-based compensation expense, as follows:

Cost of revenue	$–	$25	$81
Research and development	–	27	170
Sales and marketing	–	19	133
General and administrative	17	12	261

	$17	$83	$645

(2)	We define our end of period number of customers as email marketing customers that we billed directly during the last month of the period.

The following table summarizes our balance sheet data as of December 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to reflect the receipt by us of (i) estimated net proceeds of $636,000 from the sale of 83,409 shares of common stock offered by us, at the public offering price of $16.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and (ii) $636 in connection with the issuance of 1,159 shares of common stock upon the exercise of options to be sold by certain selling stockholders in this offering.

	As of December 31, 2007
	Actual	As Adjusted
	(in thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$101,535	$102,172
Total assets	111,845	112,482
Deferred revenue	10,354	10,354
Total stockholders’ equity	94,354	94,991

Risk Factors

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information in this prospectus, including the financial statements and related notes.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

If we are unable to attract new customers and retain existing customers on a cost-effective basis, our business and results of operations will be affected adversely.

To succeed, we must continue to attract and retain a large number of customers on a cost-effective basis, many of whom have not previously used an email marketing service. We rely on a variety of methods to attract new customers, such as paying providers of online services, search engines, directories and other websites to provide content, advertising banners and other links that direct customers to our website and including a link to our website in substantially all of our customers’ emails. In addition, we are committed to providing our customers with a high level of support. As a result, we believe many of our new customers are referred to us by existing customers. If we are unable to use any of our current marketing initiatives or the costs of such initiatives were to significantly increase or our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers or retain existing customers on a cost-effective basis and, as a result, our revenue and results of operations would be affected adversely.

Our business is substantially dependent on the market for email marketing services for small organizations.

We derive, and expect to continue to derive, substantially all of our revenue from our email marketing product for small organizations, including small businesses, associations and non-profits. As a result, widespread acceptance of email marketing among small organizations is critical to our future growth and success. The overall market for email marketing and related services is relatively new and still evolving, and small organizations have generally been slower than larger organizations to adopt email marketing as part of their marketing mix. There is no certainty regarding how or whether this market will develop, or whether it will experience any significant contractions. Our ability to attract and retain customers will depend in part on our ability to make email marketing convenient, effective and affordable. If small organizations determine that email marketing does not sufficiently benefit them, existing customers may cancel their accounts and new customers may decide not to adopt email marketing. In addition, many small organizations lack the technical expertise to effectively send email marketing campaigns. As technology advances, however, small organizations may establish the capability to manage their own email marketing and therefore have no need for our email marketing product. If the market for email marketing services fails to grow or grows more slowly than we currently anticipate, demand for our services may decline and our revenue would suffer.

U.S. federal legislation entitled Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing product, and establishes financial penalties for non-compliance, which could increase the costs of our business.

In December 2003, Congress enacted Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, which establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult or other harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act. The ability of our customers’ constituents to opt out of receiving commercial emails may minimize the effectiveness of our email marketing product. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by our customers or if we were deemed to be directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our reputation and our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or increase our operating costs.

If economic or other factors negatively affect the small business sector, our customers may become unwilling or unable to maintain accounts with us, which could cause our revenue to decline and impair our ability to operate profitably.

Our email marketing and survey products are designed specifically for small organizations, including small businesses, associations and non-profits that frequently have limited budgets and are more likely to be significantly affected by economic downturns than their larger, more established counterparts. Small organizations may choose to spend the limited funds that they have on items other than our products. Moreover, if small organizations experience economic hardship, they may be unwilling or unable to expend resources on marketing, which would negatively affect the overall demand for our products and could cause our revenue to decline. In addition, we have limited experience operating our business during an economic downturn. Accordingly, we do not know if our current business model will respond effectively to the challenges we may confront during an economic downturn.

Evolving regulations concerning data privacy may restrict our customers’ ability to solicit, collect, process and use data necessary to conduct email marketing campaigns or to send surveys and analyze the results or may increase their costs, which could harm our business.

Federal, state and foreign governments have enacted, and may in the future enact, laws and regulations concerning the solicitation, collection, processing or use of consumers’ personal information. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes. Other proposed legislation could, if enacted, prohibit the use of certain technologies that track individuals’ activities on web pages or that record when individuals click through to an Internet address contained in an email message. Such laws and regulations could restrict our customers’ ability to collect and use email addresses, page viewing data, and personal information, which may reduce demand for our products.

As Internet commerce develops, federal, state and foreign governments may draft and propose new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to email marketing. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our customers in the form of increased subscription fees. In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or via email. Such taxes could discourage the use of the Internet and email as a means of commercial marketing, which would adversely affect the viability of our products.

In the event we are unable to minimize our loss of existing customers or to grow our customer base by adding new customers, our operating results will be adversely affected.

Our growth strategy requires us to minimize the loss of our existing customers and grow our customer base by adding new customers. Customers cancel their accounts for many reasons, including a perception that they do not use our product effectively, the service is a poor value and they can manage their email campaigns without our product. In some cases, we terminate an account because the customer fails to comply with our standard terms and conditions. We must continually add new customers to replace customers whose accounts are cancelled or terminated, which may involve significantly higher marketing expenditures than we currently anticipate. If too many of our customers cancel our service, or if we are unable to attract new customers in numbers sufficient to grow our business, our operating results would be adversely affected.

As we expand our customer base through our marketing efforts, our new customers may use our products differently than our existing customers and, accordingly, our business model may not be as efficient at attracting and retaining new customers.

As we expand our customer base, our new customers may use our products differently than our existing customers. For example, a greater percentage of new customers may take advantage of the free trial period we offer but choose to use another form of marketing to reach their constituents. If our new customers are not as loyal as our existing customers, our attrition rate will increase and our customer referrals will decrease, which would have an adverse effect on our results of operations. In addition, as we seek to expand our customer base, we expect to increase our marketing spend in order to attract new customers, which will increase our operating costs. There can be no assurance that these marketing efforts will be successful.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The market for our products is competitive and rapidly changing, and the barriers to entry are relatively low. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales and maintain our prices.

Our principal competitors include providers of email marketing products for small to medium size businesses such as Vertical Response, Inc., Broadwick Corporation (iContact®, formerly Intellicontact), CoolerEmail, Inc., Emma, Inc., Got Corporation (Campaigner®), Lyris Technologies, Inc. and Topica Inc., as well as the in-house information technology capabilities of prospective customers. Competition could result in reduced sales, reduced margins or the failure of our email marketing product to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, there are a number of other vendors that are focused on providing email marketing products for larger organizations, including Acxiom Digital (a division of Acxiom Corporation), Alterian Inc., Epsilon Data Management LLC (a subsidiary of Alliance Data Systems Corporation), ExactTarget, Inc., Responsys Inc., Silverpop Systems Inc. and CheetahMail, Inc. (a subsidiary of Experian Group Limited). While we do not compete currently with vendors serving larger customers, we may face future competition from these providers if they determine that our target market presents an opportunity for them. Finally, in the future, we may experience competition from Internet Service Providers, or ISPs, advertising and direct marketing agencies and other large established businesses, such as Microsoft Corporation, Google Inc. or Yahoo! Inc., possessing large, existing customer bases, substantial financial resources and established distribution channels. If these companies decide to develop, market or resell competitive email marketing products, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. In addition, one or more of these ISPs or other businesses could decide to offer a competitive email marketing product at no cost or low cost in order to generate revenue as part of a larger product offering. Our survey product competes with similar offerings by Zoomerang (a division of Market Tools, Inc.) and Surveymonkey.com Corporation.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our potential competitors may have more extensive customer bases and broader customer relationships than we have. In addition, these companies may have longer operating histories and greater name recognition than we have. These competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. If we are unable to compete with such companies, the demand for our services could substantially decline.

If the delivery of our customers’ emails is limited or blocked, the fees we may be able to charge for our email marketing product may not be accepted by the market and customers may cancel their accounts.

ISPs can block emails from reaching their users. Recent releases of ISP software and the implementation of stringent new policies by ISPs make it more difficult to deliver our customers’ emails. We continually improve our own technology and work closely with ISPs to maintain our deliverability rates. If ISPs materially limit or halt the delivery of our customers’ emails, or if we fail to deliver our customers’ emails in a manner compatible with ISPs’ email handling or authentication technologies, then the fees we charge for our email marketing product may not be accepted by the market, and customers may cancel their accounts.

The internet protocol addresses associated with our email marketing product are owned and controlled by Internap Network Services Corporation, which operates one of our third-party hosting facilities. In connection with the establishment of a second third-party hosting facility, we are currently migrating to internet protocol addresses owned and controlled by us. If we experience difficulties with this migration, our deliverability rates could suffer and it could undermine the effectiveness of our customers’ email marketing campaigns. This, in turn, could harm our business and financial performance.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled technical and marketing personnel is extremely intense, and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, particularly in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our stock may adversely affect our ability to attract or retain highly skilled technical and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

If we fail to promote and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing and maintaining awareness of the Constant Contact brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future products and attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our industry increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the effectiveness and affordability of our products for our target customer demographic. Historically, our efforts to build our brand have involved significant expense, and it is likely that our future marketing efforts will require us to incur additional significant expenses. Such brand promotion activities may not yield increased revenue and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may lose our existing customers to our competitors or be unable to attract new customers, which would cause our revenue to decrease.

We depend on search engines to attract a significant percentage of our customers, and if those search engines change their listings or our relationship with them deteriorates or terminates, we may be unable to attract new customers, which would adversely affect our business and results of operations.

Many of our customers located our website by clicking through on search results displayed by search engines such as Google and Yahoo!. Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract a significant percentage of the customers we serve to our website. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our website, requiring us to resort to other costly resources to replace this traffic, which, in turn, could reduce our operating and net income or our revenue, harming our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenue could decline and our business may suffer. The cost of purchased search listing advertising is rapidly increasing as demand for these channels continues to grow quickly, and further increases could have negative effects on our financial results.

The success of our business depends on the continued growth and acceptance of email as a communications tool, and the related expansion and reliability of the Internet infrastructure. If consumers do not continue to use email, demand for our email marketing products may decline.

The future success of our business depends on the continued and widespread adoption of email as a primary means of communication. Security problems such as “viruses,” “worms” and other malicious programs or reliability issues arising from outages and damage to the Internet infrastructure could create the perception that email is not a safe and reliable means of communication, which would discourage consumers from using email. Consumers’ use of email also depends on the ability of ISPs to prevent unsolicited bulk email, or “spam,” from overwhelming consumers’ inboxes. In recent years, ISPs have developed new technologies to filter unwanted messages before they reach users’ inboxes. In response, spammers have employed more sophisticated techniques to reach consumers’ inboxes. Although companies in the anti-spam industry have started to address the techniques used by spammers, if security problems become widespread or frequent or if ISPs cannot effectively control spam, the use of email as a means of communication may decline as consumers find alternative ways to communicate. Any decrease in the use of email would reduce demand for our email marketing product and harm our business.

Various private spam blacklists have in the past interfered with, and may in the future interfere with, the effectiveness of our products and our ability to conduct business.

We depend on email to market to and communicate with our customers, and our customers rely on email to communicate with their constituents. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain “blacklists” of companies and individuals, and the websites, ISPs and Internet protocol addresses associated with those entities or individuals, that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company’s Internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity’s service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities and, in the future, our Internet protocol addresses may also be listed with these and other blacklisting entities. There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services and communicate with our customers and could undermine the effectiveness of our customers’ email marketing campaigns, all of which could have a material negative impact on our business and results of operations.

Any efforts we may make in the future to promote our services to market segments other than small organizations or to expand our product offerings beyond email marketing may not succeed.

To date, we have largely focused our business on providing our email marketing product for small organizations, but we may in the future seek to serve other market segments and expand our service offerings. During 2007, we introduced our survey product, which enables customers to create and send online surveys and analyze responses, and our add-on email archive service that enables our customers to archive their past email campaigns. Any efforts to expand beyond the small organization market or to introduce new products beyond our email marketing product, including our survey product, may not result in significant revenue growth, may divert management resources from our existing operations and require us to commit significant financial resources to an unproven business, which may harm our financial performance.

Our customers’ use of our products to transmit negative messages or website links to harmful applications could damage our reputation, and we may face liability for unauthorized, inaccurate or fraudulent information distributed via our products.

Our customers could use our email marketing product to transmit negative messages or website links to harmful applications, reproduce and distribute copyrighted material without permission, or report inaccurate or fraudulent data. Any such use of our products could damage our reputation and we could face claims for damages, copyright or trademark infringement, defamation, negligence or fraud. Moreover, our customers’ promotion of their products and services through our email marketing product may not comply with federal, state and foreign laws. We cannot predict whether our role in facilitating these activities would expose us to liability under these laws.

Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers’ activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Our existing general liability insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating losses and reduce our net worth and working capital.

If we fail to enhance our existing products or develop new products, our products may become obsolete or less competitive and we could lose customers.

If we are unable to enhance our existing products or develop new products that keep pace with rapid technological developments and meet our customers’ needs, our business will be harmed. Creating and designing such enhancements and new products entail significant technical and business risks and require substantial expenditures and lead-time, and there is no guarantee that such enhancements and new products will be completed in a timely fashion. Nor is there any guarantee that any new product offerings will gain widespread acceptance among our email marketing customers or by the broader market. For example, our existing email marketing customers may not view any new product as complementary to our email product offerings and therefore decide not to purchase such product. If we cannot enhance our existing services or develop new products or if we are not successful in selling such enhancements and new products to our customers, we could lose customers or have difficulty attracting new customers, which would adversely impact our financial performance.

Our relationships with our channel partners may be terminated or may not continue to be beneficial in generating new email marketing customers, which could adversely affect our ability to increase our customer base.

We maintain a network of active channel partners, which include national small business service providers such as Network Solutions, LLC, American Express Company and Career Builder, LLC as well as local small business service providers such as web developers and marketing agencies, who refer customers to us through links on their websites and outbound promotion to their customers. If we are unable to maintain our contractual relationships with existing channel partners or establish new contractual relationships with potential channel partners, we may lose potential new customers and we may experience delays and increased costs in adding customers, which could have a material adverse effect on us. The number of customers we are able to add through these marketing relationships is dependent on the marketing efforts of our partners over which we have little or no control, and a significant decrease in the number of gross customer additions generated through these relationships could adversely affect the size of our customer base and revenue.

Our anticipated growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage that growth, we may not be able to successfully implement our business plan.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational and financial reporting infrastructure.

Our success will depend in part on the ability of our senior management to manage this anticipated growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the anticipated growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems, which will include installing a new billing system. The expected addition of new employees and the capital investments that we believe will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, we will be unable to execute our business plan.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our executive officers and other key technical personnel, each of whom would be difficult to replace. In particular, Gail F. Goodman, our Chairman, President and Chief Executive Officer, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Ms. Goodman or other executive officers or key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Any significant disruption in service on our website or in our computer systems, or in our customer support services, could reduce the attractiveness of our products and result in a loss of customers.

The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, level of customer service, reputation and ability to attract new customers and retain existing customers. Our system hardware is co-located in two third-party hosting facilities. The first, located in Somerville, Massachusetts, is owned and operated by Internap Network Services Corporation. The second, located in Bedford, Massachusetts, is owned and operated by Sentinel Properties-Bedford, LLC. Neither Internap nor Sentinel guarantees that our customers’ access to our products will be uninterrupted, error-free or secure. Our operations depend on Internap’s and Sentinel’s ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. In the event that our arrangement with either Internap or Sentinel is terminated, or there is a lapse of service or damage to the Internap or Sentinel facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. In addition, our customer support services, which are currently located only at our headquarters, would experience interruptions as a result of any disruption of electrical, phone or any other similar facility support services. Any interruptions or delays in access to our products or customer support, whether as a result of Internap, Sentinel or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors could damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition and results of operations.

Our disaster recovery system located at both our headquarters in Waltham, Massachusetts and the Sentinel facility does not provide real time backup, has not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage at the Internap or Sentinel facilities. In the event of a disaster in which either facility is irreparably damaged or destroyed, we would experience interruptions in access to our products. Moreover, our headquarters, the Internap facility and the Sentinel facility are located several miles from each other and may be equally or more affected by any regional disaster. Any or all of these events could cause our customers to lose access to our products.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option.

Our system stores our customers’ proprietary email distribution lists, credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states, including Massachusetts, have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers.

If we fail to maintain compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

We rely on third-party computer hardware and software that may be difficult to replace or that could cause errors or failures of our service.

We rely on computer hardware purchased and software licensed from third parties in order to offer our products, including hardware from such large vendors as International Business Machines Corporation, Dell Computer Corporation, Sun Microsystems, Inc. and EMC Corporation. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our customers could experience delays or be unable to access our services until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our services could upset our customers and harm our business.

If we are unable to protect the confidentiality of our unpatented proprietary information, processes and know-how and our trade secrets, the value of our technology and products could be adversely affected.

We rely upon unpatented proprietary technology, processes and know-how and trade secrets. Although we try to protect this information in part by executing confidentiality agreements with our employees, consultants and third parties, such agreements may offer only limited protection and may be breached. Any unauthorized disclosure or dissemination of our proprietary technology, processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other third parties. If we are unable to protect the confidentiality of our proprietary information, processes and know-how or our trade secrets are disclosed, the value of our technology and services could be adversely affected, which could negatively impact our business, financial condition and results of operations.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source software closely, the terms of many open source licenses to which we are subject have not been interpreted by United States or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In such event or in the event there is a significant change in the terms of open source licenses in general, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue sales of our products, or to release our software code under the terms of an open source license, any of which could materially adversely affect our business.

Given the nature of open source software, there is also a risk that third parties may assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. The risks associated with intellectual property infringement claims are discussed immediately below.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business may be adversely affected.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. These claims, whether or not successful, could:

•	divert management’s attention;

•	result in costly and time-consuming litigation;

•	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all;

•	in the case of open source software-related claims, require us to release our software code under the terms of an open source license; or

•	require us to redesign our software and services to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. In addition, many of our agreements with our channel partners require us to indemnify them for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling on any such claim. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management time. Finally, if a third party successfully asserts a claim that our products infringe their proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable, or at all.

Providing our products to customers outside the United States exposes us to risks inherent in international business.

Customers in more than 110 countries and territories currently use our email marketing product, and we expect to expand our international operations in the future. Accordingly, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in the United States. The risks and challenges associated with providing our products to customers outside the United States include:

•	localization of our products, including translation into foreign languages and associated expenses;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including tax, email marketing, privacy and data protection laws and regulations;

•	foreign currency fluctuations;

•	different pricing environments;

•	difficulties in staffing and maintaining foreign operations; and

•	regional economic and political conditions.

We have incurred net losses in the past and expect to incur net losses in the future.

We have incurred net losses in the past and we expect to incur net losses in the future. As of December 31, 2007, our accumulated deficit was $42.8 million. Our net losses were $7.8 million for the year ended December 31, 2006 and $8.3 million for the year ended December 31, 2007. Our net losses have increased over recent periods because we have increased our sales and marketing expense to promote the Constant Contact brand and encourage new customers to try our products. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we will never become profitable. Our recent revenue growth may not be indicative of our future performance. In future periods, we may not have any revenue growth, or our revenue could decline.

We are incurring significant increased costs as a result of operating as a public company, and our management has been, and will continue to be, required to devote substantial time to new compliance initiatives.

As a public company, we are incurring significantly more legal, accounting and other expenses than we incurred as a private company. The Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the SEC and the Nasdaq Stock Market, require public companies to meet certain corporate governance standards. Our management and other personnel are devoting a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. In order to comply with Section 404, we may incur substantial accounting expense, expend significant management time on compliance-related issues, and hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to use net operating loss carryforwards in the United States may be limited.

As of December 31, 2007, we had net operating loss carryforwards of $38 million for U.S. federal tax purposes and $25 million for state tax purposes. These loss carryforwards expire between 2008 and 2027. If we were to generate income that would be subject to taxation, to the extent available, we intend to use these net operating loss carryforwards to reduce the corporate income tax liability associated with our operations. Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. While we do not believe that our initial public offering and prior financings have resulted in ownership changes that limit our ability to utilize net operating loss carryforwards, any subsequent ownership changes, including as a result of this offering, could result in such a limitation. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could have a negative effect on our financial results.

Our quarterly results may fluctuate and if we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

Our quarterly operating results may fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include:

•	our ability to retain existing customers, attract new customers and satisfy our customers’ requirements;

•	changes in our net new quarterly customer additions;

•	changes in our pricing policies;

•	our ability to expand our business;

•	the effectiveness of our personnel;

•	new product and service introductions;

•	technical difficulties or interruptions in our services;

•	general economic conditions;

•	the timing of additional investments in our hardware and software systems;

•	regulatory compliance costs;

•	costs associated with future acquisitions of technologies and businesses; and

•	extraordinary expenses such as litigation or other dispute-related settlement payments.

Some of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and should not be relied upon as an indication of future performance.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

We have historically relied on outside financing and cash from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to:

•	fund our operations;

•	respond to competitive pressures;

•	take advantage of strategic opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and

•	develop new products or enhancements to existing products.

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may engage in future acquisitions that could disrupt our business, dilute stockholder value and harm our business, operating results or financial condition.

We have, from time to time, evaluated acquisition opportunities and may pursue acquisition opportunities in the future. We have not made any acquisitions to date and, therefore, our ability as an organization to make and integrate acquisitions is unproven. Moreover, acquisitions involve numerous risks, including:

•	an inability to locate a suitable acquisition candidate or technology or acquire a desirable candidate or technology on favorable terms;

•	difficulties in integrating personnel and operations from the acquired business or acquired technology with our existing technology and products and in retaining and motivating key personnel from the acquired business;

•	disruptions in our ongoing operations and the diversion of our management’s attention from their day-to-day responsibilities associated with operating our business;

•	increases in our expenses that adversely impact our business, operating results and financial condition;

•	potential write-offs of acquired assets and increased amortization expense related to identifiable assets acquired; and

•	potentially dilutive issuances of equity securities or the incurrence of debt.

If we do complete an acquisition, we may not ultimately strengthen our competitive position or achieve our goals, or such an acquisition may be viewed negatively by our customers, stockholders or the financial markets.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The public offering price per share in this offering is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $12.65 per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent outstanding options are ultimately exercised, there could be further dilution to investors in this offering. In addition, if the underwriters exercise their over-allotment option or if we issue additional equity securities, you will experience additional dilution.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 26.95% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the beneficial ownership of our outstanding stock by our directors and executive officers, see “Principal and Selling Stockholders.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Although we have not allocated the net proceeds we will receive from this offering for any specific purposes other than the payment of expenses incurred by us in connection with this offering, we expect to use any remaining net proceeds, if any, for general corporate purposes, including capital expenditures. Our management will have broad discretion concerning how we use our net proceeds from this offering, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. You will be relying on the judgment of our management regarding the application of these proceeds, and our management may not apply our net proceeds of this offering in ways that increase the value of your investment.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not expect to pay cash dividends on our common stock, including the common stock issued in this offering. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. See “Dividend Policy.”

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may not be able to retain research coverage by securities and industry analysts. If securities or industry analysts do not continue to cover our company, the trading price for our stock would be negatively impacted. In the event the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The market price of our common stock has been and may continue to be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to the completion of our initial public offering in October 2007, there was no public market for shares of our common stock. The trading price of our common stock has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our products to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant product releases, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of shares by our stockholders could cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market, the trading price of our common stock could decline below the public offering price. Based on shares outstanding as of December 31, 2007, upon completion of this offering, we will have outstanding 27,701,582 shares of common stock. Of these shares, 12,586,739 shares of common stock will be subject to a 90-day contractual lock-up with the underwriters. Oppenheimer & Co. Inc. and Thomas Weisel Partners LLC, acting as representatives of the underwriters, may permit our officers, directors and other stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

If we announce earnings results or other material news or a material event occurs during the last 17 days of the 90-day contractual lock-up period or, if prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the 90-day lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or event.

After each of the lock-up agreements pertaining to this offering expire 90 days from the date of this prospectus, or such longer period described above, up to 12,586,739 shares will become eligible for sale in the public market, 5,651,094 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and, in certain cases, various vesting agreements. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In addition, as of December 31, 2007, we had options to purchase a total of 2,200,622 shares of our common stock outstanding under our equity incentive plans, of which 573,178 were vested. We have filed registration statements on Forms S-8 to register all of the shares issuable under our equity incentive plans. The sale of shares registered on the Forms S-8 which are not yet outstanding, but are issuable upon exercise of outstanding options, may cause our stock price to decline.

Some of our existing stockholders have demand and incidental registration rights to require us to register with the SEC up to approximately 12,595,556 shares of our common stock subject to certain conditions following the offering. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

See “Shares Eligible for Future Sale” for a discussion of the lock-up agreements and other transfer restrictions.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change of control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and second amended and restated bylaws may discourage, delay or prevent, a change in our management or control over us that stockholders may consider favorable. Among other things, our restated certificate of incorporation and second amended and restated bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and second amended and restated bylaws.

For more information regarding these and other provisions, see “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation.”

Forward-Looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “plan,” “predict,” “project,” “seek,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our ability to attract and retain customers;

•	our financial performance;

•	the advantages of our products as compared to those of others;

•	our ability to retain and hire necessary employees and appropriately staff our operations;

•	regulatory developments;

•	our intellectual property; and

•	our estimates regarding future expenses, revenue, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed or incorporated by reference as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering at the public offering price of $16.00 per share will be approximately $636,000, or approximately $4.1 million if the underwriters exercise their over-allotment option in full. “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of the offering. We will not receive any proceeds from the sale of shares by the selling stockholders. In addition, we will receive $636 in connection with the payment of the exercise price upon the exercise of outstanding options to purchase 1,159 shares of common stock, which shares are to be sold in the offering.

We intend to use our net proceeds from this offering to pay the expenses we incur in connection with this offering and, the remaining proceeds, if any, will be used for general corporate purposes, including financing our growth, developing new products, acquiring new customers and funding capital expenditures.

In addition, the other principal purposes for this offering are to:

•	increase our visibility in our markets;

•	provide liquidity for our existing stockholders;

•	increase our public float;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire other businesses, products or technologies.

Other than paying the expenses we incur in connection with this offering, we have not yet determined with any certainty the manner in which we will allocate the remaining net proceeds we receive in this offering, if any. Management will retain broad discretion in the allocation and use of our net proceeds from this offering. To the extent there are net proceeds available to us after paying the expenses we incur in connection with this offering, a number of factors may impact the allocation of such proceeds, including the nature, size and type of expansion of our operations we may undertake.

Pending specific utilization of our net proceeds as described above, we intend to invest our net proceeds of the offering in short-term investment grade and U.S. government securities.

Price Range of Common Stock

Our common stock commenced trading on the Nasdaq Global Market under the symbol “CTCT” on October 3, 2007. The following table sets forth, for the periods indicated, the high and low reported sales prices of our common stock as reported on the Nasdaq Global Market:

	High	Low
2007
Fourth quarter (from October 3, 2007)	$30.76	$15.45
2008
First quarter	25.24	14.13
Second quarter (through April 24, 2008)	18.27	14.09

As of April 24, 2008, there were approximately 118 holders of record of our common stock. The last reported sale price of our common stock on April 24, 2008 was $16.65 per share.

Dividend Policy

We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, and other factors our board of directors deems relevant.

Capitalization

The following table sets forth our capitalization as of December 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to (i) give effect to the issuance and sale by us of 83,409 shares of common stock at the public offering price of $16.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and (ii) reflect the issuance of 1,159 shares of common stock upon the exercise of options to be sold by certain selling stockholders in connection with this offering.

You should read the following table together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of December 31, 2007
		As
	Actual	Adjusted
	(in thousands, except share data)

Stockholders’ equity:
Common stock; $0.01 par value; 100,000,000 shares authorized and 27,617,014 shares issued and outstanding, actual; 100,000,000 shares authorized and 27,701,582 shares issued and outstanding, as adjusted	$276	$277
Preferred stock; $0.01 par value; 5,000,000 shares authorized and no shares issued or outstanding, actual or as adjusted	—	—
Additional paid-in capital	136,832	137,468
Accumulated other comprehensive income	2	2
Accumulated deficit	(42,756)	(42,756)

Total stockholders’ equity	94,354	94,991

Total capitalization	$94,354	$94,991

The table above does not include:

•	520 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 2007 with an exercise price of $0.38 per share;

•	2,199,463 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2007 at a weighted average exercise price of $6.33 per share, of which options to purchase 572,019 shares were exercisable as of December 31, 2007 at a weighted average exercise price of $2.00 per share (both after giving effect to the contemplated issuance by us of 1,159 shares of common stock upon the exercise of options by certain selling stockholders); and

•	2,157,450 shares of common stock available for future issuance under our equity compensation plans as of December 31, 2007.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the as adjusted net tangible book value per share of our common stock after this offering.

Our net tangible book value as of December 31, 2007 was approximately $92.3 million, or approximately $3.34 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the sale by us of the 83,409 shares of common stock offered in this offering at the public offering price of $16.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2007 would have been approximately $92.9 million, or approximately $3.35 per share of common stock. This represents an immediate increase in the as adjusted net tangible book value of $0.01 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $12.65 per share to new investors. The following table illustrates this per share dilution:

The public offering price per share		$16.00
Net tangible book value per share as of December 31, 2007	$3.34
Increase in net tangible book value per share attributable to this offering	$0.01

As adjusted net tangible book value per share after this offering		$3.35

Dilution per share to new investors		$12.65

In the discussion and table above, we assume no exercise of outstanding options or warrants, except for the exercise of options to purchase 1,159 shares of common stock being sold by certain selling stockholders in this offering. As of December 31, 2007, there were 2,199,463 shares of common stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $6.33 per share (after giving effect to the issuance by us of 1,159 shares of common stock upon the exercise of options by certain selling stockholders) and 520 shares of common stock reserved for issuance upon the exercise of an outstanding warrant with an exercise price of $0.38 per share. To the extent that any of these outstanding options or the warrant are exercised, there will be further dilution to new investors. If the underwriters exercise their over-allotment option, there will be further dilution to new investors.

Selected Financial Data

The selected statement of operations data for each of the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The selected statement of operations data for the year ended December 31, 2005 has been derived from our audited financial statements, which have been audited by Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, and are included elsewhere in this prospectus. The selected statements of operations data for each of the years ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited financial statements, which have been audited by Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, and are not included in this prospectus. The selected financial data set forth below summarizes our consolidated financial data and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share and customer data)
Statements of Operations Data:
Revenue	$4,465	$8,071	$14,658	$27,552	$50,495
Cost of revenue(1)	1,899	2,211	3,747	7,801	13,031

Gross profit	2,566	5,860	10,911	19,751	37,464

Operating expenses:(1)
Research and development	1,653	2,140	3,355	6,172	10,341
Sales and marketing	2,549	3,385	7,460	18,592	27,376
General and administrative	640	856	1,326	2,623	5,445

Total operating expenses	4,842	6,381	12,141	27,387	43,162

Loss from operations	(2,276)	(521)	(1,230)	(7,636)	(5,698)
Interest and other income (expense), net	(39)	(34)	(24)	(203)	(2,556)

Net loss	(2,315)	(555)	(1,254)	(7,839)	(8,254)
Accretion of redeemable convertible preferred stock	(2,471)	(3,701)	(5,743)	(3,788)	(816)

Net loss attributable to common stockholders	$(4,786)	$(4,256)	$(6,997)	$(11,627)	$(9,070)

Net loss attributable to common stockholders per share:
Basic and diluted	$(5.75)	$(4.37)	$(2.49)	$(3.38)	$(0.97)
Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	832	974	2,813	3,438	9,366
Other Operating Data:
End of period number of customers(2)	14,431	25,229	47,730	89,323	164,669

(1)	Amounts include stock-based compensation expense, as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Cost of revenue	$–	$–	$–	$25	$81
Research and development	–	–	–	27	170
Sales and marketing	6	6	–	19	133
General and administrative	17	17	17	12	261

	$23	$23	$17	$83	$645

(2)	We define our end of period number of customers as email marketing customers that we billed directly during the last month of the period.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$2,114	$2,115	$2,784	$12,790	$101,535
Total assets	3,236	3,222	5,545	18,481	111,845
Deferred revenue	615	1,270	2,827	5,476	10,354
Redeemable convertible preferred stock warrant	–	–	–	628	–
Notes payable and capital lease obligation	612	844	1,326	702	–
Redeemable convertible preferred stock	7,213	10,914	16,657	35,322	–
Total stockholders’ (deficit) equity	(6,129)	(10,287)	(17,237)	(28,629)	94,354

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Constant Contact is a leading provider of on-demand email marketing and online survey solutions for small organizations, including small businesses, associations and non-profits. Our customers use our email marketing product to more effectively and efficiently create, send and track professional and affordable permission-based email marketing campaigns. With these campaigns, our customers can build stronger relationships with their customers, clients and members, increase sales and expand membership. Our email marketing product incorporates a wide range of customizable templates to assist in campaign creation, user-friendly tools to import and manage contact lists and intuitive reporting to track campaign effectiveness. As of December 31, 2007, we had 164,669 email marketing customers. In June 2007, we introduced an online survey product that complements our email marketing product and enables small organizations to easily create and send surveys and effectively analyze responses. As of December 31, 2007, we had 8,270 survey customers, substantially all of which are also email marketing customers. We are committed to providing our customers with a high level of support, which we deliver via phone, chat, email and our website.

We provide our products on an on-demand basis through a standard web browser. This model enables us to deploy and maintain a secure and scalable application that is easy for our customers to implement at compelling prices. Our email marketing customers pay a monthly subscription fee that generally ranges between $15 per month and $150 per month based on the size of their contact lists and, in some cases, volume of mailings. Our survey product is similarly priced. For the year ended December 31, 2007, the average monthly amount that we invoiced a customer for our email marketing solution alone was approximately $33. In addition, in 2007, our average monthly total revenue per email marketing customer, including all sources of revenue, was $33.63. We believe that the simplicity of on-demand deployment combined with our affordable subscription fees and functionality facilitate adoption of our products by our target customers while generating significant recurring revenue. From January 2005 through December 2007, at least 97.4% of our customers in a given month have continued to utilize our email marketing product in the following month.

Our success is principally driven by our ability to grow our customer base. Our email marketing customer base has steadily increased from approximately 25,000 at the end of 2004 to over 164,000 as of December 31, 2007. We measure our customer base as the number of email marketing customers that we bill directly in the last month of a period. These customers include all types of small organizations including retailers, restaurants, day spas, law firms, consultants, non-profits, religious organizations, alumni associations and other small businesses and organizations. We add these customers through a variety of sources including online advertising, channel partnerships, regional initiatives, referrals and general brand awareness. Our online advertising includes search engine marketing and advertising on networks and other sites. Our channel partnerships are contractual relationships with over 2,300 active partners who refer customers to us through links on their websites and outbound promotions to their customers. Our regional initiatives include local seminars and local advertising including print, online and radio. Referral customers come from word-of-mouth from those among our satisfied, growing customer base and the inclusion of a link to our website in the footer of the more than 700 million emails currently sent by our customers each month. Finally, we believe our general brand awareness, press and thought leadership initiatives and visibility drive prospects to us. In 2007, our cost of customer acquisition, which we define as our total sales and marketing expense divided by the gross number of email marketing customers added during the year, was approximately $255 per email marketing customer, implying payback on a revenue basis in less than a year. This implied payback is calculated by dividing the acquisition cost per email marketing customer by the average monthly total revenue per email marketing customer, which implies an eight month payback period.

Our on-demand product was first offered commercially in 2000. In 2007, our revenue was $50.5 million and our net loss was $8.3 million.

On October 9, 2007, we completed our initial public offering, in which we sold and issued 6,199,845 shares of common stock at a price to the public of $16.00 per share. We raised approximately $90.4 million in net proceeds after deducting underwriting discounts and commissions and other offering costs.

Sources of Revenue

We derive our revenue principally from subscription fees from our email marketing customers. Our revenue is driven primarily by the number of paying customers and the subscription fees for our products and is not concentrated within any one customer or group of customers. In 2007, our top 80 email marketing customers accounted for approximately 1% of our total email marketing revenue. We do not require our customers to commit to a contractual term; however, our customers are required to prepay for subscriptions on a monthly, semi-annual, or annual basis by means of a credit card or check. Fees are recorded initially as deferred revenue and then recognized as earned revenue on a daily basis over the prepaid subscription period.

We also generate a small amount of revenue from professional services which primarily consist of the creation of customized templates for our customers. Revenue generated from professional services accounted for less than 2% of gross revenue for each of the years ended December 31, 2005, 2006 and 2007.

Cost of Revenue and Operating Expenses

We allocate certain overhead expenses, such as rent, utilities, office supplies and depreciation of general office assets to cost of revenue and operating expense categories based on headcount. As a result, an overhead expense allocation is reflected in cost of revenue and each operating expense category.

Cost of Revenue.  Cost of revenue consists primarily of wages and benefits for software operations and customer support personnel, credit card processing fees, and depreciation, maintenance and hosting of our software applications underlying our product offerings. We allocate a portion of customer support costs relating to assisting trial customers to sales and marketing expense.

The expenses related to our hosted software applications are affected by the number of customers who subscribe to our products and the complexity and redundancy of our software applications and hosting infrastructure. We expect cost of revenue to increase moderately as a percentage of revenue in 2008 as we expand our operations to include a second sales and support office and a second third-party hosting facility. Over the longer term, we anticipate that these expenses will increase in absolute dollars as we expect to continue to increase our number of customers over time.

Research and Development.  Research and development expenses consist primarily of wages and benefits for product strategy and development personnel. We have focused our research and development efforts on both improving ease of use and functionality of our existing products as well as developing new offerings. We primarily expense research and development costs. The small percentage of direct development costs related to software enhancements which add functionality are capitalized and depreciated as a component of cost of revenue. We expect that on an annual basis research and development expenses will increase in absolute dollars, but decrease as a percentage of revenue, as we continue to enhance and expand our product offerings.

Sales and Marketing.  Sales and marketing expenses consist primarily of advertising and promotional costs, wages and benefits for sales and marketing personnel, partner referral fees, and the portion of customer support costs that relate to assisting trial customers. Advertising costs consist primarily of pay-per-click payments to search engines, other online and offline advertising media, including radio and print advertisements, as well as the costs to create and produce these advertisements. Advertising costs are expensed as incurred. Promotional costs consist primarily of public relations, memberships, and event costs. Our advertising and promotional expenditures have historically been highest in the fourth quarter of each year as this reflects a period of increased sales and marketing activity for many small organizations. In order to continue to grow our business and brand and category awareness, we expect that we will continue to commit substantial resources to our sales and marketing efforts. As a result, we expect that on an annual basis sales and marketing expense will increase in absolute dollars, but decrease as a percentage of revenue, as we continue to grow.

General and Administrative.  General and administrative expenses consist primarily of wages and benefits for administrative, human resources, internal information technology support, finance and accounting personnel, professional fees, other taxes and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel in connection with the anticipated growth of our business and incur costs related to operating as a public company. Therefore, we expect that our general and administrative expenses, in total, will increase in absolute dollars as we continue to grow and operate as a public company.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. Accordingly, we evaluate our estimates, assumptions and judgments on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition.  We provide access to our products through subscription arrangements whereby a customer is charged a fee to access our products. Subscription arrangements include use of our software and access to our customer and support services, such as telephone support. We follow the guidance of the SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition in Financial Statements, and Emerging Issues Task Force, or EITF, Issue No. 00-03, Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware, which applies when customers do not have the right to take possession of the software and use it on another entity’s hardware. When there is evidence of an arrangement, the fee is fixed or determinable and collectibility is deemed probable, we recognize revenue on a daily basis over the subscription period as the services are delivered.

We also offer professional services to our customers primarily for the design of custom email templates and training. Professional services revenue is accounted for separately from subscription revenue based on the guidance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, as those services have value on a standalone basis and do not involve a significant degree of risk or unique acceptance criteria and as the fair value of our subscription services is evidenced by their availability on a standalone basis. Professional services revenue is recognized as the services are performed.

Income Taxes.  Income taxes are provided for tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial statements and income tax reporting. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance for the net deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Software and Website Development Costs.  We follow the guidance of the American Institute of Certified Public Accountants Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed

or Obtained for Internal Use and EITF Issue No. 00-02, Accounting for Web Site Development Costs, in accounting for the development costs of our on-demand products and website development costs whereby costs to develop functionality are capitalized. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Costs associated with the development of internal use software capitalized during the years ended December 31, 2006 and 2007 were $516,000 and $382,000, respectively. Development costs eligible for capitalization for the year ended December 31, 2005 were not material.

Redeemable Convertible Preferred Stock Warrant.  We account for freestanding warrants and other similar instruments related to shares that are redeemable in accordance with Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Under SFAS No. 150, the freestanding warrant that was related to our redeemable convertible preferred stock was classified as a liability on the balance sheet. The warrant was subject to re-measurement at each balance sheet date prior to its exercise in October 2007. The change in fair value (as determined using the Black-Scholes option-pricing model) was recognized as a component of other income (expense), net.

Stock-Based Compensation.  Effective January 1, 2006, we adopted SFAS No. 123R, or SFAS 123R, Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and related interpretations. SFAS 123R supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. SFAS 123R requires all share-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable service period. We adopted this statement using the “Prospective” transition method which does not result in restatement of our previously issued financial statements and requires only new awards or awards that are modified, repurchased or canceled after the effective date to be accounted for under the provisions of SFAS 123R. Prior to January 1, 2006, we accounted for stock-based compensation arrangements according to the provisions of APB 25 and related interpretations. Pursuant to the income tax provisions included in SFAS 123R, we have elected the “short cut method” of computing the hypothetical pool of additional paid-in capital that is available to absorb future tax benefit shortfalls.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective estimates and assumptions, including the estimated fair value of common stock, expected life of the stock-based payment awards and stock price volatility. Commencing in the fourth quarter of 2007, we used the quoted market price of our common stock to establish fair value of the common stock underlying the options. Because there was no public market for our common stock prior to our initial public offering, our board of directors determined the fair value of our common stock taking into account our most recently available valuation of our common stock. For the year ended December 31, 2005, the fair value of our common stock was estimated on an annual basis by considering a number of objective and subjective factors, including peer group trading multiples, the amount of preferred stock liquidation preferences, the illiquid nature of our common stock, our small size and lack of historical profitability. Commencing in 2006, we began the process of quarterly contemporaneous common stock valuations. In the first quarter of 2006, the fair value of our common stock was estimated using the guideline public company method. The valuation considered numerous factors, including peer group trading multiples, the amount of preferred stock liquidation preferences, the illiquid nature of our common stock, our small size, lack of historical profitability, short-term cash requirements and the redemption rights of preferred stockholders. Beginning in the second quarter of 2006, our quarterly common stock valuations were prepared using the probability-weighted expected return method. Under this methodology, the fair market value of our common stock was estimated based upon an analysis of our future values assuming various outcomes. The share value was based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class.

During 2006 and 2007, we used the Black-Scholes option-pricing model to value our option grants and determine the related compensation expense. The assumptions used in calculating the fair value in 2006 were a weighted average risk free interest rate of 4.82%, expected term of 6.1 years, expected volatility of 64.9%

and no expected dividends. The assumptions used in calculating the fair value in 2007 were a weighted average risk free interest rate of 4.23%, expected term of 6.1 years, weighted average expected volatility of 62.1% and no expected dividends. These assumptions represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different. We have historically been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of options has been determined utilizing the “simplified” method as prescribed by SAB No. 107, Share-Based Payment. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the option. SFAS 123R requires that we recognize compensation expense for only the portion of options that are expected to vest. We have estimated expected forfeitures of stock options with the adoption of SFAS 123R to be zero. In developing a forfeiture rate estimate, we have considered our historical experience and determined our forfeitures to be de minimis. If there are forfeitures of unvested options, additional adjustments to compensation expense may be required in future periods. We have unrecognized compensation expense associated with outstanding stock options at December 31, 2007 of $7.2 million, which is expected to be recognized over a weighted-average period of 3.57 years.

Results of Operations

The following table sets forth selected statements of operations data for each of the periods indicated as a percentage of total revenue.

	Years Ended
	December 31,
	2005	2006	2007

Revenue	100%	100%	100%
Cost of revenue	26	28	26

Gross profit	74	72	74

Operating expenses:
Research and development	23	22	20
Sales and marketing	51	67	54
General and administrative	9	10	11

Total operating expenses	83	99	85

Loss from operations	(9)	(27)	(11)
Interest and other income (expense), net	(0)	(1)	(5)

Net loss	(9)%	(28)%	(16)%

Comparison of Years Ended December 31, 2007 and 2006

Revenue.  Revenue for 2007 was $50.5 million, an increase of $22.9 million, or 83%, over revenue of $27.6 million for 2006. The increase in revenue resulted primarily from an 86% increase in the number of average monthly email marketing customers, offset by a slight decrease in average revenue per customer. Average monthly email marketing customers increased to 125,130 in 2007 from 67,336 in 2006, while average revenue per customer in 2007 decreased to $33.63 from $34.10 in 2006. We expect our average revenue per customer to increase in 2008 as we generate additional revenue from our email marketing customers for add-ons to the email marketing product and from our survey product.

Cost of Revenue.  Cost of revenue for 2007 was $13.0 million, an increase of $5.2 million, or 67%, over cost of revenue of $7.8 million for 2006. As a percentage of revenue, cost of revenue decreased to 26% in 2007 from 28% in 2006. The increase in absolute dollars primarily resulted from an 86% increase in the number of average monthly email marketing customers, which resulted in increased hosting and operations expense and customer support costs. Of the increase in cost of revenue, $3.1 million resulted from increased personnel costs attributable to additional employees in our customer support and operations groups to support customer growth and to increase the quality and range of support options available to customers. Additionally, $1.2 million resulted from increased depreciation, hosting and maintenance costs due to scaling and adding capacity to our hosting infrastructure, and $700,000 related to increased credit card fees due to a higher volume of billing transactions. We expect cost of revenue to increase modestly as a percentage of revenue in 2008 as we expand our operations to include a second sales and support office and a second third-party hosting facility.

Research and Development Expenses.  Research and development expenses for 2007 were $10.3 million, an increase of $4.1 million, or 68%, over research and development expenses of $6.2 million for 2006. The increase was primarily due to additional personnel related costs of $3.5 million as we increased the number of research and development employees to further enhance our products. Additional consulting and contractor fees of $100,000 also contributed to the increase due to the use of these resources to supplement our own personnel. We expect research and development expenses to increase in absolute dollars but decrease as a percentage of revenue.

Sales and Marketing Expenses.  Sales and marketing expenses for 2007 were $27.4 million, an increase of $8.8 million, or 47%, over sales and marketing expenses of $18.6 million for 2006. The increase was primarily due to increased advertising and promotional expenditures of $4.3 million as we expanded our multi-channel marketing strategy in order to increase awareness of our brand and products and to add new customers. Additional personnel related costs of $2.7 million also contributed to the increase as we added employees to accommodate the growth in sales leads and to staff our expanded marketing efforts. We also paid $600,000 in increased partner fees as our partners generated increased referral customers. We expect sales and marketing expenses to increase in absolute dollars but decrease as a percentage of revenue.

General and Administrative Expenses.  General and administrative expenses for 2007 were $5.4 million, an increase of $2.8 million, or 108%, over general and administrative expenses of $2.6 million for 2006. The increase was due primarily to additional personnel related costs of $1.2 million because we increased the number of general and administrative employees to support our overall growth, as well as a one-time payment of $225,000 to close out an obligation related to a 1999 stock placement agreement. We also incurred increased insurance and professional fees to support the reporting and regulatory requirements of a public company.

Interest and Other Income (Expense), Net.  Interest and other income (expense), net for 2007 was $(2.6) million, an increase of $2.4 million from interest and other income (expense), net of $(203,000) for 2006. The increase was due to a $3.3 million increase in the expense related to the change in the fair value of the redeemable convertible preferred stock warrant primarily offset by a $1.0 million increase in interest income from investments in marketable securities and cash equivalents. We accounted for an outstanding redeemable convertible preferred stock warrant as a liability held at fair market with changes in value recorded as a component of other expense. In October 2007, the preferred stock warrant was exercised and converted into common stock at which time we recorded the final charge relating to the change in fair value of the warrant. The increase in interest income was primarily due to an increase in the balance of investments and cash equivalents as a result of our initial public offering, which was completed in the fourth quarter of 2007.

Comparison of Years Ended December 31, 2006 and 2005

Revenue.  Revenue for 2006 was $27.6 million, an increase of $12.9 million, or 88%, over revenue of $14.7 million for 2005. The increase in revenue resulted primarily from a 93% increase in the number of average monthly email marketing customers partially offset by a slight decrease in average revenue per customer. Average monthly email marketing customers in 2006 increased to 67,336 from 34,909 for 2005, while average revenue per customer for 2006 decreased to $34.10 from $34.99 in 2005.

Cost of Revenue.  Cost of revenue in 2006 was $7.8 million, an increase of $4.1 million, or 108%, over cost of revenue of $3.7 million in 2005. As a percentage of total revenue, cost of revenue increased slightly to 28%

from 26% in 2005. The increase primarily resulted from a 93% increase in the number of average monthly email marketing customers which resulted in increased hosting and operations expense and customer support costs. Of the increase in cost of revenue, $2.0 million related to increased personnel costs attributable to additional employees in our customer support and operations groups required to support customer growth and to increase the quality and range of support options available to customers. Additionally, $1.0 million resulted from increased depreciation, hosting and maintenance costs as we scaled and added capacity to our hosting infrastructure and $559,000 related to increased credit card fees due to a higher volume of billing transactions.

Research and Development Expenses.  Research and development expenses in 2006 were $6.2 million, an increase of $2.8 million, or 84%, over research and development expenses of $3.4 million in 2005. The increase was primarily due to additional personnel related costs of $2.2 million as we increased the number of research and development employees to further enhance our products.

Sales and Marketing Expenses.  Sales and marketing expenses in 2006 were $18.6 million, an increase of $11.1 million, or 149%, over sales and marketing expenses of $7.5 million in 2005. The increase was primarily due to increased advertising and promotional expenditures of $7.6 million as we expanded our multi-channel marketing strategy in order to increase awareness of our brand and products and to add new customers. Additional personnel related costs of $2.2 million also contributed to the increase as we added personnel to accommodate the growth in sales leads and to staff our expanded marketing efforts.

General and Administrative Expenses.  General and administrative expenses in 2006 were $2.6 million, an increase of $1.3 million, or 98%, over general and administrative expenses of $1.3 million in 2005. The increase was primarily due to additional personnel related costs of $811,000 as we increased the number of general and administrative employees to support our overall growth and an increase in legal, audit, accounting and insurance costs of $261,000, which reflected the increased scale and complexity of our professional service needs.

Interest and Other Income (Expense), Net.  Interest and other income (expense), net in 2006 was $(203,000), an increase of $179,000 from interest and other income (expense), net of $(24,000) in 2005. The increase was due to a $588,000 increase in other expense related to the change in value of the redeemable convertible preferred stock warrant primarily offset by a $432,000 increase in interest income from investments in marketable securities and cash equivalents. Interest income increased primarily due to an increase in investments and cash equivalents as a result of an equity funding that took place during the year.

Quarterly Results of Operations

The following table sets forth our unaudited operating results for each of the ten quarters in the period ended December 31, 2007. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments necessary for a fair statement of such financial data. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2006	2006	2006	2006	2007	2007	2007	2007
	(in thousands, except per share and customer data)

Statements of Operations Data:
Revenue	$3,900	$4,628	$5,429	$6,400	$7,239	$8,484	$9,713	$11,398	$13,517	$15,867
Cost of revenue(1)	931	1,187	1,543	1,811	2,038	2,409	2,731	3,106	3,423	3,771

Gross Profit	2,969	3,441	3,886	4,589	5,201	6,075	6,982	8,292	10,094	12,096

Operating Expenses:(1)
Research and development	741	1,133	1,363	1,411	1,530	1,868	2,169	2,802	2,536	2,834
Sales and marketing	2,079	2,745	2,837	4,247	4,664	6,844	6,121	6,674	6,742	7,839
General and administrative	385	417	493	586	633	911	1,082	1,289	1,597	1,477

Total operating expenses	3,205	4,295	4,693	6,244	6,827	9,623	9,372	10,765	10,875	12,150

Loss from operations	(236)	(854)	(807)	(1,655)	(1,626)	(3,548)	(2,390)	(2,473)	(781)	(54)
Interest and other income (expense), net	(5)	(7)	(150)	(156)	105	(2)	(291)	(340)	(910)	(1,015)

Net loss	(241)	(861)	(957)	(1,811)	(1,521)	(3,550)	(2,681)	(2,813)	(1,691)	(1,069)
Accretion of redeemable convertible preferred stock	(1,372)	(1,672)	(2,136)	(1,134)	(259)	(259)	(253)	(265)	(271)	(27)

Net loss attributable to common stockholders	$(1,613)	$(2,533)	$(3,093)	$(2,945)	$(1,780)	$(3,809)	$(2,934)	$(3,078)	$(1,962)	$(1,096)

Net loss attributable to common stockholders per share:
Basic and diluted(2)	$(0.57)	$(0.89)	$(0.94)	$(0.88)	$(0.51)	$(1.06)	$(0.79)	$(0.81)	$(0.51)	$(0.04)

Other Operating Data:
End of period number of customers(3)	39,878	47,730	57,195	67,061	76,861	89,323	104,265	123,865	145,067	164,669(4)

(1)	Amounts include stock-based compensation expense, as follows:

Cost of revenue	$–	$–	$2	$3	$9	$11	$15	$17	$20	$29
Research and development	–	–	1	3	6	17	21	29	49	71
Sales and marketing	–	–	1	3	6	9	11	18	36	68
General and administrative	5	–	1	1	2	8	36	56	65	104

	$5	$–	$5	$10	$23	$45	$83	$120	$170	$272

(2)	Quarterly amounts may not add to full year amounts due to rounding or changes in weighted-average shares outstanding.

(3)	We define our end of period customers as email marketing customers that we billed directly during the last month of the period.

(4)	In the quarter ended December 31, 2007, we adjusted our customer count downward to remove 2,189 customers that were not generating any revenue.

As a percentage of revenue:

	Three Months Ended
	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2006	2006	2006	2006	2007	2007	2007	2007

Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	24	26	28	28	28	28	28	27	25	24

Gross Profit	76	74	72	72	72	72	72	73	75	76

Operating Expenses:
Research and development	19	25	25	22	21	22	23	25	19	19
Sales and marketing	53	59	53	67	64	81	63	59	50	49
General and administrative	10	9	9	9	9	11	11	11	12	9

Total operating expenses	82	93	87	98	94	114	97	95	81	77

Loss from operations	(6)	(19)	(15)	(26)	(22)	(42)	(25)	(22)	(6)	(1)
Interest and other income (expense), net	(0)	(0)	(3)	(2)	1	(0)	(3)	(3)	(7)	(6)

Net loss	(6)%	(19)%	(18)%	(28)%	(21)%	(42)%	(28)%	(25)%	(13)%	(7)%

Revenue increased sequentially in each of the quarters presented primarily due to increases in the number of total customers.

Gross profit, in absolute dollars, also increased sequentially for the quarters presented primarily due to revenue growth.

Total operating expenses, in absolute dollars, increased sequentially for most of the quarters presented primarily due to increased sales and marketing expenses which resulted from increased marketing efforts and increased number of personnel. The decrease in operating expenses for the first quarter of 2007 was due to the decrease in marketing expenses from the fourth quarter of 2006 to the first quarter of 2007. This decrease was the result of the seasonality of our marketing expenses, which have been highest in the fourth quarter.

Liquidity and Capital Resources

At December 31, 2007, our principal sources of liquidity were cash and cash equivalents and marketable securities of $102 million.

Since our inception we have financed our operations primarily through the sale of redeemable convertible preferred stock, issuance of convertible promissory notes, borrowings under credit facilities and, to a lesser extent, cash flow from operations. On October 9, 2007, we completed our initial public offering, in which we issued and sold 6,199,845 shares of common stock at a price to the public of $16.00 per share. We raised approximately $90.4 million in net proceeds after deducting underwriting discounts and commissions and other offering costs. Additionally, we used $2.6 million of proceeds to repay our outstanding principal and interest under our term loan facility. In the future, we anticipate that our primary sources of liquidity will be cash generated from our operating activities.

Our operating activities provided cash of $4.3 million in 2007, used cash of $748,000 in 2006 and provided cash of $2.4 million in 2005. Net cash inflows for the year ended December 31, 2007 resulted primarily from our operating losses offset by non-cash charges for depreciation and amortization, changes in fair value of the preferred stock warrant and stock-based compensation charges as well as changes in our working capital accounts. Net cash outflows in 2006 resulted primarily from operating losses partially offset by changes in our working capital accounts and non-cash charges for depreciation and amortization, changes in fair value of the warrant for redeemable convertible preferred stock and stock-based compensation charges. Net cash inflows during 2005 resulted primarily from operating losses offset by increases in current liability accounts and non-cash charges for depreciation and amortization. Operating losses were primarily due to increased sales and marketing efforts and additional employees company wide for each of the three years in the period ended December 31, 2007.

Changes in current assets consisted primarily of the increase in prepaid expenses and other current assets. Prepaid expenses and other current assets increased $1.3 million in 2007 primarily due to an increase in prepaid software and maintenance contracts as well as increased volume of business. Prepaid expenses and other current assets increased $255,000 in 2006 primarily due to increased volume of business. Other assets increased in 2007 due to the prepayment of a multi-year software agreement.

The increases in current liability accounts consisted primarily of the following:

Changes in deferred revenue were as follows:

•	during 2007, deferred revenue increased $4.9 million from $5.5 million to $10.4 million;

•	during 2006, deferred revenue increased $2.7 million from $2.8 million to $5.5 million; and

•	during 2005, deferred revenue increased $1.5 million from $1.3 million to $2.8 million.

The increases in deferred revenue were due to continued growth in unearned prepaid subscriptions. The growth in subscriptions was primarily due to new customer growth.

Changes in accrued expenses and other current liabilities were as follows:

•	during 2007, accrued expenses increased $900,000 from $2.4 million to $3.3 million primarily due to increased employee related costs as a result of personnel additions;

•	during 2006, accrued expenses increased $1.9 million from $494,000 to $2.4 million primarily due to increased marketing efforts during the year, increased employee related costs as a result of personnel additions and increased costs directly attributable to revenue growth partially offset by the receipt of invoices and timing of payments; and

•	during 2005, accrued expenses increased $188,000 from $306,000 to $494,000.

Changes in accounts payable were as follows:

•	during 2007, accounts payable increased $1.3 from $2.6 million to $3.9 million;

•	during 2006, accounts payable increased $1.1 million from $1.5 million to $2.6 million; and

•	during 2005, accounts payable increased $1.3 million from $176,000 to $1.5 million.

The changes in accounts payable were due to increased expense levels, net of the impact of the timing of payments to vendors.

The following non-cash charges are added back as adjustments to reconcile net loss to net cash provided by or used in operating activities:

•	change in fair value of a warrant of $3.9 million and $588,000 for the years ended December 31, 2007 and 2006, respectively;

•	depreciation and amortization expense of $2.6 million, $1.5 million and $591,000 for the years ended December 31, 2007, 2006 and 2005, respectively; and

•	stock-based compensation expense of $645,000, $83,000 and $17,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The change in fair value of the warrant to purchase Series B redeemable convertible preferred stock was due to the increase in the value of the underlying common stock into which this warrant was ultimately convertible. The warrant was subject to re-measurement at each balance sheet date and changes in fair value recognized as a component of other expense until the warrant was exercised in October 2007.

The increase in depreciation and amortization expense was due to increased purchases of property and equipment required to support the continued growth of the business.

The increase in stock-based compensation expense was due to the adoption of SFAS 123R in January 2006 and an increase in the value of the common stock into which these options were exercisable.

As of December 31, 2007, we had federal and state net operating loss carry-forwards of $38 million and $25 million, respectively, which may be available to offset potential payments of future federal and state income tax liabilities which expire at various dates through 2027 for federal income tax purposes and through 2012 for state income tax purposes.

Net cash used in investing activities was $6.0 million, $7.7 million and $2.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in investing activities during the years ended December 31, 2007 and 2006 consisted primarily of net cash paid to purchase marketable securities and property and equipment, partially offset by proceeds from maturities of marketable securities in 2007. Net cash used in investing activities during the year ended December 31, 2005 consisted primarily of cash paid for the purchase of property and equipment. Property and equipment purchases consist of infrastructure for our products, capitalization of certain software development costs, computer equipment for our employees and equipment and leasehold improvements primarily related to additional office space.

Net cash provided by financing activities was $90.0 million for 2007. Net cash provided by financing activities was $14.4 million and $512,000 for the years ended December 31, 2006 and 2005, respectively. Net cash provided by financing activities for 2007 consisted primarily of cash proceeds from our initial public offering in which we raised approximately $90.4 million after deducting underwriting discounts and commissions and other offering costs. We also received proceeds of $2.8 million from additional borrowings under the term loan facility and repaid $900,000 of borrowings during the first nine months of 2007. After our initial public offering, we used proceeds of $2.6 million to repay the remaining outstanding borrowings. Additional cash was provided by exercises of outstanding options and warrants in 2007. Net cash provided by financing activities for the year ended December 31, 2006 consisted primarily of proceeds from the issuance of our Series C redeemable convertible preferred stock and, to a lesser extent, proceeds from the exercise of stock options and warrants, partially offset by repayment of outstanding borrowings under the term loan facility. Net cash provided by financing activities for the year ended December 31, 2005 consisted primarily of new borrowings under the term loan facility partially offset by repayment of the borrowings and other capital lease obligations.

Our future capital requirements may vary materially from those now planned and will depend on many factors, including, but not limited to, development of new products, market acceptance of our products, the levels of advertising and promotion required to launch additional products and improve our competitive position in the marketplace, the expansion of our sales, support and marketing organizations, the establishment of additional offices in the United States and worldwide and the building of infrastructure necessary to support our anticipated growth, the response of competitors to our products and our relationships with suppliers and clients. Since the introduction of our on-demand email marketing product in 2000, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future.

We opened a second third-party hosting facility in the first quarter of 2008 to provide redundancy and increased scaleability for our product infrastructure. We have made capital expenditures in 2007 and in early 2008 and plan to make additional capital expenditures in 2008 for capital equipment to be used in this facility. We also plan to open a second sales and support office in the second half of 2008. We anticipate making capital commitments in 2008 and 2009 associated with the build-out and outfitting of this office. Additionally we anticipate continuing investments in property and equipment to support the anticipated growth in our business. We believe that our current cash, cash equivalents and marketable securities and operating cash flows will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or borrowings to develop or enhance products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS 141(R) expands the definition of a business combination and requires acquisitions to be accounted for at fair value. These fair value provisions will be applied to contingent consideration, in-process research and development and acquisition contingencies. Purchase accounting adjustments will be reflected during the period in which an acquisition was originally recorded. Additionally, the new standard requires transaction costs and restructuring charges to be expensed. The guidance of SFAS 141(R) shall be applied to the first reporting period beginning after December 15, 2008. The adoption of SFAS 141(R) is not expected to have a material impact on our financial position, results of operations, or cash flows.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that SFAS 159 may have on our financial statements taken as a whole.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FSP No. 157-2, Effective Date of FASB Statement No. 157 which permits delayed application of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management is currently evaluating the effect that SFAS 157 may have on our financial statements taken as a whole.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Operating lease obligations	$6,024	$2,041	$3,983	—	—
Contractual commitments	9,302	1,756	3,490	$3,282	$774

Total	$15,326	$3,797	$7,473	$3,282	$774

Changes in Accountants

On or about September 20, 2006, we dismissed Vitale, Caturano & Company Ltd., or Vitale, as our independent registered public accounting firm. Our audit committee participated in and approved the decision to change our independent registered public accounting firm. The reports of Vitale on the financial statements for the years ended December 31, 2004 and 2005 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2004 and 2005 and through September 20, 2006, there were no disagreements with Vitale on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Vitale would have caused them to make reference thereto in their reports on the financial statements for such years. We requested that Vitale furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated July 6, 2007, was previously filed as an exhibit to our registration statement in connection with our initial public offering.

We engaged PricewaterhouseCoopers LLP as our new independent registered public accounting firm as of December 26, 2006.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk. We bill our customers in U.S. dollars and receive payment predominantly in U.S. dollars. Accordingly, our results of operations and cash flows are not subject to fluctuations due to changes in foreign currency exchange rates.

Interest Rate Sensitivity. Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our marketable securities, which are primarily short-term investment grade and government securities, and our notes payable, we believe that there is no material risk of exposure.

Business

Overview

Constant Contact is a leading provider of on-demand email marketing and online survey solutions for small organizations, including small businesses, associations and non-profits. As of December 31, 2007, we had over 164,000 e-mail marketing customers and over 8,000 survey customers, substantially all of which were also e-mail marketing customers. Our customers use our email marketing product to more effectively and efficiently create, send and track professional and affordable permission-based email marketing campaigns. With these campaigns, our customers can build stronger relationships with their customers, clients and members, increase sales and expand membership. Our email marketing product incorporates a wide range of customizable templates to assist in campaign creation, user-friendly tools to import and manage contact lists and intuitive reporting to track campaign effectiveness. In June 2007, we introduced an online survey product that complements our email marketing product and enables small organizations to easily create and send surveys and effectively analyze responses. We are committed to providing our customers with a high level of support, which we deliver via phone, chat, email and our website.

We provide our products on an on-demand basis through a standard web browser. This model enables us to deploy and maintain a secure and scalable application that is easy for our customers to implement at compelling prices. Our email marketing customers pay a monthly subscription fee that generally ranges between $15 per month and $150 per month based on the size of their contact lists and, in some cases, volume of mailings. Our survey product is similarly priced. For the year ended December 31, 2007, the average monthly amount that we invoiced a customer for our email marketing solution alone was approximately $33. In addition, in 2007, our average monthly total revenue per email marketing customer, including all sources of revenue, was $33.63. We believe that the simplicity of on-demand deployment combined with our affordable subscription fees and functionality facilitate adoption of our products by our target customers while generating significant recurring revenue. Since the first quarter of 2002, we have achieved 24 consecutive quarters of growth in customers and revenue.

Our email marketing customer base has grown steadily from approximately 25,000 at the end of 2004 to over 164,000 as of December 31, 2007. These customers include all types of small organizations, including retailers, restaurants, day spas, law firms, consultants, non-profits, religious organizations, alumni associations and other small businesses and organizations. Customers in more than 110 countries and territories currently use our email marketing product. We estimate that approximately two-thirds of our customers have fewer than ten employees and in 2007, our top 80 email marketing customers accounted for approximately 1% of our total email marketing revenue. Our customers have displayed a high degree of loyalty. From January 2005 through December 2007, at least 97.4% of our customers in a given month have continued to utilize our email marketing product in the following month.

We acquire our customers through a variety of sources including online advertising, channel partnerships, regional initiatives, referrals and general brand awareness. Our online advertising includes search engine marketing and advertising on networks and other sites. Our channel partnerships are contractual relationships with over 2,300 active partners, which include national small business service providers such as Network Solutions, LLC, American Express Company and Career Builder, LLC as well as local small business service providers, such as web developers and marketing agencies, who refer customers to us through links on their websites and outbound promotions to their customers. Our regional initiatives include local seminars and local advertising including print, online and radio. Referral customers come from word-of-mouth from those among our satisfied, growing customer base and the inclusion of a link to our website in the footer of the more than 700 million emails currently sent by our customers each month. Finally, we believe our general brand awareness, press and thought leadership initiatives and visibility drive prospects to us. During 2007, approximately 33% of our new email marketing customers were generated through our online marketing efforts and approximately 14% of our new email marketing customers were generated through our channel partners. We believe the remaining 53% came from the combination of regional initiatives, referrals and general brand awareness.

Industry Background

Benefits of Email Marketing

Organizations are increasingly turning to email marketing as a means to communicate with their customers, clients and members. Key benefits that drive adoption of email marketing include the following:

•	Targeted. Email marketing enables organizations to tailor messages to specific audiences and enables recipients to respond through links to websites.

•	Timely. The cycle from concept through design and execution for email marketing is much shorter than direct mail because there is no need to print and mail. Reducing cycle time allows organizations to rapidly respond to market conditions and opportunities.

•	Efficient. Email marketing combines low cost with measurable responses leading to an attractive return on investment.

Constant Contact Market Opportunity

We believe email marketing is an excellent fit for small organizations. Small businesses and non-profits tend to rely heavily on repeat sales and referrals to grow their businesses and expand their membership bases, and email marketing is a cost effective way to reach these audiences.

Small organizations also represent a large market opportunity. The U.S. Small Business Administration, a selling stockholder in this offering, estimated that there were 26.8 million small businesses in the United States in 2006, and in 2006 the National Center of Charitable Statistics estimated that there were approximately 1.5 million non-profits in the United States. Other small organizations that use email marketing include online auction sellers, independent musicians, community organizations, school districts, parent/teacher associations and sports leagues. Based on these estimates, we believe our email marketing product could potentially address the needs of more than 28 million small organizations domestically. We believe that all small organizations could benefit by communicating regularly with their constituents and, further, that email marketing with our product is an effective and affordable method to facilitate this type of communication. As of December 31, 2007, we had customers in at least 871 of the 1,005 4-digit standard industrial classification, or SIC, codes, which is a method the U.S. government uses to classify industries in the U.S.

At the same time, small organizations have generally been slower than larger organizations to adopt email marketing as part of their marketing mix. We believe they face unique challenges when adopting email marketing including:

•	Unfamiliar with Email Marketing. Many small organizations are not familiar with the benefits of email marketing and do not understand how to effectively build a permission-based contact list, develop an effective email marketing campaign and measure its effectiveness.

•	Lack of Technical Expertise. Small organizations often do not have the technical expertise to implement email marketing software or to design and execute effective email marketing campaigns. For example, many small organizations do not have the marketing, graphic design or Hyper Text Markup Language, or HTML, coding skills to develop professionally formatted emails; may not follow or comprehend the evolving industry standards for sending bulk email; or may not understand how spam filtering technology may impact the delivery of their email communications.

•	Limited Budgets. Small organizations typically have small marketing budgets. They generally cannot afford to hire in-house staff or engage an outside marketing agency to develop, execute and evaluate an email marketing campaign.

We also believe most existing alternatives for email marketing are poorly suited to meet the needs of small organizations. Some of these existing alternatives include:

•	General Email Applications. General email applications and services such as Microsoft Outlook®, America Online® or Microsoft Hotmail® are generally designed for one-to-one emails. They do not easily incorporate the formatting, graphics, and links necessary to produce professional-looking email marketing campaigns. They also limit the number of recipients per email and do not have the reporting capabilities to allow users to evaluate the effectiveness of their email marketing campaigns. Finally, they do not provide regulatory compliance tools to assist the sender in complying with anti-spam requirements.

•	Enterprise Service Providers. Enterprise service providers, such as Epsilon Data Management LLC (a subsidiary of Alliance Data Systems Corporation), ExactTarget, Inc., Responsys Inc. and Silverpop Systems Inc. focus on large organizations with sizeable marketing budgets. These providers offer sophisticated, Internet-based marketing services and tools with professional and customized execution and reporting at a price and scale that is far beyond the scope of most small organizations.

As a result, we believe there is an opportunity for an email marketing solution tailored to the needs of small organizations. These users seek an affordable, easy-to-use email marketing solution with a professional appearance and reliable performance.

Our Solution

We provide small organizations with a convenient, effective and affordable way to communicate with their constituents via email. Our email marketing solution delivers the following benefits to small organizations:

•	Easy. We enable customers to easily create great looking email marketing campaigns without prior expertise in marketing, graphic design or HTML. Our product includes over 300 customizable templates intelligently organized to streamline creation of a professional-looking message. We also provide customers with tools that make it easy for them to import, build and manage contact lists and to monitor delivery and response. We further enhance our product with unlimited free customer support and daily webinars covering topics ranging from a general product tour to email marketing best practices.

•	Fast. Because our product is accessed through the web, customers only need access to a computer and the Internet to begin using it to create and send their first email campaign. A customer can typically create and send their first campaign in less than one hour. Once a customer has loaded their contact list, created and sent their first campaign, our product becomes even faster to use as this information is stored and can be easily accessed for future use.

•	Affordable. We offer our email marketing product on a subscription basis, eliminating the significant up-front license fee associated with traditional software. Instead, we encourage potential customers to try our product without charge for a 60-day period. After the free trial, customers can use our product for a subscription fee of as low as $15 per month with the amount of the fee increasing based on the number of unique contacts or email addresses in a customer’s contact list. We provide discounted pricing for both prepayments and non-profits. For 2007, the average monthly amount that we invoiced a customer for our email marketing solution alone was approximately $33. In addition, in 2007, our average monthly total revenue per email marketing customer, including all sources of revenue, was $33.63.

•	Effective. Our product provides our customers with an effective way to reach their customers, clients and members. According to data measured by ReturnPath, Inc. approximately, 98% of our customers’ emails were delivered past any spam filters or controls to their target email inboxes in the United States during 2007. We have made significant investments in systems and processes to reduce the number of our customers’ emails that are blocked as possible spam. In addition, to help ensure that customers’ emails are delivered, we have developed relationships with leading Internet Service Providers, or ISPs.

•	Measurable. Our email marketing campaign reports provide customers with information and data regarding each campaign. In addition to receiving aggregate data on email receipt, open rates and click-through rates per campaign, our customers can identify on an individual basis which contacts received and opened an email and which links in the email they clicked on. We also provide comparable metrics for our overall customer base. This feedback permits customers to alter the content or timing of their campaigns to capitalize on aspects of prior campaigns that were positively received by their constituents.

Business Strengths

We believe that the following business strengths differentiate us from competitors and are key to our success:

•	Focus on Small Organizations. We have maintained a consistent and exclusive focus on small organizations, which has enabled us to design a full customer experience tuned to their unique needs. Through the website experience, product usability, affordable price point and personal touch of our communications consultants and support representatives, we work to ensure that small organizations feel that we are committed to their success. We have continually invested in primary research to understand this market including usability studies, satisfaction surveys, focus groups and other research initiatives.

•	Efficient Customer Acquisition Model. We believe that we have developed an efficient customer acquisition model that generates an attractive return on our sales and marketing expenditures. We utilize a variety of marketing channels to acquire new customers including online advertising, partner relationships, radio advertising, online and in-person seminars and brand awareness. A Constant Contact “Try It Free” link is included in the footer of more than 700 million emails currently sent by our customers each month. In 2007, our cost of email marketing customer acquisition, which we define as our total sales and marketing expense divided by the gross number of email marketing customers added during the year, was approximately $255 per email marketing customer. For 2007, our average monthly total revenue per email marketing customer, including all sources of revenue, was approximately $33.63, implying payback on a revenue basis in less than one year. This implied payback is calculated by dividing the $255 acquisition cost per email marketing customer by the $33.63 average monthly revenue per email marketing customer, which implies an eight month payback period.

•	High Degree of Recurring Revenue. We benefit from a high level of customer loyalty. From January 2005 through December 2007, at least 97.4% of customers in a given month have continued to use our email marketing product in the following month. We believe this represents a high level of customer retention, particularly given the transient nature of many small organizations. These customers provide us with a significant base of recurring revenue and generate new customer referrals.

•	Consistent Commitment to Customer Service. We seek to provide our customers with a high level of support in order to encourage trials and ongoing usage of our product. We conduct online webinars and in-person events to educate potential customers about the benefits of email marketing. In addition, our communications consultants seek to contact all new U.S. and Canadian based trial customers to help them launch an initial campaign and address any questions or concerns. During the fourth quarter ended December 31, 2007, our customer surveys indicated that more than 90% of our customers who responded to our survey rated their overall experience with Constant Contact as good, very good or excellent. As a result, we believe we have a highly satisfied customer base.

•	Software-as-a-Service Delivery. We provide our product on an on-demand basis, meaning that our customers can access and use our product through a standard web browser. This enables our customers to rapidly begin using our product with few up-front costs and limited technical expertise. It also enables us to serve additional customers with little incremental expense and to deploy new applications and upgrades quickly and efficiently to our existing customers.

Growth Strategy

Our objective is to increase our market leadership through the following strategies:

•	Acquire New Customers. We aggressively seek to continue to attract new customers by promoting the Constant Contact brand and encouraging small organizations to try our products. We acquire new customers through multiple acquisition channels including online advertising, partner relationships, radio advertising online and in person seminars and other marketing efforts as well as through referrals from existing customers and the Constant Contact link included in the footer of customer email campaigns. We consistently monitor the return on our advertising spending in terms of new customers generated and adjust our sales and marketing mix as appropriate.

•	Increase Revenue Per Customer. As of December 31, 2007, we had an email marketing customer base in excess of 164,000 and a survey customer base of over 8,000, substantially all of which were also email marketing customers. We seek to increase revenue from each email marketing customer through cross selling our survey product and through add-on services that enhance our products such as the hosting of our customers’ images and logos on our system. In 2007, we launched an add-on email archive service that enables our customers to archive their past email campaigns and make them available to their constituents.

•	Provide Additional Products. We plan to continue to invest in research and development to maintain our leadership position in email marketing and to develop and provide our customers with complementary products that are easy-to-use, effective and affordable. We believe that we have a significant opportunity to sell our survey product to our email marketing customers as a means for them to better understand the needs of their constituents. As new customers adopt our survey product, we will also have the opportunity to cross-sell our email marketing product.

•	Expand Internationally. We currently sell our email marketing product to customers in over 110 countries and territories, despite limited marketing efforts outside of the United States. We believe that opportunities exist to more aggressively market our products in English-speaking countries, including Canada, the United Kingdom, Ireland, Australia and New Zealand. In addition, eventually we intend to offer our products in different languages, which will allow us to market our products in additional countries.

•	Pursue Complementary Acquisitions. We follow industry developments and technology advancements and intend to evaluate and acquire technologies or businesses to cost-effectively enhance our products, access new customers or markets or both.

Our Products and Services

Email Marketing

Our email marketing product allows customers to easily create, send and track professional-looking email campaigns. Our product provides customers with the following features:

•	Campaign Creation Wizard. This comprehensive, easy-to-use interface enables our customers to create and edit email campaigns. Through intuitive controls, customers can readily change colors, fonts, borders and backgrounds and insert images and logos to help ensure that their emails appear polished and professional. The wizard operates on a “what-you-see-is-what-you-get” basis whereby a customer can move paragraphs and blocks of content within the draft email quickly and view the message from the perspective of intended recipients.

•	Professionally Developed Templates. These pre-designed email message forms help customers quickly create attractive and professional campaigns. Over 300 templates provide ideas about the kinds of emails customers can send, including newsletters, event invitations, business letters, promotions and announcements, and demonstrate, through the use of color and format, the creativity and professionalism of a potential campaign. Our advanced editing functionality enables customers to easily modify the templates. We also provide templates designed to appeal to specific vertical markets. For example, we offer a restaurant template that includes a pre-formatted menu section.

•	Contact List Management. These tools help customers build and manage their email contact lists. Our contact list building tools include file and spreadsheet import functionality as well as software plug-ins to import contact lists maintained in Microsoft’s Outlook® and Outlook Express® and Intuit’s QuickBooks®. We also provide HTML programming code for a “Join My Mailing List” box that can be included on the customer’s web site and used to gather new contacts. Our list management tools enable a customer to target or segment contacts for all or specific campaigns and monitor email addresses to which previous campaigns could not be delivered. In addition to their constituents’ names and email addresses, several additional customizable fields are available for the purposes of personalizing email messages. Unsubscribe requests are automatically processed to help ensure ongoing compliance with government regulations and email marketing best practices.

•	Email Tracking and Reporting. These features enable our customers to review and analyze the overall effectiveness of a campaign by tracking and reporting aggregate information including how many emails were delivered, how many were opened, and which links were clicked on. These features also enable our customers to identify on an individual basis which contacts received an email, opened an email and clicked on particular links within the message.

•	Email Delivery Management. These tools are incorporated throughout our email marketing product and are designed to maintain our high deliverability rates. Some of these tools are readily apparent to our customers, such as in-depth delivery tracking. Others are delivered through back-office processes, such as a spam content check and address validation. To further improve the percentage of emails delivered, we work closely with ISPs on spam prevention issues. We also include processes and verifications that are designed to greatly increase compliance with anti-spam standards.

•	Image Hosting. We enable customers to store up to five images for free, view and edit these images and resize them as necessary for use in their email campaigns. Up to approximately 1,200 images (25 megabytes) can be stored for an additional $5.00 per month. By adding images to an email message, a customer can make the campaign more compelling or visually appealing.

•	Email Archive. We offer our customers the ability to create a hosted version of current and past email communications on our system and make them readily available to their constituents through a link on a customer’s website. The service, which is available for an additional $5.00 per month, extends the life of an email communication and provides our customers with an ability to showcase to online visitors the extent and breadth of their communication efforts.

•	Security and Privacy. We protect our customers’ data at a higher level than we believe many of our customers do themselves. We do not use our customers’ confidential information, including their contact lists, except to provide our product, nor do we share, sell or rent this information. In addition, we require that our customers adopt a privacy policy to assist them in complying with government regulations and email marketing best practices.

Survey

Our online survey product enables our customers to survey their customers, clients or members and analyze the responses. By selecting one of our customizable templates and editing or entering their own questions, our customers can easily create a professionally formatted survey. Similar to our email marketing product, our survey product includes a survey creation wizard, over 40 different preformatted and customizable survey templates, list management capabilities and live customer support.

By incorporating a real-time and comprehensive reporting function our survey product enables our customers to analyze overall survey results and specific answers submitted by individual respondents. Our survey product includes powerful analytic features that enable our customers to segment results based on survey responses, easily edit filters for “slice and dice” analysis and view the results in intuitive, easy-to-understand graphical and detailed data formats. Results can be exported to a Microsoft Excel file for additional analysis. Our customers can identify the respondents associated with filtered results and create a unique contact list of these respondents who can then be targeted with a specific message or follow-up campaign. In addition, we recently launched a new online polling feature that enables our customers to create online polls for use on their websites. Responses to these polls can be viewed immediately.

Customer Support

We provide extensive free customer support to all customers. Our communication consultants seek to contact U.S. and Canadian based trial customers by phone to answer any questions and to help them launch their first campaigns. Additional assistance is available via phone, chat or email. Our customer support employees answer approximately 1,500 calls per day with an average wait time of less than two minutes. Our phone and chat support team is located at our headquarters in Waltham, Massachusetts while we outsource a portion of our email support to a third party based in Bangalore, India. In the second half of 2008, we plan to open a second sales and support call center office in the western U.S. We complement our customer support with free daily product tours offered via our website, an archive of frequently asked questions (FAQs) and webinars that explain the benefits of email marketing and surveys.

Our customer service and support group is responsible for enforcing our permission and prohibited content policies. We work closely with customers who have higher than average spam complaint rates or bounced emails, and with customers whose emails are flagged by our system as possibly including prohibited content or spam, to assist them in complying with our policies. If we cannot resolve outstanding concerns, we terminate our agreement with the customer. From January 2005 through December 2007, involuntary terminations have averaged less than 0.5% of our customer base each month.

As of December 31, 2007, we had 110 employees working in customer service and support.

Professional Services

Although the majority of our customers select the “do-it-yourself” approach, we also offer professional services to customers who would like their email campaigns and surveys prepared for them. Our service offerings range from a low-cost, getting started service to full-service email and survey campaign creation.

Pricing

Every customer experience starts with a free 60-day trial. The only requirement for the free trial is that the trial customer must enter a valid email address that we verify before they can send their initial campaign. We do not require credit card information during the 60-day trial. The trial is a fully-featured experience that is limited to 100 email contacts. All of our customer support resources are available during the free trial period. At the conclusion of the 60-day trial (or earlier if the customer’s contact list exceeds 100 contacts), we ask the customer to provide credit card information in order to begin billing for their continued use of our products.

Once a customer’s free trial experience has ended and the customer becomes a paying customer, we price our email marketing product based upon the number of unique email addresses in a customer’s account. Set forth below are the first several pricing tiers:

Number of Unique Email Addresses	Monthly Fixed Pricing

Up to 500	$15.00
501-2,500	$30.00
2,501-5,000	$50.00
5,001-10,000	$75.00
10,001-25,000	$150.00

Customers in these pricing tiers may send an unlimited number of emails per month. During 2007, approximately 80% of our email marketing customers were in our two lowest pricing tiers, $15.00 and $30.00 per month. We offer additional pricing tiers for large list customers. These large list customers are limited as to the number of emails they can send per month for a fixed monthly fee, with overage charges assessed on emails exceeding the monthly limit.

Our survey product is similarly priced based on tiers of unique email addresses with customers allowed an unlimited number of surveys per month. However, if a customer receives survey responses in a given month that exceed the maximum number of email addresses permitted in their current pricing tier, they will incur additional charges. In addition, customers may purchase a bundle of both our email marketing and survey products at a discount of 50% off the list price of the second product.

We offer our premium image hosting services for $5.00 per month for customers with less than 50,000 unique email addresses and our email archive service for $5.00 per month. We offer discounted rates to non-profits and for six- and twelve-month prepayment options.

The Constant Contact Customer Experience

We are committed to helping small organizations use the power of email marketing to reach their constituencies. When our customers first connect with us, they may be experienced email marketers or, more likely, thinking about using email campaigns for the first time. The Constant Contact customer experience is designed to first make sure that every customer is successful in sending their initial email campaign and then to retain customers and generate referrals. We have designed our email marketing product to be easy to learn and have added a wide variety of tools designed to assist customers in using our product.

Getting Started

Every customer experience starts with a free 60-day trial. The only requirement for the free trial is that the potential customer must enter a valid email address that we verify before they can send their initial campaign. We do not require credit card information during the 60-day trial. The trial is a fully-featured experience that is limited to 100 email contacts. Immediately after signing up, the customer receives a welcome email with helpful information on getting started and an invitation to participate in a free online tour, which we host daily. Within the next few days, one of our communications consultants seeks to call U.S. and Canadian based customers to answer questions and discuss how to use email marketing effectively for the organization. All of our customer support resources are available during the free trial period. At the conclusion of the 60-day trial (or earlier if the customer’s contact list exceeds 100 contacts), we ask the customer to provide credit card information in order to begin billing for their continued use of our product.

Designing an Email Campaign

Our email campaign creation wizard guides our customers through an intuitive workflow process to set up an email campaign. There are more than 300 customizable templates that provide for an assortment of different campaigns, including newsletters, event invitations, promotions, announcements, business letters and more. For a more targeted audience, we provide special template packages for restaurants, associations, religious organizations, retailers and holidays. Our product creates email campaigns in HTML and text formats simultaneously and allows reviewing and editing in each mode. Creation of HTML and text emails is necessary so that recipient is able to display the email message in the best format supported by the recipient’s email program or device.

Our customizable templates assist the customer to define the layout and format of an email campaign. They are designed and tested to appear professional. Default content and intelligent pre-population of content, such as customer name, logo, and website links, start the customer off with a basic email campaign. Within the template, a customer can easily:

•	edit, delete or format content;

•	change the color and fonts;

•	add clickable and trackable links to websites;

•	upload, resize and store images and logos;

•	reposition sections of the campaign using a drag and drop interface; and

•	add additional blocks of content—articles, products and events.

At any time, a customer can preview the email campaign (in both HTML and text formats) and send a test version to themselves and a small group of others for review. We also provide spell check capability and a spam content test to identify content that might reduce deliverability.

Uploading and Building an Email Contact List

The next step in executing an email marketing campaign is to build an email contact list. Our customers can upload a contact list they have in an email program address book or manually enter a contact list directly into our product. Customers are given explicit and easy to follow instructions to get their contact lists into our product. If customers do not have a contact list or if they want to build upon an existing contact list, they can add our “Join My Mailing List” sign-up box to their websites. Customers can keep their contacts in multiple lists for targeting their campaigns. We charge customers only for the number of unique email contacts in their account.

As a customer is adding or uploading a list, they are clearly notified of our permission policies and educated as to the types of lists that are acceptable under our standard terms and conditions.

Sending and Monitoring an Email Campaign

Once a customer designs a campaign and selects the contact list to receive it, they may send the campaign immediately or choose a future date and time for it to be sent automatically. When a campaign is sent, we notify the customer by email. The customer can then track the results of the campaign, including how many of the emails were delivered, how many recipients opened the email and which links in the email were clicked. In the case of undeliverable emails, the customer can review why the email was not delivered and take appropriate steps. Finally, the customer can monitor if any recipients unsubscribed from their mailing list.

Once a customer has sent their first email campaign, our product becomes even easier to use because prior campaigns are available as a starting point for use in future campaigns.

Paying for Constant Contact

Once the free trial is over (after 60 days or earlier if the trial customer enters more than 100 email contacts), trial customers are prompted to enter credit card information and pick a payment plan in order to continue to use our email marketing product. Customers can pay month-to-month, or pre-pay 6 or 12 months to receive a discount of 10% or 15%, respectively. Customers may also choose and pay for add-on services, such as our premium image hosting and email archive. Customers may pay by check if they prepay for 6 or 12 months. If a customer is not ready to sign up for a payment plan after the trial period, they may continue to use their account after the trial period to build their contact list; however, they cannot send another email campaign until they select a payment plan.

Customer Service Experience

We are committed to providing a high level of customer service. We offer phone, chat and email support for customers from 9 AM to 9 PM (eastern time) weekdays and email-only support on weekends. We also have an extensive self-service knowledgebase located on our website. The majority of our customers use our toll-free phone number as their preferred support channel. Our goal is to have a live support representative on the phone with the customer in less than 2 minutes, a target we generally achieve. Our customer support representatives are well-trained, knowledgeable and committed to helping our customers.

Customers that want additional assistance in getting started or designing a unique email template can utilize our professional services team for an incremental fee.

In 2006, we launched an online community for both trial and paying customers where they can share their experiences and ask questions of other customers. As of December 31, 2007, we had in excess of 14,500 members of the community with numerous forums that include “members networking with members” and “dos and don’ts for email marketing.”

We offer our customers a variety of ongoing forums to learn more about the benefits of email marketing and Constant Contact. We offer training seminars both online and in-person within eight geographic regions across the United States and distribute a monthly Email Marketing Hints & Tips newsletter.

Customers

We have maintained a consistent and exclusive focus on small organizations. In this market, as of December 31, 2007, we served a large and diverse group of over 164,000 email marketing customers and over 8,000 survey customers, substantially all of which were also email marketing customers. This customer base is primarily comprised of business-to-business users, business-to-consumer users and non-profits and associations. We serve a wide range of business-to-business customers including law firms, accountants, marketing and public relations firms, recruiters and independent consultants. They typically use our product to illustrate their subject matter knowledge by communicating their recent activities and to educate their audiences by sending informational newsletters and announcements about their company or industry. We also serve a diverse base of business-to-consumer customers including on- and off-line retailers, restaurants, realtors, travel and tourism businesses and day spas. These customers typically use our product to promote their offerings with the goal of generating regular, repeat business from their customers and prospects. Finally, we serve a variety of non-profits and associations, including religious organizations, charities, trade associations, alumni associations, and other non-profits. They typically use our product to maintain regular communications with their members and inform them about news and events pertaining to their groups, as well as to drive event attendance, volunteer participation and fundraising efforts.

We estimate that approximately two-thirds of our customers have fewer than ten employees. For the year ended December 31, 2007, the average monthly amount that we invoiced a customer for our email marketing solution alone was approximately $33. In addition, in 2007, our average monthly total revenue per email marketing customer, including email marketing revenue, image hosting revenue, email archive revenue, survey revenue and professional services revenue, was $33.63. We have low customer concentration as our top 80 customers in email marketing revenue in 2007 accounted for approximately 1% of our total email marketing revenue.

We measure customer satisfaction on a monthly basis by surveying our customers. Based on these surveys, we believe that our overall customer satisfaction is strong. Another indication of our strong customer satisfaction is our low attrition rate. From January 2005 through December 2007, at least 97.4% of our customers in a given month have continued to utilize our email marketing product in the following month.

Sales and Marketing

Our sales and marketing efforts are designed to attract potential customers to our website, to enroll them in a free trial, to convert them to paying customers and to retain them as ongoing paying customers. We believe there are significant opportunities to increase the number of customers who try our products through additional sales and marketing initiatives. We employ sophisticated strategies to acquire our customers by using a variety of sources including online advertising, channel partnerships, regional initiatives, referrals and general brand awareness. We also invest in public relations and thought leadership in an effort to build our overall brand and visibility. We are constantly seeking new methods to reach and convert more customers.

Customer Acquisition Sources

Online Advertising. We advertise online through pay-per-click spending with search engines (including Google and Yahoo!) and banner advertising with online advertising networks and other websites likely to be frequented by small organizations. We are able to identify customers generated through these efforts because they click on our advertisements before visiting our site, and we measure effectiveness based on the number of customers acquired. Approximately 33% of our new email marketing customers in 2007 were generated from online advertising.

Channel Partners. We have contractual relationships with over 2,300 active online channel partners who refer customers to us through links on their websites and outbound promotions to their customers. These channel partners include large companies with broad reach including Network Solutions, LLC, American Express Company and Career Builder, LLC, smaller companies with narrow reach but high influence such as web designers and marketing agencies, and large and small franchise organizations. Most of our channel partners either share a percentage of the cash received by us or receive a one-time referral fee. A website design and hosting company, Website Pros, Inc., bundles our services and provides them directly to its customers. This channel partner pays us monthly royalties, which contributed less than one percent of our total revenue during 2007. Approximately 14% of our new email marketing customers in 2007 were generated from our channel partners.

Offline Advertising.  We advertise offline in print and radio. Our radio advertising is designed to build awareness of the Constant Contact brand and drive market awareness. Our print advertising is comprised of advertisements in national publications such as Entrepreneur as well as local business publications in our geographically targeted metro regions. Our geographically targeted offline advertising supports our local evangelism efforts.

Word-of-Mouth Referrals. We frequently hear from new customers that they heard about us from a current customer. In our regular customer surveys, we ask our customers how likely they are to refer Constant Contact to a friend or colleague. Throughout 2006 and 2007, at least 44% or more of our email marketing customers responding to this question gave us a 10 on a 10 point scale. We also offer our paying customers a referral incentive consisting of a $30 credit for them and for the customer they referred. Even though we offer this incentive, the majority of referral customers do not use the incentive program.

Footer Click-Throughs. Customers also come to us by clicking on the Constant Contact link included in the footer of more than 700 million emails currently sent by our customers each month. In 2007, approximately 8% of our new email marketing customers came from a footer click-through.

Sales Efforts

Communications Consultants. We employed a team of 37 phone-based sales professionals as of December 31, 2007 who seek to call U.S. and Canadian based trial customers to assist them in their initial use of Constant Contact and encourage conversion.

Local Evangelism. As of December 31, 2007, we employed a team of nine regional development directors who are focused on educating small organizations as to the benefits of email marketing in their local markets.

These employees are located across the United States and typically provide free local seminars to chambers of commerce and other small business groups about email marketing, survey and related topics.

Distance Learning. We offer free online webinars to prospects and customers on a wide variety of topics designed to educate them about the benefits of email marketing and survey, teach them how to be great email marketers and guide them in the use of our products.

Other Marketing Initiatives

Press Relations and Thought Leadership. We leverage our broad customer base as a survey panel to assess small business expectations around major press cycles such as Mother’s Day, Valentine’s Day and the December holiday season. We publish the results and seek to get print and radio coverage of our results. We also publish email marketing best practices and advice through our Email Marketing Hints & Tips newsletter and a monthly column in Entrepreneur.com. These efforts enhance our brand awareness and industry leadership.

Website Marketing. We continuously measure both website visitor-to-trial conversion and trial-to-paying conversion. We test messaging, graphics and layout alternatives in order to improve website conversion. We also seek to customize the website with vertical or usage-specific messaging whenever possible. We carefully analyze trial customer usage to understand and overcome barriers to conversion.

Vertical Marketing. We specifically develop marketing programs and target public relations efforts at vertical markets for certain markets that have demonstrated an affinity for our products. These programs focus on a number of different vertical markets and have targeted restaurants, food service firms, franchises, real estate, religious organizations, retail and travel and tourism firms. We continue to adjust our target vertical markets based on our existing customer base, market opportunity and overall value to our business.

Community. We maintain an online user community for both trial and paying customers with discussion boards, a resource center, member spotlights and other features. As of December 31, 2007, we had in excess of 14,500 members of the community.

In the years ended December 31, 2005, 2006 and 2007 we spent $7.5 million, $18.6 million and $27.4 million, respectively, on sales and marketing. Our cost of customer acquisition during the years ended December 31, 2006 and 2007 was approximately $305 and $255, respectively, per email marketing customer, defined as our total annual sales and marketing expense divided by the gross number of email marketing customers added during the year.

Technology

Our on-demand products use a central application and a single software code base with unique accounts for each customer. As a result, we are able to spread the cost of providing our products across our entire customer base. In addition, because we have one central application, we believe we can scale our business faster than traditional software vendors. Scalability is achieved through advanced use of application partitioning to allow for horizontal scaling across multiple sets of applications. This enables individual application subsystems to scale independently as required by volume and usage.

Our system hardware is co-located in two hosting facilities. The first, located in Somerville, Massachusetts, is owned and operated by Internap Network Services Corporation under an agreement that expires in October 2009. The second, located in Bedford, Massachusetts, is owned and operated by Sentinel Properties-Bedford, LLC under an agreement that expires in December 2013. Both facilities provide around-the-clock security personnel, video surveillance and biometric access screening, and are serviced by onsite electrical generators, fire detection and suppression systems. Both facilities also have multiple Tier 1 interconnects to the Internet.

We own all of the hardware deployed in support of our platform. We continuously monitor the performance and availability of our products. We have a highly available, scalable infrastructure that utilizes load-balanced web server pools, redundant interconnected network switches and firewalls, replicated databases, and fault-

tolerant storage devices. Production data is backed up on a daily basis and stored in multiple locations to ensure transactional integrity and restoration capability.

Changes to our production environment are tracked and managed through a formal maintenance request process. Production baseline changes are handled much the same as software product releases and are first tested on a quality system, then verified in the staging environment, and finally deployed to the production system.

Research and Development

We have made substantial investments in research and development, and expect to continue to do so as a part of our strategy to continually improve the ease of use of our existing products as well as develop new offerings. As of December 31, 2007, we had 107 employees working in engineering and product strategy. Our product management and strategy team, which directs our research and development efforts, includes a market analyst, product managers, and website and user interface designers. This group also performs competitive and market analysis as well as systematic product usability testing. Our research and development expense totaled $3.4 million for 2005, $6.2 million for 2006 and $10.3 million for 2007.

Competition

The market for email marketing vendors is fragmented, competitive and evolving. We believe the following are the principal competitive factors in the email marketing market:

•	product functionality, performance and reliability;

•	integrated solutions;

•	customer support and education;

•	deliverability rates;

•	product scalability;

•	ease of use; and

•	cost.

The email marketing market is divided into two segments—vendors who are focused on the small to medium size business, or SMB, market and vendors who are focused on the enterprise market. We primarily compete with vendors focused on the SMB market and, based on customer count, we are a market leader. Some of the vendors who are focused on the SMB market, together with the customer counts of such vendors as most recently made available by such vendors, include: Vertical Response, Inc. (more than 36,000 customers), Broadwick Corporation (iContact, formerly Intellicontact) (more than 21,000 customers), CoolerEmail, Inc. (10,000 customers), Got Corporation (Campaigner) (more than 10,000 customers), Emma, Inc. (10,000 customers), Lyris Technologies, Inc. (more than 5,000 customers) and Topica Inc. (4,000 customers). These vendors typically charge a low monthly entry fee or a low fee per number of emails sent.

Vendors that are focused on the enterprise market include Acxiom Digital (a division of Acxiom Corporation), Alterian Inc., Epsilon Data Management LLC (a subsidiary of Alliance Data Systems Corporation), ExactTarget, Inc., Responsys Inc., Silverpop Systems Inc. and CheetahMail, Inc. (a subsidiary of Experian Group Limited). We believe enterprise email marketing vendors charge their customers $25,000 or more per month and provide a full-service model, which generally includes an account executive and creative team who often assist with content development. While we currently do not generally compete with vendors focusing on enterprise customers, we may face competition from them in the future.

We may also face future competition in the email marketing market from new companies entering our market, which may include large, established companies, such as Microsoft Corporation, Google Inc. or Yahoo! Inc. Barriers to entry into our market are relatively low, which allows new entrants to enter the market without significant impediments and large, established companies to develop their own competitive products or acquire or establish cooperative relationships with our competitors.

In addition, these companies may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. These potential competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. These competitors may have more extensive customer bases and broader customer relationships than we do. In addition, these competitors may have longer operating histories and greater name recognition than we do. Moreover, if one or more of our competitors were to merge or partner with another of our competitors or a new market entrant, the change in competitive landscape could adversely affect our ability to compete effectively.

Our survey product competes with similar offerings by Zoomerang (a division of Market Tools, Inc.) and Surveymonkey.com Corporation.

Government Regulation

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, establishes requirements for commercial email and specifies penalties for commercial email that violates the Act. In addition, the CAN-SPAM Act gives consumers the right to require emailers to stop sending them commercial email.

The CAN-SPAM Act, which became effective January 1, 2004, covers email sent for the primary purpose of advertising or promoting a commercial product, service, or Internet web site. The Federal Trade Commission, a federal consumer protection agency, is primarily responsible for enforcing the CAN-SPAM Act, and the Department of Justice, other federal agencies, State Attorneys General, and ISPs also have authority to enforce certain of its provisions.

The CAN-SPAM Act’s main provisions include:

•	prohibiting false or misleading email header information;

•	prohibiting the use of deceptive subject lines;

•	ensuring that recipients may, for at least 30 days after an email is sent, opt out of receiving future commercial email messages from the sender, with the opt-out effective within 10 days of the request;

•	requiring that commercial email be identified as a solicitation or advertisement unless the recipient affirmatively permitted the message; and

•	requiring that the sender include a valid postal address in the email message.

The CAN-SPAM Act also prohibits unlawful acquisition of email addresses, such as through directory harvesting, and transmission of commercial emails by unauthorized means, such as through relaying messages with the intent to deceive recipients as to the origin of such messages.

Violations of the CAN-SPAM Act’s provisions can result in criminal and civil penalties, including statutory penalties that can be based in part upon the number of emails sent, with enhanced penalties for commercial emailers who harvest email addresses, use dictionary attack patterns to generate email addresses, and/or relay emails through a network without permission.

The CAN-SPAM Act acknowledges that the Internet offers unique opportunities for the development and growth of frictionless commerce, and the CAN-SPAM Act was passed, in part, to enhance the likelihood that wanted commercial email messages would be received. We believe we are a leader in developing policies and practices affecting our industry and that our permission-based email marketing model and our anti-spam policy are compatible with current CAN-SPAM Act regulatory requirements. We are a founding member of the Email Sender and Provider Coalition, or ESPC (http://www.espcoalition.org), a cooperative industry organization founded to develop and implement industry-wide improvements in spam protection and solutions to prevent inadvertent blocking of legitimate commercial email. We maintain high standards that apply to all of our customers, including non-profits and political organizations, whether or not they are covered by the CAN-SPAM Act.

The CAN-SPAM Act preempts, or blocks, most state restrictions specific to email, except for rules against falsity or deception in commercial email, fraud and computer crime. The scope of these exceptions, however, is not settled, and some states have adopted email regulations that, if upheld, could impose liabilities and compliance burdens in addition to those imposed by the CAN-SPAM Act.

Moreover, some foreign countries, including the countries of the European Union, have regulated the distribution of commercial email and the online collection and disclosure of personal information. Foreign governments may attempt to apply their laws extraterritorially or through treaties or other arrangements with U.S. governmental entities.

Our customers may be subject to the requirements of the CAN-SPAM Act, and/or other applicable state or foreign laws and regulations affecting email marketing. If our customers’ email campaigns are alleged to violate applicable email laws or regulations and we are deemed to be responsible for such violations, or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to liability.

Our standard terms and conditions require our customers to comply with laws and regulations applicable to their email marketing campaigns and to implement any required regulatory safeguards. We take additional steps to facilitate our customers’ compliance with the CAN-SPAM Act, including the following:

•	new customers signing up for our services must agree that they will send email through our service only to persons who have given their permission;

•	when an email contact list is uploaded, the customer must certify that it has permission to email each of the addressees;

•	when an individual indicates that they want to be added to a mailing list, they may receive a confirmation email and may be required to confirm their intent to be added to the contact list, through a process called double opt-in;

•	we electronically inspect all of our customers’ email contact lists to check for spam traps, dictionary attack patterns and lists that fail to meet our permission standards; and

•	for customers with large email address lists, we conduct list review interviews to verify that the list is properly acquired and permission-based and that the proposed messages meet our content standards. Initial campaigns using such lists are conducted in stages, so that we can terminate the campaign early if the list generates an unusually high number of complaints.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of copyright, trade secret, trademark, patent and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have filed a patent application and are in the process of filing a second application.

Although the protection afforded by copyright, trade secret, trademark and patent law, written agreements and common law may provide some advantages, we believe that the following factors help us to maintain a competitive advantage:

•	the technological skills of our research and development personnel;

•	frequent enhancements to our products;

•	continued expansion of our proprietary content; and

•	high levels of customer service.

Others may develop products that are similar to our technology. We enter into confidentiality and other written agreements with our employees, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. These confidentiality and other written agreements, however, offer only limited protection, and we may not be able to enforce our rights under such agreements. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our product. Policing unauthorized use of our products and intellectual property rights is difficult and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology or intellectual property rights.

We incorporate open source software into our products. Although we monitor our use of open source software closely, the terms of many open source licenses to which we are subject have not been interpreted by United States or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In such event or in the event there is a significant change in the terms of open source licenses in general, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue sales of our products, or to release our software code under the terms of an open source license, any of which could materially adversely affect our business.

“Constant Contact®” is a registered trademark in the United States and in the European Union. We also hold trademarks and service marks identifying certain of our products or features of our products.

Employees

As of December 31, 2007, we employed a total of 318 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe that our relations with our employees are good.

Facilities

Our corporate headquarters, including our principal administrative, marketing, technical support and research and development departments, is located in Waltham, Massachusetts. We lease approximately 80,000 square feet under an agreement that expires in September, 2010. As of December 31, 2007, all of our employees were based in this location with the exception of 10 employees who worked out of their homes. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms. In addition, we plan to open a second sales and support office in the Western United States in the second half of 2008.

Legal Proceedings

We are not currently subject to any legal proceedings. From time to time, we have been party to litigation matters arising in connection with the normal course of our business, none of which has or is expected to have a material adverse effect on us.

Management

Our executive officers and directors and their ages and positions as of December 31, 2007 are set forth below:

Name	Age	Position(s)

Gail F. Goodman	47	Chairman, President and Chief Executive Officer
Ellen Brezniak	49	Vice President, Product Strategy
Nancie Freitas	46	Vice President and Chief Marketing Officer
Eric S. Groves	44	Senior Vice President, Worldwide Strategy and Market Development
Thomas C. Howd	48	Senior Vice President, Customer Operations
Robert P. Nault	43	Vice President and General Counsel
Daniel A. Richards	48	Vice President, Engineering
Steven R. Wasserman	51	Vice President and Chief Financial Officer
Thomas Anderson(3)	45	Director
Robert P. Badavas(1)	54	Director
John Campbell(2)	60	Director
Michael T. Fitzgerald(1)(2)	55	Director
Patrick Gallagher(2)(3)	36	Director
William S. Kaiser(1)(3)	52	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Gail F. Goodman. Ms. Goodman has served as our President and Chief Executive Officer since April 1999, as a member of our board of directors since May 1999 and as Chairman of our board of directors since November 1999. Prior to joining us, Ms. Goodman served as Vice President, Commerce Products Group of Open Market, a provider of Internet commerce application software, from 1996 until 1998, as Vice President, Marketing of Progress Software Corporation, a developer and provider of application development tools and database software, from 1994 until 1996, as Director of Product Management of Dun & Bradstreet Software, a provider of enterprise resource planning software, from 1991 until 1994 and as Manager of Bain & Company, a business consulting firm, from 1987 until 1991. She holds a B.A. from the University of Pennsylvania and an M.B.A. from the Amos Tuck School of Dartmouth College.

Ellen Brezniak. Ms. Brezniak has served as Vice President, Product Strategy since September 2006. From September 2004 until September 2006, she served as Senior Vice President of Marketing and Product Management of GetConnected, Inc., a provider of transaction processing platforms for enabling the sale of digital services. From January 2001 until August 2004, Ms. Brezniak served as Vice President of Marketing of OutStart, Inc., an e-learning software company. Ms. Brezniak has also held leadership positions at Be Free, Inc., Open Market, and Progress Software, Inc. Ms. Brezniak holds a B.S. from Rensselaer Polytechnic Institute.

Nancie Freitas. Ms. Freitas joined us in November 2005 and has served as Vice President and Chief Marketing Officer since December 2006. In February 2005, Ms. Freitas founded The Freitas Group, a direct marketing and media firm, which she operated until joining us. From April 2000 until January 2005, she led the direct marketing services of Carat Business & Technology, a worldwide media agency. Ms. Freitas has also held leadership roles at CFO Magazine, Earthwatch Institute and Games Magazine. Ms. Freitas holds a B.A. from the University of Massachusetts.

Eric S. Groves. Mr. Groves has served as Senior Vice President, Worldwide Strategy and Market Development since February 2008 and before that as Senior Vice President, Sales and Business Development since January 2001. From October 1999 until December 2000, Mr. Groves served as Executive Director of Worldwide Sales & Business Development of Alta Vista Corporation, a provider of search services and technology. Mr. Groves has also held leadership positions at iAtlas Corp., InfoUSA Inc., MFS Communications Company,

Inc., SBC Communications Inc. and Citigroup Inc. Mr. Groves holds a B.A. from Grinnell College and an M.B.A. from the University of Iowa.

Thomas C. Howd. Mr. Howd has served as Senior Vice President, Customer Operations since February 2008 and before that as Vice President, Services since 2001. From 1999 until 2000, he served as Director, Production Engineering, of Direct Hit Technologies Inc., a provider of search technologies that was later acquired by Ask Jeeves, Inc. From 1998 until 1999, Mr. Howd served as Director of Support and Quality Assurance of Workgroup Technology Corporation, a product data management software provider. Preceding that, Mr. Howd also held leadership positions in engineering and professional services during his 11 year tenure at Marcam Corporation, a provider of software applications for manufacturing. Mr. Howd holds a B.S. from Williams College.

Robert P. Nault. Mr. Nault has served as Vice President and General Counsel since March 2007. Prior to joining us, Mr. Nault served as Senior Vice President, General Counsel and Secretary of RSA Security Inc., a provider of e-security technology solutions, from November 2005 until November 2006 following its acquisition by EMC Corporation in September 2006. Mr. Nault was Vice President and General Counsel of Med-i-Bank, Inc., a provider of software and services for electronic benefit payments from October 2004 to July 2005; Legal Consultant and Vice President and General Counsel of ON Technology Corporation, an enterprise software company, from March 2001 to May 2004; and Senior Vice President and General Counsel of The Pioneer Group, Inc., a financial services and alternative investments company, from 1995 to 2000. Before joining Pioneer, Mr. Nault was a member of the corporate department of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr LLP). Mr. Nault is a director of Vanderbilt Financial, LLC, an institutional investment fund. Mr. Nault holds a B.A. from the University of Rhode Island and a J.D. from Boston University School of Law.

Daniel A. Richards. Mr. Richards joined us in 1999 and has served as Vice President, Engineering since 2000. Prior to joining us, from 1995 to 1999, he served as a principal developer and as Vice President Engineering of Segue Software Inc., a software company specializing in automated testing applications. Preceding that, Mr. Richards held a variety of developer and leadership positions at Mercury Computer Systems, Hewlett-Packard and Apollo Computer, Inc. Mr. Richards holds a B.S. from the State University of New York at Binghamton.

Steven R. Wasserman. Mr. Wasserman has served as Vice President and Chief Financial Officer since December 2005. Prior to joining us, he served as Vice President and Chief Financial Officer of Med-i-Bank, Inc., a provider of software and services for electronic benefit payments, from March 2004 until it was acquired by Metavante Corp. in July 2005. From January 2001 until March 2004, Mr. Wasserman served as Vice President and Chief Financial Officer of ON Technology Corporation, an enterprise software company that was acquired by Symantec Corporation. Preceding that, Mr. Wasserman has held leadership positions at The Pioneer Group, GTECH Holdings Corporation and EG&G, Inc. Mr. Wasserman holds a B.B.A. from the University of Michigan and an M.B.A. from Babson College.

Thomas Anderson. Mr. Anderson has served as one of our directors since January 2007. From January 2007 until December 2007, Mr. Anderson was the Senior Vice President, Direct to Consumer Channel, of SLM Corporation, a provider of student loans. From January 2005 until January 2007, Mr. Anderson was the President, Chief Executive Officer and a member of the board of directors of Upromise, Inc., a provider of financial resources for college-bound individuals, which was acquired by SLM Corporation. From January 2003 until January 2005, he served as Chief Executive Officer of AmeriFee, LLC, a medical finance company owned by Capital One Financial Corporation. From 2001 until 2003, he served as a Senior Vice President of Capital One, a financial services company. Mr. Anderson holds a B.A. from Dartmouth College and a M.S. from the MIT Sloan School of Management.

Robert P. Badavas. Mr. Badavas has served as one of our directors since May 2007. He is the President and Chief Executive Officer of TAC Worldwide, a technical staffing and workforce solutions company owned by Goodwill Group of Japan. From November 2003 until becoming President and Chief Executive Officer in December 2005, he was the Executive Vice President and Chief Financial Officer of TAC Worldwide. From September 2001 to September 2003, Mr. Badavas served as Senior Principal and Chief Operating Officer of

Atlas Venture, a venture capital firm. Mr. Badavas is a member of the board of directors of Hercules Technology Growth Capital, Inc., a publicly-traded specialty finance company, and Airvana, Inc, a publicly-traded provider of network infrastructure products. Mr. Badavas holds a B.S. in Accounting and Finance from Bentley College.

John Campbell. Mr. Campbell has served as one of our directors since March 1999 and is a private investor. From December 2005 until June 2006, he served as interim Chief Operating Officer of DFA Capital Management Inc., a risk management software company. He is a director of WAM Systems and DFA Capital Management, both privately held software companies. Mr. Campbell co-founded Marcam Corporation, a leading developer of ERP software, in 1980.

Michael T. Fitzgerald. Mr. Fitzgerald has served as one of our directors since July 2000. He is Managing General Partner and Founder of Commonwealth Capital Ventures, the manager of four early stage venture funds. Prior to founding Commonwealth in 1995, he was a General Partner at Palmer Partners, the manager of three early stage venture funds, where he served since 1981. Mr. Fitzgerald is a member of the board of directors of several private companies. Mr. Fitzgerald holds a B.A. from Amherst College and an M.B.A. from the Harvard Business School.

Patrick Gallagher. Mr. Gallagher has served as one of our directors since June 2003. He is a Principal at American Capital Strategies, Ltd., an alternative asset manager. Prior to American Capital, he was Vice President of Morgan Stanley Venture Partners (MSVP) and Morgan Stanley and joined the firm in 1995. While at Morgan Stanley he also spent time in the Debt Capital Markets Group and Technology Corporate Finance Department. Prior to joining Morgan Stanley, Mr. Gallagher spent two years working in Toyota’s Corporate Treasury Department. In 2003, Mr. Gallagher rejoined MSVP after working in various business development roles at RealNames, an Internet services company. He holds a B.A. in Economics and Literature from Claremont McKenna College.

William S. Kaiser. Mr. Kaiser has served as one of our directors since May 2006. Mr. Kaiser has been employed by Greylock Management Corporation, a venture capital firm, since May 1986 and has been one of the general partners of the Greylock Limited Partnerships since January 1988. Mr. Kaiser is a member of the board of directors of Red Hat, Inc., an open source solutions provider, and several private companies. Mr. Kaiser holds a B.S. from MIT and an M.B.A. from the Harvard Business School.

Board Composition

Our board of directors currently consists of seven members, all of whom were elected as directors pursuant to the terms of an investor rights agreement that terminated upon the closing of our initial public offering. There are no further contractual obligations regarding the election of our directors and there are no family relationships among any of our directors or executive officers.

In accordance with the terms of our restated certificate of incorporation and second amended and restated bylaws, our board of directors are divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors and each of whose members serve for staggered three year terms. As a result, only one class of our board of directors is elected each year. The members of the classes are divided as follows:

•	the class I directors are Messrs. Anderson and Fitzgerald, and their term expires at the annual meeting of stockholders to be held in 2008;

•	the class II directors are Messrs. Campbell and Gallagher, and their term expires at the annual meeting of stockholders to be held in 2009; and

•	the class III directors are Ms. Goodman and Messrs. Badavas and Kaiser, and their term expires at the annual meeting of stockholders to be held in 2010.

Our restated certificate of incorporation and second amended and restated bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class are eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

Director Independence

Under Rule 4350 of the Nasdaq Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In February 2008, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Anderson, Badavas, Campbell, Fitzgerald, Gallagher and Kaiser, or six of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

Our board of directors also determined that Messrs. Badavas, Fitzgerald and Kaiser, who comprise our audit committee, Messrs. Campbell, Fitzgerald and Gallagher, who comprise our compensation committee, and Messrs. Anderson, Gallagher and Kaiser, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In particular, our board of directors has determined that, although Mr. Fitzgerald falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Exchange Act, Mr. Fitzgerald nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The safe harbor provisions of Rule 10A-3(e)(1)(ii) exempt holders of 10% or less of any class of voting securities of an issuer from being deemed to be in control of, or an affiliate of, that issuer. After this offering, Mr. Fitzgerald will beneficially own approximately 11.4% of our outstanding common stock as result of his affiliation with entities affiliated with Commonwealth Capital Ventures. The existence of the safe harbor set forth in Rule 10A-3(e)(1)(ii), however, does not create a presumption in any way that a person exceeding the 10% threshold controls or is otherwise an affiliate of an issuer, and our board of directors, after considering Mr. Fitzgerald’s individual ownership in our outstanding common stock and his service to us solely in the capacity as a director, has determined that Mr. Fitzgerald satisfies the audit committee membership requirements established by the SEC and under the Nasdaq Marketplace Rules.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees operates under a charter that has been approved by our board of directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Marketplace Rules and SEC rules and regulations.

Audit Committee

The members of our audit committee are Messrs. Badavas, Fitzgerald and Kaiser. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Badavas is the chairman of the audit committee and is also an “audit committee financial expert,” as defined by SEC rules and satisfies the financial sophistication requirements of the Nasdaq Marketplace Rules. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

The audit committee’s responsibilities include:

•	appointing, retaining, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including the receipt and consideration of reports from the firm;

•	overseeing our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	reviewing our policies and procedures for approving and ratifying related person transactions, including our related person transaction policy;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by SEC rules.

All audit services to be provided to us and all non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Campbell, Fitzgerald and Gallagher. Mr. Campbell is the chairman of the committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, our chief executive officer’s compensation;

•	evaluating the performance of our executive officers and reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers;

•	overseeing and administering, and making recommendations to our board of directors with respect to, our cash and equity incentive plans;

•	granting equity awards pursuant to authority delegated by our board of directors;

•	reviewing, and making recommendations to our board of directors with respect to, director compensation; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Anderson, Gallagher and Kaiser. Mr. Anderson is the chairman of the committee. The nominating and corporate governance committee’s responsibilities include:

•	recommending to our board of directors the persons to be nominated for election as directors or to fill vacancies on our board of directors, and to be appointed to each of the board’s committees;

•	overseeing an annual review by our board of directors with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles and guidelines; and

•	overseeing periodic evaluations of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or served during the year ended December 31, 2007, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.constantcontact.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Prior to our initial public offering, none of our directors received any compensation for service as a member of our board of directors or board committees, other than the option grants in connection with the initial appointments of Mr. Anderson and Mr. Badavas to our board of directors described below. In anticipation of our initial public offering, our board of directors approved a compensation program effective upon the closing of the offering, pursuant to which we pay each non-employee director an annual retainer of $20,000 for service as a director. Each non-employee director other than committee chairpersons receives an additional annual fee of $5,000 for service on the audit committee, $3,750 for service on the compensation committee and $2,500 for service on the nominating and corporate governance committee. The chairman of the audit committee receives an additional annual retainer of $10,000, the chairman of the compensation committee receives an additional annual retainer of $7,500 and the chairman of the nominating and corporate governance committee receives an additional annual retainer of $5,000. We reimburse each non-employee director for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In January 2007, in connection with his initial appointment to our board of directors, we granted Mr. Anderson an option to purchase 39,000 shares of our common stock, at an exercise price of $3.05 per share, which was the fair market value of our common stock on the date of grant as determined by our board of directors. These options will vest over a two-year period, with 12.5% of the shares underlying the option vesting on the three-month anniversary of the date of grant and an additional 12.5% of the shares underlying the option vesting each three months thereafter, subject to Mr. Anderson’s continued service as a director and, in the event of a change of control of us, the vesting of these options will accelerate in full.

In June 2007, in connection with his initial appointment to our board of directors, we granted Mr. Badavas an option to purchase 39,000 shares of our common stock, at an exercise price of $6.89 per share, which was the fair market value of our common stock on the date of grant as determined by our board of directors. These options will vest over a two-year period, with 12.5% of the shares underlying the option vesting on the three-month anniversary of the date of grant and an additional 12.5% of the shares underlying the option vesting each three months thereafter, subject to Mr. Badavas’s continued service as a director and, in the event of a change of control of us, the vesting of these options will accelerate in full.

The following table sets forth information regarding compensation earned by each non-employee director during the year ended December 31, 2007:

	Fees Earned or	Option Awards
Name	Paid in Cash ($)(l)	($)(2)		Total ($)

Thomas Anderson(3)	$6,250	$35,917	(4)	$42,167
Robert P. Badavas(5)	$7,500	$24,563	(6)	$32,063
John Campbell	$6,875	$–		$6,875
Michael T. Fitzgerald	$7,188	$–		$7,188
Patrick Gallagher	$6,563	$–		$6,563
William S. Kaiser	$6,875	$–		$6,875
Paul Schaut(7)	$–	$1,234		$1,234

(1)	The non-employee director compensation program became effective following our initial public offering in October 2007. These fees were earned by each director in 2007 and paid in January 2008.

(2)	Valuation of these option awards is based on the dollar amount of share based compensation recognized for financial statement reporting purposes in 2007 computed in accordance with SFAS 123R, excluding the impact of estimated forfeitures related to service-based vesting conditions (which in our case were none). We arrive at these amounts by taking the compensation cost for these awards calculated under SFAS 123R on the date of grant, and recognize this cost over the period in which the director must provide services in order to earn the award, which in the case of these awards was two years. These amounts do not represent the actual amounts paid to or realized by the director during 2007. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in Note 6 to our financial statements included elsewhere in this prospectus.

(3)	Mr. Anderson joined our board of directors in January 2007.

(4)	The compensation committee granted Mr. Anderson an option to purchase 39,000 shares on January 18, 2007, in connection with his initial appointment to the board of directors. The option has an exercise price of $3.05 and vests over a two year period. As of December 31, 2007, Mr. Anderson had not exercised this option. The grant date fair value of this option, computed in accordance with SFAS 123R, was $75,660.

(5)	Mr. Badavas joined our board of directors in May 2007.

(6)	The compensation committee granted Mr. Badavas an option to purchase 39,000 shares on June 5, 2007, in connection with his initial appointment to the board of directors. The option has an exercise price of $6.89 and vests over a two year period. As of December 31, 2007, Mr. Badavas had not exercised this option. The grant date fair value of this option, computed in accordance with SFAS 123R, was $168,480.

(7)	Mr. Schaut resigned from our board of directors in May 2007.

As of December 31, 2007, other than Ms. Goodman, the only members of our board of directors that held outstanding stock options were Mr. Anderson and Mr. Badavas, each of whom held an option to purchase 39,000 shares of common stock.

In addition, pursuant to our 2007 stock incentive plan each non-employee director receives an option to purchase 25,000 shares of our common stock upon his or her initial appointment to our board of directors. Each non-employee director will also receive an annual option grant to purchase 10,000 shares of our common stock at each annual meeting after which he or she continues to serve as a director, provided each such non-employee director has served on our board of directors for at least six months prior to such annual meeting. All of these options will vest over a three-year period, with 33.33% of the shares underlying the option vesting on the first anniversary of the date of grant, or in the case of annual option grants one business day prior to the next annual meeting, if earlier, and an additional 8.33% of the shares underlying the option vesting each three months thereafter, subject to the non-employee director’s continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant. In the event of a change of control of us, the vesting schedule of these options will accelerate in full.

Executive Compensation

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis is designed to provide an understanding of how our compensation program is developed with respect to our named executive officers. Our named executive officers consist of Gail F. Goodman, our president and chief executive officer, Steven R. Wasserman, our vice president and chief financial officer, and the other executive officers included in the Summary Compensation Table on page 77 of this prospectus.

We have divided this Compensation Discussion and Analysis into sections in order to help explain:

•	the role of the compensation committee;

•	the role of the independent compensation consultant;

•	the use of competitive benchmarking data provided by our independent compensation consultant;

•	the objectives and philosophy of our executive compensation program; and

•	the specific components of our executive compensation program.

The Compensation Discussion and Analysis provides detailed information on the administration and results of our executive compensation program in 2007. In addition, there is detailed information regarding the compensation committee’s determination of 2008 executive compensation, which was approved by the compensation committee in December 2007 following a series of compensation committee meetings held during the fall of 2007.

Role of the Compensation Committee

The compensation committee is specifically responsible for establishing compensation and benefits programs for the Company’s executive officers, including Ms. Goodman and her executive management team. The compensation committee is comprised solely of independent directors, and its membership currently consists of John Campbell, who serves as chairman, Michael T. Fitzgerald and Patrick Gallagher. The members of the compensation committee are recommended by the nominating and corporate governance committee and elected by the board of directors annually. For more information regarding the compensation committee, see page 62 of this prospectus.

The compensation committee establishes the overall objectives and philosophy of our executive compensation program, determines the specific components of executive compensation, sets and reviews financial performance goals, and approves incentive payouts. With regard to Ms. Goodman’s compensation, the compensation committee performs these functions with input from an independent compensation consultant (discussed below), and with regard to the other named executive officers, the compensation committee relies on Ms. Goodman’s recommendations as well as input from the independent compensation consultant. In all cases, the compensation committee has responsibility for final executive compensation decisions.

The compensation committee strives to maintain an effective balance between short-term and long-term business objectives, employing its understanding of our business, the industry and the current and likely future business environment. Accordingly, the compensation committee endeavors to structure short-term and long-term incentive plans that reward performance based on achievement of different, but complementary, strategic and financial objectives. The compensation committee believes this balanced approach motivates management’s efforts to drive strong outcomes in both the current and future business environment.

In establishing individual executive compensation, the compensation committee considers analysis and recommendations from its independent compensation consultant, competitive practices, the president and chief executive officer’s recommendations (for her subordinates), established plans, compensation trends and internal practices. Ultimately, however, the compensation committee applies its judgment in establishing executive compensation.

In 2007, the compensation committee held nine meetings and acted by written consent on five occasions.

Independent Compensation Consultant

Beginning with 2007 executive compensation determinations, the compensation committee engaged an independent compensation consultant, DolmatConnell & Partners, to review and evaluate our executive compensation program and its specific components, including total cash compensation targets, base salaries, target bonus percentages and equity ownership. DolmatConnell is directly accountable to the compensation committee for the performance of its services. In its role as an advisor to the compensation committee, a senior representative of DolmatConnell attends meetings of the compensation committee when requested. DolmatConnell also provides assistance to the compensation committee on financial performance goals and advice on rules, regulations and general compensation trends regarding executive compensation.

In the future, we expect that our compensation committee will continue to engage an independent compensation consulting firm to provide advice and data regarding executive compensation.

Competitive Compensation Benchmarking

We operate in a competitive environment. As such, the compensation committee believes that it is important to review the executive compensation practices of companies that are similar in business and size to us to ensure that our executive compensation program is competitive and assist us in meeting our overall executive compensation objectives.

In establishing executive compensation levels for 2007, which were established in December 2006 and prior to the time we became a public company, the compensation committee requested that DolmatConnell review and evaluate the elements of our executive compensation program, including total cash compensation targets, base salaries, target bonus percentages and equity ownership. As part of this review and evaluation, DolmatConnell developed a specific peer group of private and public software and technology companies with annual revenue less than $60 million to provide a comparative basis for our compensation practices and established base salary, bonus and long-term equity guidelines for our executives.

In establishing executive compensation levels for 2008, the compensation committee again engaged DolmatConnell to provide analysis similar to that which it provided for 2007 executive compensation determinations. As part of this engagement, DolmatConnell developed two comparative data sources for analytical purposes and to ensure that comparative market data was available for all executives. First, given that we are now a publicly traded company, they developed a peer group comprised solely of U.S. based publicly traded companies from the software and services industries of similar size to our company based on revenue and market capitalization. This peer group, which is referred to in this Compensation Discussion and Analysis as the Original Peer Group, included: Art Technology Group, Inc., Chordiant Software, Inc., LivePerson, Inc., Marchex, Inc., Pegasystems Inc., PeopleSupport, Inc., RightNow Technologies, Inc., S1 Corp., Synchronoss Technologies, Inc., Unica Corporation, Visual Sciences, Inc. and Vocus, Inc. Second, they reviewed compensation data from a composite of credible, published executive compensation surveys scoped appropriately based on the size and nature of our business. At the request of the compensation committee, DolmatConnell developed a second peer group for comparison purposes. This second peer group, which consisted of U.S. based publicly traded companies primarily in the software as a service business similar in revenue and market capitalization to our company, included: BlackBoard, Inc., DemandTec, Inc., LivePerson, Inc., Kenexa Corporation, Omniture, Inc., RightNow Technologies, Inc., Salesforce.com, Taleo Corp., VistaPrint Limited and Vocus, Inc. The compensation committee requested that DolmatConnell create this second peer group, which is referred to in this Compensation Discussion and Analysis as the Second Peer Group, because investment analysts typically compare our company’s financial performance to the performance of companies in this group. The compensation committee determined that the data in the Second Peer Group was substantially similar to the data in the Original Peer Group. In addition, the compensation committee noted that the compensation ranges in the Original Peer Group and Second Peer Group were higher than the compensation ranges reflected in the 2007 benchmarking data, which resulted from the change to a peer group consisting of only public companies.

Objectives and Philosophy of Our Executive Compensation Program

Our compensation committee’s primary objectives with respect to executive compensation are to:

•	attract, retain and motivate the best possible executive talent;

•	ensure executive compensation is aligned with our corporate strategies and business objectives;

•	promote the achievement of key financial and strategic performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and, in some cases, individual performance goals; and

•	align the incentives of our executives with the creation of value for our stockholders.

Our compensation committee expects to continue to implement and maintain compensation plans to achieve these objectives. Our compensation plans and policies currently, and we expect will continue to, compensate executive officers with a combination of base salary, quarterly cash incentive bonuses, equity incentive awards and customary employee benefits. Quarterly cash incentive bonuses are tied to key financial metrics such as average gross monthly revenue growth, or AMRG, adjusted earnings before interest, taxes, depreciation and amortization, or Adjusted EBITDA, and Adjusted EBITDA as a percentage of revenue, or Adjusted EBITDA Margin, and, in the case of certain of our executive officers, the achievement of individual quarterly performance goals. We have provided, and expect to continue providing, a portion of our executive compensation in the form of equity incentive awards that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation. We plan to continue to implement compensation packages for our executive officers generally in line with the median competitive levels of comparable public companies, with potential upside for better than planned performance.

Components of Our Executive Compensation Program

The primary elements of our executive compensation program are:

•	base salary;

•	quarterly cash incentive bonuses;

•	equity incentive awards; and

•	benefits and other compensation.

We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee establishes these allocations for each executive officer on an annual basis. Our compensation committee establishes total cash compensation targets based primarily upon benchmarking data as well as the performance and importance to the company of the individual executive and internal equity considerations among all executive officers. Our compensation committee establishes non-cash compensation based upon benchmarking data, the performance of the individual executive, the executives’ equity ownership percentage and the amount of their equity ownership that is vested equity. In the future, we expect that our compensation committee will continue to use benchmarking data when determining cash compensation as well as annual equity grants to executives. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executives are aligned with the creation of value for our stockholders.

In establishing base salaries and cash incentive bonuses for our executives, the compensation committee first establishes a total cash compensation target for each executive. This is accomplished by comparing the total cash compensation of the applicable peer group in the 50th percentile to total cash compensation of our positions that matched positions in the peer group.

Based on this analysis for 2007 executive compensation determinations, three of our named executive officers (Ms. Goodman (−26%), Eric S. Groves, our Senior Vice President, Worldwide Strategy & Market

Development, (−9%), and Mr. Wasserman (−26%) were below the median for target total cash compensation of the peer group for 2007. The compensation committee reviewed this information and determined that the target total cash compensation for the following executive officers be set as follows: Ms. Goodman, $400,000, Mr. Groves, $280,000, and Mr. Wasserman, $250,000. These increases represented an increase in target total cash compensation to these executive officers of approximately 16%. Ellen Brezniak’s target total cash compensation for 2007 was established by the compensation committee at the time of her hiring in September 2006 and was set slightly below the median based on the peer group analysis. Ms. Brezniak serves as our Vice President, Product Strategy. Robert P. Nault’s target total cash compensation for 2007 was established by the compensation committee at the time of his hiring in March 2007 and was set slightly below the median based on the peer group analysis. Mr. Nault serves as our Vice President and General Counsel.

Based on this analysis for 2008 executive compensation determinations, all of our named executives were positioned below the 25th percentile for total target cash compensation for both the Original Peer Group and the Second Peer Group. The compensation committee reviewed this information and determined that the total target cash compensation for the following executive officers for 2008 be set as follows: Ms. Goodman, $525,000, Ms. Brezniak, $270,000, Mr. Groves, $287,000, Mr. Nault, $294,000 and Mr. Wasserman, $308,000.

Base Salaries. Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. Base salaries for our executives have sometimes been set in our offer letter to the executive at the outset of employment, which is the case with Ms. Goodman, Ms. Brezniak and Messrs. Wasserman and Nault. None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, from time to time in the discretion of our compensation committee, and consistent with our incentive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment based on an assessment of an executive’s performance and general compensation trends in our industry.

  2007 Base Salaries

In establishing base salaries for our named executive officers for 2007, our compensation committee reviewed a number of factors, including each named executive officer’s position and functional role, seniority, job performance and overall level of responsibility and the benchmarking data and other information provided by DolmatConnell. In 2007, the base salaries of Ms. Goodman and Mr. Wasserman were increased by 10% and 17%, respectively, as compared to 2006. Our compensation committee determined that Ms. Goodman had performed well in 2006 as she continued to drive the strategy that expanded the company’s market leadership position. Our compensation committee determined to increase Ms. Goodman’s base salary to $275,900, which placed her 2% below the median base salary of the benchmarked group. Our compensation committee determined that Mr. Wasserman had performed well in his first year, building his organization, raising capital on favorable terms and helping to prepare the company, from a systems and processes perspective, for rapid growth and a possible future initial public offering. Our compensation committee increased Mr. Wasserman’s base salary to $192,300, which placed him 6% below the median base salary of the benchmarked group. Our compensation committee also reviewed the performance of Mr. Groves. While our compensation committee determined that Mr. Groves had performed well in 2006, it did not increase his base salary, in part, because his base salary was already 1% above the median base salary of the benchmarked group. Our compensation committee, however, increased Mr. Groves’ target incentive percentage (as a percentage of base salary) from 30% to 40%. The increase in Mr. Groves’ target incentive provided Mr. Groves with cash compensation upside but only if we achieved our financial targets. Our compensation committee felt that this better aligned the interests of Mr. Groves with those of our stockholders. Ms. Brezniak’s and Mr. Nault’s base salaries were established by the compensation committee at the time of their hiring in September 2006 and March 2007, respectively. These base salaries were generally set slightly below the median base salary of the relevant peer group.

  2008 Base Salaries

In establishing base salaries for our named executive officers for 2008, our compensation committee reviewed a number of factors, including each named executive officer’s position and functional role, seniority, job performance and overall level of responsibility and the benchmarking data, including the Original Peer Group and Second Peer Group, and other information provided by DolmatConnell. In 2008, the base salaries of Ms. Goodman, Ms. Brezniak, Mr. Groves, Mr. Nault and Mr. Wasserman were increased by approximately 27%, 8%, 3%, 5% and 14%, respectively. Our compensation committee determined that Ms. Goodman had an exceptional year in 2007. They noted that she continued to successfully drive the strategy and growth of our company during 2007 while leading the team that completed our initial public offering. As a result of this analysis, our compensation committee determined to increase Ms. Goodman’s base salary to $350,000, which placed her base salary 17% above the median of the Original Peer Group and slightly above the median of the Second Peer Group. Our compensation committee determined that Ms. Brezniak had performed well in 2007. They noted that she had developed a detailed product roadmap, extended the planning horizon for product strategy and successfully helped to implement the Agile software development methodology. As a result of this analysis, our compensation committee determined to increase Ms. Brezniak’s base salary to $200,000, which placed her base salary at approximately the median for both the Original Peer Group and the Second Peer Group. Our compensation committee determined that Mr. Groves had performed well in 2007. They noted that he successfully expanded the regional development director program, reorganized the partner program to drive growth and continued to be a “thought leader” for the company’s strategy and focus on small organizations. As a result of this analysis, our compensation committee determined to increase Mr. Groves’ base salary to $205,000, which placed his base salary slightly above the median for the Original Peer Group. Our compensation committee determined that Mr. Wasserman had a very strong year. His primary accomplishment was the completion of our initial public offering. In addition, he continued to build the finance organization, enhance our systems, processes and controls and refine the financial metrics for the company, particularly as we prepared to become a public company. As a result of this analysis, our compensation committee increased Mr. Wasserman’s base salary to $220,000, which placed him slightly below the median base salary for the Original Peer Group and 12% below the median base salary for the Second Peer Group. Our compensation committee determined that Mr. Nault had performed well in his first year, learning our business and the legal issues relevant to our business and playing an integral role in our initial public offering. Our compensation committee increased Mr. Nault’s base salary to $210,000, which placed him below the median of both the Original Peer Group (−7%) and the Second Peer Group (−15%).

Cash Incentive Bonuses. Each year, including 2007 and 2008, we have established a cash incentive bonus plan for our executives, which provides for quarterly cash incentive bonus payments. The cash incentive bonuses are intended to compensate for the achievement of both corporate financial targets and, in the case of all executive officers except Ms. Goodman, individual performance goals. The corporate financial targets generally conform to the financial metrics contained in the internal business plan developed by our management and reviewed by our board of directors. Amounts payable under the cash incentive bonus plan are calculated as a percentage of the applicable executive’s base salary.

The compensation committee approves the corporate financial targets, the weighting of various goals for each executive and the formula for determining potential bonus amounts based on achievement of those goals. The compensation committee works with the chief executive officer and the chief financial officer to develop corporate financial targets. Individual performance objectives are necessarily tied to the particular area of expertise of the executive and his or her performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. Ms. Goodman sets the individual quarterly performance objectives. In establishing these objectives, Ms. Goodman typically identifies areas that she believes require focus on the part of the executive and are strategic or important to our company as a whole. The financial targets and performance objectives are generally designed to be difficult to fully achieve and, as was the case in 2007, we do not expect that all of the targets and objectives will be fully achieved in all periods.

  2007 Cash Incentive Bonuses

In 2007, the corporate financial targets were weighted 70% and the individual performance goals were weighted 30% in the bonus analysis, except that the corporate financial targets were weighted 100% for Ms. Goodman. The corporate financial targets were AMRG and Adjusted EBITDA. In 2007, 90% of the portion of the bonus payout related to corporate financial targets was based on the AMRG metric. Bonus payments based on AMRG were paid based on achieving at least 80% or 90% of the AMRG target, depending on the quarter, with accelerators for over achievement beginning at 115% or 120%, depending on the quarter. If actual AMRG as a percentage of target AMRG was between the minimum threshold (80% or 90%) but less than the point at which the accelerators were effective (115% or 120%), the payout was equal to the percentage achievement multiplied by the target AMRG incentive. If actual AMRG as a percentage of target AMRG was equal to or greater than the point at which the accelerators were effective (115% or 120%), the payout was equal to the percentage achievement multiplied by the accelerators (1.5x for achievement between 115% or 120% and 130% and 2.0x for achievement above 130%) multiplied by the target AMRG incentive. Bonus payments based on Adjusted EBITDA targets, which accounted for 10% of the portion of the bonus payout related to corporate financial targets, were paid out at 100% only if the target metric was achieved. The actual AMRG targets for each quarter of 2007 were as follows: $126,000 for the first quarter of 2007, $214,800 for the second quarter of 2007, $195,200 for the third quarter of 2007 and $255,400 for the fourth quarter of 2007. The actual Adjusted EBITDA quarterly targets for 2007 were as follows: ($3,379,000) for the first quarter of 2007, ($2,075,300) for the second quarter of 2007, ($963,400) for the third quarter of 2007 and $242,600 for the fourth quarter of 2007.

Ms. Brezniak’s individual performance goals in 2007 included continuing to make progress on customer research initiatives and planning and scheduling from a product strategy perspective two major product releases in the first quarter, further developing and refining the product roadmap and addressing matters related to website architecture in the second quarter, continuing work on the product roadmap and future release planning in the third quarter, planning the 2008 product release schedule, hiring a web properties director and analyzing the benefits of agile programming in the fourth quarter. Mr. Groves’ individual performance goals in 2007 included establishing an enhanced methodology for measuring the impact of our regional development directors and reviewing and developing objectives around our strategic and partner initiatives in the first quarter, reviewing and refining the sales and channel partner initiatives relating to the launch of our survey product and creating an 18-month plan for sales and marketing in the second quarter, planning and launching market expansion testing and implementing initiatives to ensure the company met or beat customer quarterly acquisition targets in the third quarter, and implementing initiatives to ensure the company met or beat customer quarterly acquisition targets and continuing to refine the analysis to measure the organizational impact of our regional development directors in the fourth quarter. Mr. Nault’s primary individual performance goals in 2007 related to our initial public offering and our operations as a public company after the offering. Mr. Nault’s additional individual performance goals in 2007 included continuing to learn about the business by developing relationships with his executive peers in the second and third quarters, ensuring that our corporate governance standards were in place prior to our initial public offering in the third quarter and implementing public company controls and processes and rolling out to our employees our employee stock purchase plan in the fourth quarter. Mr. Wasserman’s primary individual performance goals in 2007 related to our initial public offering and our operations as a public company after the offering. Mr. Wasserman’s additional individual performance goals in 2007 included developing a lifetime profit per customer analysis in the first quarter, refining our expense forecasting methodology in the third quarter and implementing public company controls and processes and rolling out to our employees our new employee stock purchase plan in the fourth quarter.

The target bonus awards, as a percentage of base salary, for 2007 were 45% for Ms. Goodman, 27% for Ms. Brezniak, 40% for Mr. Groves, 30% for Mr. Nault and 30% for Mr. Wasserman. The actual target cash incentive bonuses awarded with respect to 2007 and set forth in the Summary Compensation Table that follows this Compensation Discussion and Analysis were split 15%, 25%, 25% and 35% for each of the four quarters respectively.

The performance based compensation elements for our named executive officers for 2007 and a description of whether or not they achieved or underachieved with respect to each element were as follows:

	2007 – First Quarter		2007 – Second Quarter		2007 – Third Quarter		2007 – Fourth Quarter
	Company		Company		Company		Company
	Strategic		Strategic		Strategic		Strategic
	and Financial	Result for	and Financial	Result for	and Financial	Result for	and Financial	Result for
	Goal	Quarter	Goal	Quarter	Goal	Quarter	Goal	Quarter

Ms. Goodman
Ms. Brezniak
Mr. Groves
Mr. Nault(1)
Mr. Wasserman	AMRG(2)	Exceeded	AMRG	Under-Achieved	AMRG	Exceeded	AMRG	Exceeded

Ms. Goodman
Ms. Brezniak
Mr. Groves
Mr. Nault(1)
Mr. Wasserman	Adjusted EBITDA	Achieved	Adjusted EBITDA	Achieved	Adjusted EBITDA	Achieved	Adjusted EBITDA	Achieved

Ms. Brezniak	Individual		Individual		Individual		Individual
	Performance Goals	Achieved	Performance Goals	Under- Achieved	Performance Goals	Achieved	Performance Goals	Achieved
Mr. Groves	Individual		Individual		Individual		Individual
	Performance Goals	Achieved	Performance Goals	Achieved	Performance Goals	Under- Achieved	Performance Goals	Achieved
Mr. Nault	Individual		Individual		Individual		Individual
	Performance Goals	N/A(1)	Performance Goals	Under- Achieved	Performance Goals	Under- Achieved	Performance Goals	Under- Achieved
Mr. Wasserman	Individual		Individual		Individual		Individual
	Performance Goals	Achieved	Performance Goals	Achieved	Performance Goals	Achieved	Performance Goals	Under- Achieved

(1)	Mr. Nault was not eligible for a quarterly incentive payment in the first quarter of 2007 as he joined our company in March 2007.

(2)	AMRG = average gross monthly revenue growth

The table below reflects for each named executive officer (i) the 2007 quarterly target incentive for each performance based compensation element, (ii) the 2007 total quarterly target incentives, (iii) the actual 2007 quarterly incentive payments for each performance based compensation element based on achievement levels, and (iv) the actual 2007 total quarterly incentive payments.

						Actual
	Target	Target	Target	Total	Actual	Adjusted	Actual	Total
	AMRG(1)	Adjusted EBITDA	MBO(2)	Target	AMRG(1)	EBITDA	MBO(2)	Actual
	Incentive	Incentive	Incentive	Incentive	Incentive	Incentive	Incentive	Incentive

Ms. Goodman
Q1 2007	$16,754	$1,861	$–	$18,615	$18,094	$1,861	$–	$19,955
Q2 2007	$27,923	$3,102	$–	$31,025	$27,644	$3,102	$–	$30,746
Q3 2007	$27,923	$3,102	$–	$31,025	$31,832	$3,102	$–	$34,934
Q4 2007	$39,092	$4,343	$–	$43,435	$42,219	$4,343	$–	$46,562
Ms. Brezniak
Q1 2007	$4,725	$525	$2,250	$7,500	$5,103	$525	$2,250	$7,878
Q2 2007	$7,875	$875	$3,750	$12,500	$7,796	$875	$3,413	$12,084
Q3 2007	$7,875	$875	$3,750	$12,500	$8,978	$875	$3,750	$13,603
Q4 2007	$11,025	$1,225	$5,250	$17,500	$11,907	$1,225	$5,250	$18,382
Mr. Groves
Q1 2007	$7,560	$840	$3,600	$12,000	$8,165	$840	$3,600	$12,605
Q2 2007	$12,600	$1,400	$6,000	$20,000	$12,474	$1,400	$6,000	$19,874
Q3 2007	$12,600	$1,400	$6,000	$20,000	$14,364	$1,400	$5,940	$21,704
Q4 2007	$17,640	$1,960	$8,400	$28,000	$19,051	$1,960	$8,400	$29,411
Mr. Nault
Q1 2007(3)	$–	$–	$–	$–	$–	$–	$–	$–
Q2 2007	$9,450	$1,050	$4,500	$15,000	$9,356	$1,050	$4,118	$14,524
Q3 2007	$9,450	$1,050	$4,500	$15,000	$10,773	$1,050	$4,444	$16,267
Q4 2007	$13,230	$1,470	$6,300	$21,000	$14,288	$1,470	$6,111	$21,869
Mr. Wasserman
Q1 2007	$5,453	$605	$2,597	$8,655	$5,889	$605	$2,597	$9,091
Q2 2007	$9,088	$1,009	$4,328	$14,425	$8,997	$1,009	$4,328	$14,334
Q3 2007	$9,088	$1,009	$4,328	$14,425	$10,360	$1,009	$4,328	$15,697
Q4 2007	$12,723	$1,413	$6,059	$20,195	$13,741	$1,413	$5,877	$21,031

(1)	AMRG = average gross monthly revenue growth

(2)	MBOs = individual performance goals

(3)	Because Mr. Nault joined the company in March 2007, he was not eligible for a quarterly incentive payment in the first quarter of 2007.

In 2007, the total annual bonus payment as a percentage of the total annual target bonus and the total annual bonus payment as a percentage of annual salary for each named executive officer were as follows: Ms. Goodman (107% and 48%); Ms. Brezniak (104% and 28%); Mr. Groves (104% and 42%); Mr. Nault (103% and 26%); and Mr. Wasserman (104% and 31%). In reviewing these results, the compensation committee believed that these results were justified by the strong company performance and individual performance in 2007 and the goal of using performance targets to reward over achievement.

  2008 Cash Incentive Bonuses

In December 2007, our compensation committee approved the target bonus awards for 2008 for our named executive officers. The target bonus awards, as a percentage of base salary, for 2008 are 50% for Ms. Goodman, 35% for Ms. Brezniak, 40% for Mr. Groves, 40% for Mr. Nault and 40% for Mr. Wasserman. As described above, the compensation committee determined the target total cash compensation of each named executive officer after reviewing and considering the evaluation prepared by our independent compensation consultant, DolmatConnell. Once the compensation committee established 2008 base salaries for each named executive officer, the target bonus awards, as a percentage of base salary, were generally set to bring each named executive officer’s total target cash compensation to the approved level. Target bonus awards for 2008 will be paid out quarterly at the rate of 25% for each of the four quarters respectively.

In 2008, corporate financial targets will be weighted 70% and individual performance goals weighted 30% in the bonus analysis, except that, in the case of Ms. Goodman, the corporate financial targets are weighted 100%. The corporate financial targets are based on AMRG and Adjusted EBITDA Margin. For all named executive officers other than Ms. Goodman, of the total corporate financial target bonus amount payable, approximately 71% will be paid out based on the AMRG metric and approximately 29% based on the Adjusted EBITDA Margin metric. For Ms. Goodman, 70% of the entire bonus amount she is eligible to receive is based on the quarterly AMRG metric and the remaining 30% on the quarterly Adjusted EBITDA Margin metric. No bonus payment will be made to any executive based on the quarterly AMRG metric unless the quarterly AMRG we achieve exceeds at least 85% of the target amount, in which event the executive will be eligible to receive 50% of the bonus allocable to the AMRG metric. In the event that this minimum quarterly AMRG target amount is exceeded, the executive will be eligible to receive an increase of 3.333% in the bonus allocable to the AMRG metric for every 1% in excess of 85% of the target amount, up to a maximum of 135% of the AMRG target amount. No bonus payment will be made based on the quarterly Adjusted EBITDA Margin metric unless the Adjusted EBITDA Margin we achieve exceeds at least 95% of the target amount, in which event the executive will be eligible to receive 95% of the bonus allocable to Adjusted EBITDA Margin metric. In the event that this minimum quarterly Adjusted EBITDA Margin target amount is exceeded, the executive will be eligible to receive an increase of 1% in the bonus allocable to Adjusted EBITDA Margin metric for every 1% by which we exceed 95% of the target amount, up to a maximum of 105% of the Adjusted EBITDA Margin target. The compensation committee believes that these financial targets are designed to drive revenue growth and to ensure that we meet our Adjusted EBITDA Margin projections while incenting executives to work collaboratively to reinvest excess operating profit into the business.

Equity Incentive Awards. Our equity award program is the primary vehicle for offering long-term incentives to our executives. Prior to our initial public offering in October 2007, our employees, including our executives, were eligible to participate in our 1999 Stock Option/Stock Issuance Plan. Following the completion of our initial public offering, we grant to our employees, including our executives, stock-based awards pursuant to the 2007 Stock Incentive Plan. Under the 2007 Stock Incentive Plan, our employees, including our executives, are eligible to receive grants of stock options, restricted stock awards, and other stock-based equity awards at the discretion of our compensation committee. We believe that our option program is critical to our efforts to hire and retain the best people and to maintain a competitive advantage over our current and future competitors.

Although we do not have any formal equity ownership guidelines for our executives, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe the vesting feature of our equity grants furthers our goal of executive retention because this feature provides an incentive to our executives to remain in our employment during the vesting period. In determining the size of equity grants to our executives, our compensation committee considers comparative share ownership of executives in our compensation peer group, our company-level performance, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of Ms. Goodman with respect to her executive team members. We typically make an initial equity award of stock options or restricted stock to new executives in connection with the start of their employment. Grants of equity awards, including those to executives, are approved by our compensation committee and are granted based on the fair market value of our common stock on the date of grant. Historically, the equity awards we have granted to our executives have vested as to 25% of such awards at the end of the first year and in equal quarterly installments over the succeeding three years. This vesting schedule is consistent with the vesting of stock options granted to other employees.

In connection with the commencement of Mr. Nault’s employment and based on the equity guidelines recommended by DolmatConnell, the compensation committee granted to him an option to purchase 110,500 shares of common stock. The exercise price of this option was $4.12 per share, which was the fair market value of our common stock on the date of grant as determined by our board of directors. In December 2007, the compensation committee approved new equity awards for each of our executives. In determining these equity awards for each of the named executive officers set forth on the 2007 Grants of Plan-Based Awards table below, our compensation committee took into account company performance, which was very strong, the fact that we completed our initial public offering, the applicable executive’s performance and the equity guidelines recommended by DolmatConnell. As a result, in December 2007, our board of directors granted to Ms. Goodman, Ms. Brezniak, Mr. Groves, Mr. Nault and Mr. Wasserman options to purchase 65,000, 45,000, 30,000, 45,000 and 45,000 shares of common stock, respectively. The exercise price of these options was $22.27 per share, which was the closing, or last sale, price of our shares of common stock on the Nasdaq Global Market on December 6, 2007, the date of grant. Under a policy adopted by the compensation committee, this price is equal to the fair market value of our common stock on the date of grant. At the discretion of our compensation committee, we expect to continue to approve annually new equity awards to certain of our employees and executives consistent with our overall incentive compensation program objectives.

We do not currently have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. The compensation committee has adopted a stock option grant policy that applies to all stock option grants, including grants to executives, but excluding automatic annual grants to independent directors. The option grant policy adopted by the compensation committee is as follows:

•	That we shall not, and shall not have any program, plan or practice to, time or select the grant dates of any stock options or stock-based awards in coordination with the release by us of material non-public information.

•	That only the compensation committee, in its sole discretion, shall be permitted to grant stock options and stock-based awards under the 2007 Stock Incentive Plan.

•	That all grants of stock options and stock-based awards under the 2007 Stock Incentive Plan, including grants to new hires, shall be made during the first business week of the third month of the calendar quarter.

•	That the exercise price of all stock options and stock-based awards shall equal the closing, or last sale, price of our common stock on the Nasdaq Global Market on the grant date.

•	That the compensation committee will meet telephonically or in person during the first business week of the third month of the calendar quarter to approve grants of stock options and stock-based awards.

•	That, to the extent practical, each quarterly meeting date will be tentatively set at the prior quarter’s meeting.

•	That the compensation committee will not take action by written consent with respect to the grant of stock options and stock-based awards

Benefits and Other Compensation. We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, a 401(k) plan, an employee assistance program, maternity and paternity leave plans and standard company holidays. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees, except that we pay for parking for our executive officers.

Severance and Change in Control Benefits

We have severance arrangements with Ms. Goodman and Messrs. Nault and Wasserman. These agreements provide, in general, that in the event the executive is terminated without cause (as defined in each agreement) or, in the case of Messrs. Wasserman and Nault, there is a significant change in his responsibilities or location, the executive will be entitled to a severance benefit equal to six months salary plus health insurance benefits. These arrangements were approved at the time of hire by either the compensation committee or the board of directors. See “Employment and Other Agreements” below for additional information relating to these agreements. In addition, each of the option agreements entered into with our executive officers has a change in control provision that provides that 50% of the unvested shares under the option shall vest immediately prior to the change in control and the balance will vest in the event the executive is terminated within one year from the date of the change in control.

We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption “—Potential Payments Upon Termination or Change of Control” below. Our compensation committee believes that our severance and change of control benefits are reasonable and generally consistent with severance packages offered to executives at similarly situated companies.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our president and chief executive officer, our vice president and chief financial officer and each of our three other most highly compensated executive officers during the years ended December 31, 2007 and 2006. We refer to these executive officers as our “named executive officers” elsewhere in this prospectus.

				Non-Equity
			Option	Incentive Plan	All Other
		Salary	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)(3)	($)(4)	($)(5)	($)

Gail F. Goodman	2007	$275,900	$78,221	$132,197	$840	$487,158
President and Chief Executive Officer	2006	$250,000	$13,352	$69,748	$840	$333,940
Steven R. Wasserman	2007	$192,300	$30,184	$60,153	$840	$283,477
Vice President and Chief Financial Officer	2006	$165,000	$1,295	$38,161	$840	$205,296
Eric S. Groves	2007	$200,000	$21,316	$83,594	$840	$305,750
Senior Vice President, Worldwide Strategy and Market Development	2006	$200,000	$5,191	$55,797	$840	$261,828
Ellen Brezniak(1)	2007	$185,000	$62,141	$51,947	$840	$299,928
Vice President, Product Strategy
Robert P. Nault(2)	2007	$153,269	$70,950	$52,660	$630	$277,509
Vice President and General Counsel

(1)	Ms. Brezniak joined our company in September 2006.

(2)	Mr. Nault joined our company in March 2007.

(3)	Valuation of these stock and option awards is based, in part, on the dollar amount of share based compensation recognized for financial statement reporting purposes in each of 2006 and 2007 computed in accordance with SFAS 123R, excluding the impact of estimated forfeitures related to service-based vesting conditions (which in our case were none). We arrive at these amounts by taking the compensation cost for these awards calculated under SFAS 123R on the date of grant, and recognize this cost over the period in which the named executive officer must provide services in order to earn the award, typically four years. The reported amounts include additional amounts that were not recognized for financial statement reporting purposes in each of 2006 and 2007, resulting from requirements of the SEC to report in this summary compensation table awards made prior to 2006 using the modified prospective transition method pursuant to SFAS 123R. Under the modified prospective transition method, a portion of the grant date fair value determined under SFAS 123R of equity awards that are outstanding on January 1, 2006, the date we adopted SFAS 123R, is recognized over those awards’ remaining vesting periods. In 2006, this additional amount was $7,445 for Ms. Goodman and $2,522 for Mr. Groves. In 2007, this additional amount was $1,970 for Ms. Goodman and $969 for Mr. Groves. These amounts do not represent the actual amounts paid to or realized by the named executive officer during 2006 and 2007. The assumptions used by us with respect to the valuation of stock and option awards are the same as those set forth in Note 6 to our financial statements included elsewhere in this prospectus. The individual awards reflected in the summary compensation table for 2007 are further described below in the table “2007 Grants of Plan-Based Awards.”

(4)	For 2007, the amounts shown were paid during 2007 and in February 2008 to each of the named executive officers for the achievement in 2007 of specified performance objectives under our 2007 Executive Team Bonus Plan. For 2006, the amounts shown were paid during 2006 and in January 2007 to each of the named executive officers for the achievement in 2006 of specified performance objectives under our 2006 Executive Incentive Plan.

(5)	The amounts shown reflect life insurance premiums and parking costs paid by us in each of 2006 and 2007 on behalf of each of the named executive officers.

2007 Grants of Plan-Based Awards

The following table sets forth information regarding grants of awards made to our named executive officers during or for the year ended December 31, 2007.

					All Other
					Option
					Awards:	Exercise or	Grant Date
		Estimated Future Payouts Under			Number of	Base Price of	Fair Value
		Non-Equity Incentive Plan Awards			Securities	Option	of Option
	Grant	Threshold	Target	Maximum	Underlying	Awards	Awards
Name	Date	($)	($)(1)	($)	Options (#)	($/share)(2)	($)(3)

Gail F. Goodman	–	–	$124,100	–	–	–	–
	12/6/07	–	–	–	65,000	$22.27	$865,800
Steven R. Wasserman	–	–	$57,700	–	–	–	–
	12/6/07	–	–	–	45,000	$22.27	$599,400
Eric S. Groves	–	–	$80,000	–	–	–	–
	12/6/07	–	–	–	30,000	$22.27	$399,600
Ellen Brezniak	–	–	$50,000	–	–	–	–
	12/6/07	–	–	–	45,000	$22.27	$599,400
Robert P. Nault	–	–	$51,000 (4)	–	–	–	–
	3/2/07	–	–	–	110,500	$4.12	$289,510
	12/6/07	–	–	–	45,000	$22.27	$599,400

(1)	Our 2007 Executive Team Bonus Plan was approved by the compensation committee of the board of directors on December 7, 2006. Payouts under the 2007 Executive Team Bonus Plan were contingent upon the achievement of certain quarterly financial performance goals, including AMRG targets and adjusted EBITDA targets, and, with the exception of Ms. Goodman, individual performance objectives. Thirty percent of the potential payouts to Ms. Brezniak and Messrs. Groves, Wasserman and Nault were contingent upon their ability to achieve individual quarterly objectives determined in advance by Ms. Goodman. There was no maximum payout under the 2007 Executive Team Bonus Plan. The amounts shown in the target column reflects the target amount payable under the 2007 Executive Team Bonus Plan. The actual amounts paid are reflected in the Summary Compensation Table above.

(2)	In determining the exercise price for the option granted to Mr. Nault on March 2, 2007, our compensation committee and board of directors utilized the guideline public company method and the discounted future cash flow method, which involved applying appropriate discount rates to estimated cash flows that are based on our forecasts of revenue, costs and capital. These methodologies are then used to calculate four different valuation outcomes, which were then probability weighted. The possible outcomes considered were a sale of the company, an initial public offering, dissolution and continuing operations as a private company. For option grants to the named executive officers in December 2007, the compensation committee determined that the fair value of our common stock was equal to the last sale, or closing price, of our common stock on the Nasdaq Global Market on December 6, 2007, the date of grant. For additional discussion of our methodology for determining the fair value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

(3)	Valuation of these options is based on the aggregate dollar amount of share based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions (which in our case were none). The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 6 to our financial statements included elsewhere in this prospectus.

(4)	Mr. Nault joined our company in March 2007 and, as a result, was not eligible to receive a bonus in the first quarter of 2007.

2007 Outstanding Equity Awards at Year End

The following table sets forth information regarding outstanding option and stock awards held by our named executive officers at December 31, 2007.

	Option Awards						Stock Awards
	Number of		Number of
	Securities		Securities				Number of		Market Value
	Underlying		Underlying				Shares or Units		of Shares or
	Unexercised		Unexercised		Option		of Stock That		Units of Stock
	Options		Options		Exercise	Option	Have Not		That Have Not
	(#)		(#)		Price	Expiration	Vested		Vested
Name	Exercisable		Unexercisable		($)	Date	(#)		($)

Gail F. Goodman	5,200	(1)	–		$36.15	6/7/2010	–		–
	33,738	(2)	–		$0.04	10/23/2013	–		–
	57,728	(3)	48,106		$0.06	2/10/2015	–		–
	5,687	(4)	7,313		$1.09	2/9/2016	–		–
	29,250	(5)	87,750		$3.05	12/7/2016	–		–
	–		65,000	(6)	$22.27	12/6/2017	–		–
Steven R. Wasserman	9,750	(7)	29,250		$3.05	12/7/2016	–		–
	–		45,000	(8)	$22.27	12/6/2017	–		–
	–		–		–	–	96,006	(9)	$2,064,129	(10)
Eric S. Groves	2,925	(11)	–		$41.54	2/7/2011	–		–
	29,058	(12)	–		$0.04	10/23/2013	–		–
	19,448	(13)	16,205		$0.06	2/10/2015	–		–
	5,687	(14)	7,313		$1.09	2/9/2016	–		–
	4,875	(15)	14,625		$3.05	12/6/2016	–		–
	–		30,000	(16)	$22.27	12/6/2017	–		–
Ellen Brezniak	37,559	(17)	82,632		$2.68	9/20/2016	–		–
	–		45,000	(18)	$22.27	12/6/2017	–		–
Robert P. Nault	–		110,500	(19)	$4.12	3/2/2017	–		–
	–		45,000	(20)	$22.27	12/6/2017	–		–

(1)	Our board of directors granted this option to Ms. Goodman on June 7, 2000 and the shares underlying such option were fully vested by June 7, 2004.

(2)	Our board of directors granted this option to Ms. Goodman on October 23, 2003 and the shares underlying such option were fully vested by October 23, 2007. As of December 31, 2007, Ms. Goodman had exercised a portion of this option to purchase 56,228 shares of common stock.

(3)	Our board of directors granted this option to Ms. Goodman on February 10, 2005. Twenty-five percent of the shares underlying this option vested on January 15, 2006 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on April 15, 2006, subject to continued employment. As of December 31, 2007, Ms. Goodman had exercised a portion of this option to purchase 48,105 shares of common stock.

(4)	Our board of directors granted this option to Ms. Goodman on February 9, 2006. Twenty-five percent of the shares underlying this option vested on February 9, 2007 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on May 9, 2007, subject to continued employment.

(5)	Our board of directors granted this option to Ms. Goodman on December 7, 2006. Twenty-five percent of the shares underlying this option vested on December 7, 2007 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on March 7, 2008, subject to continued employment.

(6)	Our compensation committee granted this option to Ms. Goodman on December 6, 2007. Twenty-five percent of the shares underlying this option vest on December 6, 2008 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments beginning on March 6, 2009, subject to continued employment.

(7)	Our board of directors granted this option to Mr. Wasserman on December 7, 2006. Twenty-five percent of the shares underlying this option vested on December 7, 2007 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on March 7, 2008, subject to continued employment.

(8)	Our compensation committee granted this option to Mr. Wasserman on December 6, 2007. Twenty-five percent of the shares underlying this option vest on December 6, 2008 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments beginning on March 6, 2009, subject to continued employment.

(9)	On December 8, 2005, our board of directors granted to Mr. Wasserman the right to purchase 192,010 shares of restricted common stock for a purchase price of $0.06 per share, which shares Mr. Wasserman purchased. The restrictions on the shares lapsed as to 25% of the shares on December 8, 2006 and the restrictions on the remaining 75% of the shares lapse in 12 equal quarterly installments, which lapsing began on March 8, 2007, subject to continued employment.

(10)	This value was determined by multiplying the number of restricted shares for which the restrictions had not lapsed by the closing, or last sale price, of our common stock on the Nasdaq Global Market on December 31, 2007, or $21.50 per share.

(11)	Our board of directors granted this option to Mr. Groves on February 7, 2001 and the shares underlying such option were fully vested by January 8, 2005.

(12)	Our board of directors granted this option to Mr. Groves on October 23, 2003 and the shares underlying such option were fully vested by October 23, 2007. As of December 31, 2007, Mr. Groves had exercised a portion of this option to purchase 60,908 shares of common stock.

(13)	Our board of directors granted this option to Mr. Groves on February 10, 2005. Twenty-five percent of the shares underlying this option vested on January 15, 2006 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on April 15, 2006, subject to continued employment. As of December 31, 2007, Mr. Groves had exercised a portion of this option to purchase 16,204 shares of common stock.

(14)	Our board of directors granted this option to Mr. Groves on February 9, 2006. Twenty-five percent of the shares underlying this option vested on February 9, 2007 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on May 9, 2007, subject to continued employment.

(15)	Our board of directors granted this option to Mr. Groves on December 7, 2006. Twenty-five percent of the shares underlying this option vested on December 7, 2007 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on March 7, 2008, subject to continued employment.

(16)	Our compensation committee granted this option to Mr. Groves on December 6, 2007. Twenty-five percent of the shares underlying this option vest on December 6, 2008 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments beginning on March 6, 2009, subject to continued employment.

(17)	Our board of directors granted this option to Ms. Brezniak on September 20, 2006. Twenty-five percent of the shares underlying this option vested on September 20, 2007 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments, which vesting began on December 20, 2007, subject to continued employment.

(18)	Our compensation committee granted this option to Ms. Brezniak on December 6, 2007. Twenty-five percent of the shares underlying this option vest on December 6, 2008 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments beginning on March 6, 2009, subject to continued employment.

(19)	Our compensation committee granted this option to Mr. Nault on March 2, 2007. Twenty-five percent of the shares underlying this option vested on March 19, 2008 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments beginning on June 19, 2008, subject to continued employment.

(20)	Our compensation committee granted this option to Mr. Nault on December 6, 2007. Twenty-five percent of the shares underlying this option vest on December 6, 2008 and the remaining 75% of the shares underlying this option vest in 12 equal quarterly installments beginning on March 6, 2009, subject to continued employment.

2007 Option Exercises and Stock Vested

The following table sets forth information regarding options exercised by our named executive officers and shares subject to stock awards held by our named executive officers that vested during the year ended December 31, 2007.

	Option Awards				Stock Awards
Number of
	Shares				Number of Shares
	Acquired on		Value Realized on		Acquired on Vesting		Value Realized on
Name	Exercise (#)		Exercise ($)		(#)		Vesting ($)

Gail F. Goodman	–		–		–		–
Steven R. Wasserman	–		–		48,002	(1)	$494,067	(1)
Eric S. Groves	4,680	(2)	$44,741	(2)	–		–
Ellen Brezniak	–		–		–		–
Robert P. Nault	–		–		–		–

(1)	These shares of restricted stock vested during 2007 as follows: 12,000 shares on March 12, 2007, 12,001 shares on June 12, 2007, 12,000 shares on September 12, 2007 and 12,001 shares on December 12, 2007. The value realized has been calculated by taking the fair market value of our common stock at each of the vesting dates and multiplying it by the number of vesting shares, and then totaling these amounts. Prior to our initial public offering in October 2007, there was no public market for our common stock. Our board of directors determined that the fair value of our common stock on March 12, 2007, June 12, 2007 and September 12, 2007 was $4.12 per share, $6.89 per share and $9.60 per share, respectively. The fair value of our common stock on December 12, 2007 was $20.56 per share, the last sale, or closing price, of our common stock on the Nasdaq Global Market on that day. For a description of our methodology for determining the fair value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

(2)	Mr. Groves exercised these options in September 2007. At that time, there was no public market for our common stock. The value realized has been calculated by taking the fair market value of our common stock in September 2007 as determined by our board of directors, or $9.60 per share, less the per share exercise price multiplied by the number of stock options exercised.

Employment and Other Agreements

We do not have formal employment agreements with any of our named executive officers. As a condition to their employment, each named executive officer entered into a non-competition, non-disclosure and non-solicitation agreement. Pursuant to these agreements, each named executive officer has agreed not to compete with us or to solicit our employees during their employment and for a period of one year after their employment ends, to protect our confidential and proprietary information and to assign to us all intellectual property conceived of or developed during the term of their employment.

We entered into an offer letter with Ms. Goodman on April 14, 1999 that sets forth the terms of her employment as our chief executive officer. Ms. Goodman’s initial annual base salary was $100,000 and she was eligible to earn an annual bonus of $30,000. Ms. Goodman’s base salary has been adjusted by our compensation committee of directors and is currently $350,000 and she is eligible to earn a target annual bonus for 2008 of $175,000. Pursuant to the offer letter, our board of directors granted Ms. Goodman the right to purchase 7,150 shares of restricted common stock at a purchase price of $20.77 per share. The restricted shares vested as to 12.5% on October 5, 1999 and as to 6.25% each quarter thereafter. In the event Ms. Goodman’s employment is terminated by us without cause, the offer letter provides that she will be entitled to receive six months’ base salary and health insurance benefits.

We entered into an offer letter with Mr. Wasserman on December 1, 2005 that sets forth the terms of his employment as our vice president and chief financial officer. Mr. Wasserman’s initial annual base salary under the offer letter was $165,000. Mr. Wasserman’s base salary has been adjusted by our compensation committee and is currently $220,000. Pursuant to the offer letter, our board of directors granted Mr. Wasserman the right to purchase 192,010 shares of restricted common stock at a purchase price of $0.06 per share. The grant was effective on December 8, 2005, with 25% of the restricted shares vesting at the end of Mr. Wasserman’s first year of employment, and 6.25% of the restricted shares vesting each quarter thereafter. In the event of a change of control of our company, 50% of the unvested restricted shares will become vested. In addition, if Mr. Wasserman is terminated within the first year after the change of control, the offer letter provides that the remaining unvested restricted shares will vest. If Mr. Wasserman’s employment is terminated by us without cause, or if there is a significant change in his responsibilities or location that is unacceptable to him, he will be entitled to receive six months’ salary and medical coverage for himself and his dependents for six months from the date of his termination.

We entered into an offer letter with Mr. Nault on March 7, 2007 that sets forth the terms of his employment as our vice president and general counsel. Mr. Nault’s initial annual base salary under the offer letter was $200,000. Mr. Nault’s base salary has been adjusted by our compensation committee and is currently $210,000. Pursuant to the offer letter, our compensation committee granted Mr. Nault an option to purchase 110,500 shares of common stock at an exercise price of $4.12 per share. The grant was effective on March 19, 2007, with 25% of the shares underlying the option vesting at the end of Mr. Nault’s first year of employment, and 6.25% of the shares underlying the option vesting each quarter thereafter. In the event of a change of control of our company, 50% of the unvested shares under the option will become vested. In addition, if Mr. Nault is terminated within the first year after the change of control, the offer letter provides that the remaining unvested shares under the option will vest. If Mr. Nault’s employment is terminated by us without cause, or if there is a significant change in his responsibilities or location that is unacceptable to him, he will be entitled to receive six months’ salary and medical coverage for himself and his dependents for six months from the date of his termination.

Potential Payments Upon Termination or Change of Control

In addition to the offer letters with Ms. Goodman and Messrs. Wasserman and Nault described above, the option agreements with each of our executive officers and the restricted stock agreement with Mr. Wasserman provide that in the event of a change of control, 50% of then unvested shares or options subject to such agreements shall become vested. In addition, under these agreements, if the named executive officer’s employment is terminated within 12 months after the change of control, any remaining unvested shares or options subject to these agreements shall become vested. For these purposes, “change of control” generally means the consummation of the following: (a) the sale, transfer or other disposition of substantially all of our assets to a third party entity, (b) a merger or consolidation of our company with a third party entity, or (c) a transfer of more than 50% of the outstanding voting equity of our company to a third party entity (other than in a financing transaction involving the additional issuance of our securities).

The table below shows the benefits potentially payable to each of our named executive officers if he or she was terminated without cause, if there was a change of control of our company, and if he or she was terminated within 12 months after a change of control. These amounts are calculated on the assumption that the employment termination and change of control both took place on December 31, 2007.

			Benefits Payable	Additional Benefits Payable Upon
	Benefits Payable Upon Termination Without Cause		Upon a Change	Termination Within 12 Months of
	Severance	Medical/	of Control	a Change of Control
Name	Payments	Dental(1)	Equity Benefits(2)	Equity Benefits(2)

Gail F. Goodman	$175,000	$7,338	$1,399,820	$1,399,820
Steven R. Wasserman	$110,000	$7,338	$1,301,886	$1,301,886
Eric S. Groves	–	–	$244,106	$244,106
Ellen Brezniak	–	–	$1,140,407	$1,140,407
Robert P. Nault	$105,000	$7,338	$960,245	$960,245

(1)	Calculated based on the estimated cost to us of providing these benefits.

(2)	This amount is equal to (a) the number of option shares or restricted shares that would vest, assuming a December 31, 2007 change of control and employment termination, multiplied by (b) in the case of options, the excess of $21.50 over the exercise price of the option or, in the case of restricted stock, $21.50. $21.50 was the last sale, or closing, price of our common stock on the Nasdaq Global Market on December 31, 2007.

Stock Option and Other Compensation Plans

1999 Stock Option/Stock Issuance Plan

Our 1999 Stock Option/Stock Issuance Plan, as amended, which we refer to as the 1999 stock plan, was adopted by our board of directors and approved by our stockholders in March 1999.

The 1999 stock plan provided for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our employees, officers, directors, consultants and advisors were eligible to receive awards under the 1999 stock plan; however, incentive stock options were only granted to our employees. In accordance with the terms of the 1999 stock plan, our board of directors, or a committee appointed by our board of directors, administered the 1999 stock plan and, subject to any limitations in the 1999 stock plan, selected the recipients of awards and determined:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the methods of payment of the exercise price of options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for vesting or repurchase, issue price and repurchase price.

Unless otherwise provided in any individual option agreement, in the event of our merger or consolidation with or into another entity or the sale of all or substantially all of our assets as a result of which our common stock is converted into the right to receive securities, cash or other property, or in the event of our liquidation, our board of directors or the board of directors of any corporation assuming our obligations shall, in its discretion, provide that all outstanding options under the 1999 stock plan be assumed or substituted for by the successor corporation. Alternatively, our board of directors may provide written notice to option holders that all unexercised options will become exercisable in full prior to completion of the reorganization event, and will terminate if not exercised prior to that time. If under the terms of the reorganization event holders of our common stock receive cash for their surrendered shares, our board of directors may instead provide for a cash-out of the value of any outstanding options based on the surrender value less the applicable exercise price. Our board of directors may also provide that each outstanding option shall terminate in exchange for a cash payment equal to the fair market value of our common stock less the applicable exercise price.

Our board of directors may at any time modify or amend the 1999 stock plan in any respect, except that stockholder approval will be required for any revision that is required to comply with applicable law, and provided further that optionholder approval will be required for any modification that affects the optionholder’s rights under any outstanding options.

Since the effective date of the 2007 stock incentive plan described below, we no longer grant stock options or other stock-based awards under the 1999 stock plan.

2007 Stock Incentive Plan

Our 2007 stock incentive plan, which became effective on October 9, 2007, was adopted by our board of directors and approved by our stockholders in September 2007. The 2007 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards. A maximum of 2,900,000 shares of common stock are currently authorized for issuance under our 2007 stock incentive plan.

In addition, our 2007 stock incentive plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under our 2007 stock incentive plan on the first day of each year until the second day of 2017. The annual increase in the number of shares shall be equal to the lowest of:

•	700,000 shares of common stock;

•	5% of the aggregate number of shares of common stock outstanding on the first day of the applicable year; and

•	an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2007 stock incentive plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 500,000 per fiscal year.

Our 2007 stock incentive plan provides for the automatic grant of options to members of our board of directors who are not our employees. Each non-employee director will receive an option to purchase 25,000 shares of our common stock upon his or her initial appointment to our board of directors. Each non-employee director will also receive an annual option grant to purchase 10,000 shares of our common stock at each annual meeting of stockholders after which he or she continues to serve as a director, provided each such non-employee director has served on our board of directors for at least six months prior to such annual meeting. All of these options will vest over a 3-year period, with 33.33% of the shares underlying the option vesting on the first anniversary of the date of grant, or in the case of annual option grants one business day prior to the next annual meeting, if earlier, and an additional 8.33% of the shares underlying the option vesting each three months thereafter, subject to the non-employee director’s continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant. In the event of a change in control, the form of standard option agreement for non-employee directors provides that the vesting of these options will accelerate in full. Our board of directors can increase or decrease the number of shares subject to options granted to non-employee directors and can issue restricted stock or other stock-based awards in addition to some or all of the options otherwise issuable. In addition, our board of directors may provide for accelerated vesting of any such options upon death, disability, change in control, attainment of mandatory retirement age or retirement following at least 10 years of service and may include any such other terms and conditions as our board of directors determines.

Our 2007 stock incentive plan is administered by our board of directors. Pursuant to the terms of the 2007 stock incentive plan and to the extent permitted by law, our board of directors may delegate authority under the 2007 stock incentive plan to one or more committees or subcommittees of our board of directors or to our executive officers. Our board of directors or any committee to whom our board of directors delegates authority selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options;

•	the methods of payment of the exercise price of options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for vesting or repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2007 stock incentive plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors may, in its sole discretion, take any one or more of the following actions pursuant to our 2007 stock incentive plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the acquiring or successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant within a specific period following such notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and/or

•	provide that, in connection with our liquidation or dissolution, awards convert into the right to receive liquidation proceeds net of the exercise price thereof and any applicable tax withholdings.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving our liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2007 stock incentive plan after September 4, 2017, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2007 stock incentive plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock market requirements.

As of December 31, 2007, there were options to purchase 2,200,622 shares of common stock outstanding under the 1999 and 2007 stock plans at a weighted average exercise price of $6.32 per share. As of December 31, 2007, 2,983,834 shares of common stock had been issued pursuant to awards under the 1999 stock plan.

2007 Employee Stock Purchase Plan

Our 2007 employee stock purchase plan, which we refer to as the purchase plan, was adopted by our board of directors and approved by our stockholders in September 2007 and became effective on October 9, 2007. We have reserved a total of 350,000 shares of our common stock for issuance to participating employees under the purchase plan. The purchase plan is administered by our board of directors or by a committee appointed by our board of directors.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least three months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period, and whose customary employment is for more than 30 hours a week and more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own 5% or more of the total combined voting power or value of our common stock are not eligible to participate in the purchase plan.

We make offerings to our employees to purchase stock under the purchase plan. Offerings begin on each of January 1 and July 1, or the first business day thereafter. Each offering commencement date begins a six-month purchase plan period during which payroll deductions are made and held for the purchase of the common stock at the end of such purchase plan period. The first offering under the purchase plan began on January 1, 2008. Our board of directors or the committee may, at its discretion, choose a different purchase plan period of 12 months or less.

On the first day of a designated payroll deduction period, or offering period, we grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to 10% of his or her compensation to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price shall be determined by our board of directors or the committee, based on the lesser of the closing price of our common stock on the first business day of the plan period or the exercise date, as defined in the purchase plan, or shall be based solely on the closing price of our common stock on the exercise date, provided that the option exercise price shall be at least 85% of the applicable closing price. In the absence of a determination by our board of directors or the committee, the option exercise price will be 85% of the closing price of our common stock on the exercise date. Our board of directors has determined that the current option exercise price will be 85% of the closing price of our common stock on the exercise date.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate in the 401(k) plan. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation on a pre-tax basis by up to the statutorily prescribed limit, equal to $15,500 in 2008, and have the amount of the reduction contributed to the 401(k) plan. We are permitted to match employees’ 401(k) plan contributions; however, we do not do so currently.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements

As permitted by Delaware law, our restated certificate of incorporation contains provisions that limit or eliminate the personal liability of our directors for breach of fiduciary duty of care as a director. Our restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

•	any unlawful payments of dividends or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limitation of liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our restated certificate of incorporation also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

•	we will advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our restated certificate of incorporation are not exclusive.

In addition to the indemnification provided for in our restated certificate of incorporation we have entered into indemnification agreements with each of our directors and officers. Each indemnification agreement provides that we will indemnify the director or officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Principal and Selling Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2008, except as noted below, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after January 31, 2008. Except as otherwise indicated in the footnotes to the table below, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 27,619,842 shares outstanding as of January 31, 2008. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby.

Hudson Venture Partners II, L.P., which we refer to as Hudson, currently owns an aggregate of 2,795,677 shares of common stock (approximately 10.12% of the outstanding shares of common stock as of January 31, 2008). Immediately following the effectiveness of the registration statement of which this prospectus is a part, Hudson effected a distribution of 2,795,677 shares of common stock to its partners in accordance with the terms of its partnership agreement. An aggregate of 2,259,072 shares of common stock to be sold in this offering consists of shares received by certain partners in this distribution from Hudson. The shares to be sold by partners of Hudson holding collectively less than 1% of the outstanding common stock as of January 31, 2008 are presented in the following table on a group basis and are identified by the name “Additional selling stockholders receiving shares in a distribution from Hudson Venture Partners II, L.P.” All other partners of Hudson are presented in the following table on an individual basis. All shares distributed by Hudson to its partners and not sold in this offering will be subject to lock-up agreements described in “Shares Eligible for Future Sale — Lock-up Agreements.” Hudson will not be selling any shares in this offering. Following the closing of this offering, Hudson will no longer own any shares of our common stock.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 31, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of Constant Contact, Inc., Reservoir Place, 1601 Trapelo Road, Suite 329, Waltham, Massachusetts 02451.

						Number of
						Shares
						Being	Shares Beneficially
						Offered	Owned Assuming Full
						Pursuant to	Exercise of an Option
	Shares Beneficially Owned			Shares Beneficially Owned		an Option	Granted to the
	Prior to Offering		Shares	After Offering		Granted to the	Underwriters
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage	Underwriters	Number	Percentage

Named Executive Officers and Directors
Gail F. Goodman(1)	1,238,126	4.46%	185,719	1,052,407	3.78%	–	1,052,407	3.75%
Ellen Brezniak(2)	45,072	*	–	45,072	*	–	45,072	*
Eric S. Groves(3)	411,354	1.49%	60,000	351,354	1.27%	–	351,354	1.25%
Robert P. Nault(4)	27,625	*	–	27,625	*	–	27,625	*
Steven R. Wasserman(5)	204,198	*	–	204,198	*	–	204,198	*
Thomas Anderson(6)	19,500	*	–	19,500	*	–	19,500	*
Robert P. Badavas(7)	7,313	*	–	7,313	*	–	7,313	*
John Campbell(8)	176,160	*	–	176,160	*	–	176,160	*
Michael T. Fitzgerald(9)	3,267,205	11.83%	104,944	3,162,261	11.41%	104,944	3,057,317	10.94%
Patrick Gallagher	–	–	–	–	–	–	–	–
William S. Kaiser(10)	2,189,019	7.93%	110,000	2,079,019	7.50%	110,000	1,969,019	7.05%
All current executive officers and directors as a group (14 persons)(11)	8,109,094	28.85%	510,573	7,598,521	26.95%	214,944	7,383,577	25.98%
5% Stockholders
Entities affiliated with Morgan Stanley Dean Witter Venture Partners(12)	4,653,883	16.85%	870,000	3,783,883	13.66%	130,000	3,653,883	13.08%
Entities affiliated with Commonwealth Capital Ventures(9)	3,267,205	11.83%	104,944	3,162,261	11.41%	104,944	3,057,317	10.94%
Hudson Venture Partners II, L.P.(13)	2,795,677	10.12%	–	–	–	–	–	–
Entities affiliated with Greylock Partners(10)	2,189,019	7.93%	110,000	2,079,019	7.50%	110,000	1,969,019	7.05%
Longworth Venture Partners, L.P(14).	1,667,148	6.04%	700,000	967,148	3.49%	105,000	862,148	3.09%
Other Selling Stockholders
Thomas Howd(15)	231,051	*	10,000	221,051	*	–	221,051	*
Janet M. Muto(16)	277,215	1.00%	100,000	177,215	*	–	177,215	*
Daniel Richards(17)	266,065	*	39,910	226,155	*	–	226,155	*
Certain non-executive employees of Constant Contact, Inc. (6 persons)(18)	112,746	*	16,946	95,800	*	–	95,800	*
Ad-Venture Capital Partners, L.P.(19)(20)	31,950	*	20,000	11,950	*	–	11,950	*
Court Square Capital Limited(19)(21)	31,950	*	31,950	–	–	–	–	–
Kamran T. Elghanayan(19)	15,975	*	15,975	–	–	–	–	–
First Niagara Bank(19)(22)	15,975	*	15,975	–	–	–	–	–
Glen S. Lewy Associates L.P.(23)(24)	162,547	*	80,149	82,398	*	–	82,398	*
Jay N. Goldberg and Mary Cirillo-Goldberg, Joint with Rights of Survivorship(23)	162,546	*	80,000	82,546	–	–	82,546	–
2000 Goldberg Family Limited Partnership(23)(25)	7,988	*	7,988	–	–	–	–	–
Kim P. Goh(23)	162,546	*	81,274	81,272	–	–	81,272	–
James and Nancy Grosfeld Jt Tenants(19)	31,950	*	15,975	15,975	*	–	15,975	*
Hilltop Holding Company, L.P.(19)(26)	15,976	*	7,988	7,988	*	–	7,988	*
Lawrence Howard(23)	162,546	*	110,000	52,546	*	–	52,546	*
Frank N. Newman(19)	9,585	*	9,585	–	–	–	–	–
Parkland Capital Fund II, L.P.(19)(27)	31,950	*	31,950	–	–	–	–	–
PNC Equities, LLC(19)(28)	15,975	*	15,975	–	–	–	–	–
Leonard S. Simon(19)	15,975	*	15,975	–	–	–	–	–
SK Private Investment Fund 1998 LLC(19)(29)	31,950	*	31,950	–	–	–	–	–
Glen A. Tobias(19)	7,988	*	7,988	–	–	–	–	–
U.S. Small Business Administration(30)	1,397,839	4.82%	1,397,839	–	–	–	–	–
Valentis Investors LLC(19)(31)	31,950	*	31,950	–	–	–	–	–
Additional selling stockholders receiving shares in a distribution from Hudson Venture Partners II, L.P. (37 persons)(19)	269,195	*	248,586	20,609	*	–	20,609	*

(1)	Includes 149,350 shares subject to options exercisable within 60 days of January 31, 2008.
(2)	Includes 45,072 shares subject to options exercisable within 60 days of January 31, 2008.

(3)	Includes 67,266 shares subject to options exercisable within 60 days of January 31, 2008.
(4)	Includes 27,625 shares subject to options exercisable within 60 days of January 31, 2008.
(5)	Includes 12,188 shares subject to options exercisable within 60 days of January 31, 2008.
(6)	Includes 19,500 shares subject to options exercisable within 60 days of January 31, 2008.
(7)	Includes 7,313 shares subject to options exercisable within 60 days of January 31, 2008.
(8)	The shares reported as beneficially owned include 176,160 shares held jointly with Mr. Campbell’s wife, Mrs. Jean Campbell.
(9)	Consists of 3,113,289 shares held by Commonwealth Capital Ventures II L.P. and 153,916 shares held by CCV II Associates L.P. The general partner of Commonwealth Capital Ventures II L.P. and CCV II Associates L.P. is Commonwealth Venture Partners II L.P. Michael T. Fitzgerald, a member of our board of directors, Jeffrey M. Hurst, R. Stephen McCormack and Justin J. Perreault are the general partners of Commonwealth Venture Partners II L.P. Accordingly, they may be deemed to share beneficial ownership of the shares beneficially owned by Commonwealth Capital Ventures II L.P. and CCV II Associates L.P., although each of them disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Commonwealth Venture Partners II L.P. is 950 Winter Street, Suite 4100, Waltham, Massachusetts 02451.
(10)	Consists of 1,871,613 shares held by Greylock XII Limited Partnership, 207,956 shares held by Greylock XII-A Limited Partnership and 109,450 shares held by Greylock XII Principals LLC. The general partner of Greylock XII Limited Partnership and
Greylock XII-A Limited Partnership is Greylock XII GP LLC. The members of Greylock XII GP LLC and Greylock XII Principals LLC are: Aneel Bhusri, Thomas Bogan, Asheem Chandna, Charles Chi, Roger Evans, William Helman, William Kaiser, a member of our board of directors, Donald Sullivan and David Sze. Each of these individuals exercises shared voting and investment power over the shares held of record by Greylock XII Limited Partnership, Greylock XII-A Limited Partnership and Greylock XII Principals LLC and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of the entities affiliated with Greylock Partners is 880 Winter Street, Waltham, Massachusetts 02451.
(11)	Includes 490,030 shares subject to options exercisable within 60 days of January 31, 2008.
(12)	Consists of 4,029,232 shares held by Morgan Stanley Dean Witter Venture Partners IV, L.P., 467,455 shares held by Morgan Stanley Dean Witter Venture Investors IV, L.P. and 157,196 shares held by Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P. MSDW Venture Partners IV, LLC is the general partner of each of Morgan Stanley Dean Witter Venture Partners IV, L.P., Morgan Stanley Dean Witter Venture Investors IV, L.P. and Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P. MSDW Venture Partners IV, Inc. is the member of the general partner and a wholly-owned subsidiary of Morgan Stanley. The address of the entities affiliated with Morgan Stanley Dean Witter Venture Partners is 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.
(13)	The general partner of Hudson Venture Partners II, L.P. is Hudson Ventures II, LLC. The managing members of Hudson Ventures II, LLC are Glen Lewy, Jay Goldberg, Kim Goh and Dr. Lawrence Howard. Each of these individuals exercises shared voting and investment power over the shares held of record by Hudson Venture Partners II, L.P. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Hudson Venture Partners II, L.P. is 535 Fifth Avenue, 14th Floor, New York, New York 10021. Immediately prior to, and contingent upon, the closing of this offering, Hudson Venture Partners II, L.P. will effect a distribution of all shares to its partners.
(14)	The general partner of Longworth Venture Partners, L.P. is Longworth Venture Management, LLC. The managers of Longworth Venture Management, LLC are Paul Margolis and James Savage, a former member of our board of directors. Each of these individuals exercises shared voting and investment power over the shares held of record by Longworth Venture Partners, L.P. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Longworth Venture Partners, L.P. is 1050 Winter Street, Suite 2600, Waltham, Massachusetts 02451.
(15)	Includes 69,872 shares subject to options exercisable within 60 days of January 31, 2008. Mr. Howd is Senior Vice President, Customer Operations of Constant Contact, Inc.

(16)	Includes 44,444 shares subject to options exercisable within 60 days of January 31, 2008.

(17)	Includes 75,838 shares subject to options exercisable within 60 days of January 31, 2008. Mr. Richards is Vice President, Engineering of Constant Contact, Inc.

(18)	Includes 39,118 shares subject to options exercisable within 60 days of January 31, 2008, 1,159 of which are being exercised and sold in connection with this offering.

(19)	All shares being sold by this partner of Hudson Venture Partners II, L.P. will be received by such partner pursuant to a distribution effected by Hudson Venture Partners II, L.P. immediately following the effectiveness of the registration statement of which this prospectus is a part.

(20)	Brian F. Addy exercises voting and investment power with respect to these shares.

(21)	Adrian Millan, vice president of Court Square Capital Limited, exercises voting and investment power with respect to these shares.

(22)	Michael Harrington, chief financial officer of First Niagara Bank, and Jeffrey Maddigan, treasurer of First Niagara Bank, exercise voting and investment power with respect to these shares.

(23)	These shares are being sold by a managing member or a family entity associated with a managing member of Hudson Ventures II, LLC, the general partner of Hudson Venture Partners II, L.P., following a distribution by Hudson Venture Partners II, L.P. effected immediately following the effectiveness of the registration statement of which this prospectus is a part.

(24)	Includes 82,398 shares owned individually by Glen S. Lewy. Glen S. Lewy exercises voting and investment power with respect to these shares.

(25)	Jay Goldberg, a partner of 2000 Goldberg Family Limited Partnership, exercises voting and investment power with respect to these shares.

(26)	Jack Silver, the general partner of Hilltop Holding Company, L.P., exercises voting and investment power with respect to these shares.

(27)	Peter A. Kuhn, president and chief executive officer of Parkland Management Co., the general partner of Parkland Capital Fund II, L.P., exercises voting and investment power with respect to these shares.

(28)	David M. Hillman, Maria C. Schaffer, Bill Parsley, David J. Blair, Peter M. Chiste, Bill S. Demchak and Michael J. Hannon are the managers of PNC Equities, LLC. Each of these individuals exercises shared voting and investment power with respect to these shares.

(29)	Susan Dornfeld, administrator on behalf of SK Private Investment Fund 1998 LLC, exercises voting and investment power with respect to these shares.

(30)	The shares will be received in the distribution and sold in the offering for the benefit of the U.S. Small Business Administration by Hudson Management Associates LLC, as escrow agent. The managing members of Hudson Management Associates LLC are Glen Lewy, Jay Goldberg, Kim Goh and Dr. Lawrence Howard, each of whom disclaims beneficial ownership of such shares. The address of Hudson Management Associates LLC is 535 Fifth Avenue, 14th Floor, New York, New York 10017.

(31)	Joseph M. Jacobs and Charles E. Davidson, as managing members of Wexford Capital LLC, the manager of Valentis Investors LLC, exercise voting and investment power with respect to these shares.

Certain Transactions

Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates and immediate family members of our directors, executive officers and 5% stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties:

Logoworks

Mr. Groves, our Senior Vice President, Worldwide Strategy and Market Development, served as a director of Logoworks from December 2003 until Hewlett-Packard Company acquired Logoworks’ corporate parent, Arteis, Inc., in May 2007. Logoworks is one of our channel partners and we pay Logoworks fees based on the volume of paying customers referred to us. We have also used the design services of Logoworks in creating some of the templates used in our email marketing product. In 2007, 2006 and 2005, our aggregate payments to Logoworks were approximately $36,000, $164,000 and $107,000, respectively.

RightNow Technologies

We utilize customer and marketing support software licensed to us by RightNow Technologies, Inc., a publicly traded customer relationship service provider. In 2007, 2006 and 2005 our aggregate payments to RightNow Technologies were approximately $508,000, $253,000 and $33,000, respectively. Investment entities affiliated with Greylock Partners owned, as of December 31, 2007, approximately 13% of the outstanding common stock of RightNow Technologies. Roger L. Evans, a general partner of Greylock Partners, served on the board of directors of RightNow Technologies until December 2007. William S. Kaiser, a member of our board of directors, is a general partner of Greylock Partners.

Oppenheimer & Co. Inc.

Mark Goodman, Managing Director, Head of Consumer and Business Services Group of Oppenheimer & Co. Inc., a co-managing underwriter of this offering, is the brother of Gail F. Goodman. Ms. Goodman is our Chairman, President, Chief Executive Officer and the beneficial holder of more than 4.4% of our voting securities prior to this offering. Mr. Goodman was formerly Managing Director, Head of Consumer and Business Services Group at CIBC World Markets Corp., a co-managing underwriter of our initial public offering. In connection with this offering and our initial public offering, we entered into underwriting agreements with Oppenheimer & Co. Inc. and CIBC World Markets Corp., respectively, and the other underwriters of the offerings. For more information with respect to the terms of the underwriting agreement in connection with this offering, see “Underwriting.”

Stock Issuances

In May 2006 and July 2006, we issued and sold an aggregate of 2,521,432 shares of our Series C redeemable convertible preferred stock at a price of $5.949 per share to individual investors for an aggregate purchase price of $14,999,998.98. These shares automatically converted into 3,277,851 shares of common stock upon completion of our initial public offering. The table below sets forth the number of shares of our Series C redeemable convertible preferred stock sold to our directors and 5% stockholders and their affiliates:

	Number of Shares
	of Series C Redeemable
	Convertible	Aggregate
Name	Preferred Stock	Purchase Price ($)

Entities affiliated with Morgan Stanley Dean Witter Venture Partners	272,532	1,621,292.87
Entities affiliated with Commonwealth Capital Ventures	191,640	1,140,066.36
Hudson Venture Partners II, L.P.	164,107	976,272.54
Entities affiliated with Greylock Partners	1,681,143	10,001,119.71
Longworth Venture Partners, L.P.	122,256	727,300.94
John Campbell	18,263	108,646.59

Registration Rights

The holders of our previously outstanding redeemable convertible preferred stock and certain holders of our common stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. These rights are provided under the terms of amended and restated investor rights agreements we entered into in 2001 and 2006 with these holders, which include some of our directors, executive officers and holders of more than 5% of our voting securities and their affiliates. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we entered into indemnification agreements with each of our directors and officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Management—Limitations on Officers’ and Directors’ Liability and Indemnification Agreements.”

Policies and Procedures for Related Party Transactions

In August 2007, our board of directors adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

Any related person transaction proposed to be entered into by us must be reported to our general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If our general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee, or at the next meeting following the date that the related person transaction comes to the attention of our general counsel. Our general counsel, however, may present a related person transaction arising in the time period between meetings of the audit committee to the chairman of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in this policy after full disclosure of the related person’s interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

John Arnold, our Director, Local Experts Program, is the brother-in-law of Eric S. Groves, our Senior Vice President, Worldwide Strategy and Market Development.

Description of Capital Stock

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated.

The following description of our capital stock and provisions of our restated certificate of incorporation and second amended and restated bylaws are summaries and are qualified by reference to such documents. Copies of these documents have been filed or incorporated by reference as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

As of December 31, 2007, there were 27,617,014 shares of our common stock outstanding, held of record by 171 stockholders.

Under the terms of our restated certificate of incorporation, the holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to designate and issue up to 5,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of December 31, 2007, options to purchase 2,200,622 shares of common stock at a weighted average exercise price of $6.32 per share were outstanding.

Warrants

As of December 31, 2007, we had outstanding a warrant to purchase 520 shares of common stock with an exercise price of $0.38 per share, which expires in March 2014.

Registration Rights

We are a party to an amended and restated investors’ rights agreement, or the 2001 investors’ rights agreement, with certain holders of our common stock, an amended and restated preferred investors’ rights agreement, or the 2006 investors’ rights agreement, with certain holders of our previously outstanding redeemable convertible preferred stock, our chief executive officer, chief financial officer and our senior vice president, sales and business development and a registration rights agreement with the holder of a warrant to purchase 520 shares of our common stock. After the completion of this offering and the sale by the selling stockholders of the shares offered by them hereby, holders of a total of approximately 12,595,556 shares of our common stock and 520 shares of our common stock issuable upon the exercise of a warrant will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of the terms of the 2001 investors’ rights agreement and the 2006 investors’ rights agreement is intended as a summary only and is qualified in its entirety by reference to the agreements filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Demand Registration Rights. Beginning March 31, 2008, the holders of at least 50% of our shares of common stock having registration rights under the 2001 investors’ rights agreement may demand that we register under the Securities Act all or a portion of their shares subject to certain limitations. We are required to effect no more than two registration statements pursuant to this agreement. In addition, the holders will have the right to make up to four requests that we register on Form S-3 all or a portion of the registrable shares held by them having an aggregate offering price of at least $1,000,000.

Beginning March 31, 2008, the holders of at least 50% of our shares of common stock having registration rights under the 2006 investors’ rights agreement may demand that we register under the Securities Act all or a portion of their shares subject to certain limitations. We are required to effect no more than two registration statements pursuant to this agreement. In addition, the holders will have the right to make up to four requests that we register on Form S-3 all or a portion of the registrable shares held by them having an aggregate offering price of at least $1,000,000.

Incidental Registration Rights. If at any time following this offering we propose to register shares of our common stock under the Securities Act, other than on a registration statement on Form S-4 or S-8, for our own account or for the account of any other holder, the holders of registrable shares under the 2001 investors’ rights agreement, the 2006 investors’ rights agreement or the warrant holder’s registration rights agreement will be entitled to notice of the registration and, subject to certain exceptions, have the right to require us to register all or a portion of the registrable shares then held by them.

Limitations and Exceptions. In the event that any registration in which the holders of registrable shares participate is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

We are required to pay all registration expenses, including the reasonable fees and expenses of one legal counsel to the registering security holders, but excluding underwriting discounts and commissions. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected. We have agreed to indemnify certain holders of our redeemable convertible preferred stock and of our common stock issued upon the conversion of our redeemable convertible preferred stock who are selling shares in this offering.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation

Delaware law, our restated certificate of incorporation and our second amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Our restated certificate of incorporation and our second amended and restated bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding common stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our restated certificate of incorporation and our second amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board of directors, our chief executive officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our second amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder, who is entitled to vote at the meeting, has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and is a stockholder of record on both the date such notice is given to the secretary and on the record date for the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our second amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation described above under “—Staggered Board; Removal of Directors” and “—Stockholder Action by Written Consent; Special Meetings.”

Limitation of Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our restated certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq Global Market

Our common stock is listed on the Nasdaq Global Market under the symbol “CTCT.”

Shares Eligible for Future Sale

Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or in the public market, or the anticipation of those sales, could adversely affect public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. Our common stock is listed on the Nasdaq Global Market under the symbol “CTCT.”

Based on shares outstanding as of December 31, 2007, upon completion of this offering, we will have outstanding 27,701,582 shares of common stock, assuming the acquisition of 1,159 shares of common stock upon the exercise of stock options by certain selling stockholders in connection with this offering, no exercise of any other outstanding options or warrant and no exercise of the underwriters’ over-allotment option. Of these shares, 19,908,471 will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Certain of these restricted securities will be subject to the lock-up agreements described below. After the expiration of the lock-up agreements, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

In addition, of the 2,199,463 shares of our common stock that were subject to stock options outstanding as of December 31, 2007, options to purchase 572,019 shares of common stock were vested as of December 31, 2007 and will be eligible for sale following this offering (both after giving effect to the issuance by us of 1,159 shares of common stock upon the exercise of options by certain selling stockholders).

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of such shares of common stock beneficially owned for at least six months provided current public information about us is available and, for shares beneficially owned at least one year, an unlimited number of such shares of common stock beneficially owned at least one year without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 276,170 shares immediately after this offering, based on the number of shares of our common stock outstanding as of December 31, 2007; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with the various restrictions of Rule 144, including the holding period contained in Rule 144, and, in the case of non-affiliates, without the availability of current public information.

Lock-up Agreements

Our officers, directors and certain other stockholders representing 12,586,739 shares of our common stock have agreed that, subject to certain exceptions, without the prior written consent of Oppenheimer & Co. Inc.

and Thomas Weisel Partners LLC, as representatives of the underwriters, they will not during the period ending 90 days after the date of this prospectus (subject to extension in specified circumstances), directly or indirectly:

•	offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any shares of our common stock or any securities directly or indirectly convertible into or exercisable or exchangeable for shares of our common stock, whether now owned or hereafter acquired; or

•	enter into any swap or other agreement or arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock.

The 90-day restricted period will be automatically extended in the following circumstances: (1) during the last 17 days of the 90-day restricted period, if we issue an earnings release or material news or a material event occurs, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; or (2) prior to the expiration of the 90-day restricted period, if we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.

Oppenheimer & Co. Inc. and Thomas Weisel Partners LLC currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Oppenheimer & Co. Inc. and Thomas Weisel Partners LLC may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Stock Plans

As of December 31, 2007, we had outstanding options to purchase 2,199,463 shares of common stock, of which options to purchase 572,019 shares of common stock were exercisable as of December 31, 2007 (both after giving effect to the issuance by us of 1,159 shares of common stock upon the exercise of options by certain selling stockholders). We have filed registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our equity plans.

Underwriting

We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. Oppenheimer & Co. Inc. and Thomas Weisel Partners LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of our common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of our common stock set forth opposite its name below:

Underwriter	Number of Shares

Oppenheimer & Co. Inc.	1,589,000
Thomas Weisel Partners LLC	1,589,000
William Blair & Company, L.L.C.	454,000
Cowen and Company, LLC	454,000
Needham & Company, LLC	454,000

Total	4,540,000

The underwriters have agreed to purchase all of the shares of our common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares of our common stock, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares of our common stock should be ready for delivery on or about April 30, 2008 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $0.528 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We and the selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 681,000 additional shares of our common stock (231,056 from us and 449,944 from the selling stockholders) to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $83,536,000, the total proceeds to us will be $4,754,711 and the total proceeds to the selling stockholders will be $74,186,809. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

			Total With Full
		Total Without Exercise of	Exercise of
	Per Share	Over-Allotment Option	Over-Allotment Option

Constant Contact	$0.88	$73,400	$276,729
Selling Stockholders	0.88	3,921,800	4,317,751

Total		$3,995,200	$4,594,480

We estimate that our total expenses of this offering, excluding the underwriting discount, are approximately $625,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933; provided that Hudson has agreed to provide an additional indemnity to the underwriters with respect to the shares being sold by Hudson Management Associates LLC as escrow agent for the benefit of the U.S. Small Business Administration, one of the selling stockholders.

We, our officers and directors and certain other stockholders have agreed to a 90-day “lock up” with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that (subject to certain exceptions), without the prior written consent of Oppenheimer & Co. Inc. and Thomas Weisel Partners LLC, for a period of 90 days following the date of this prospectus, we and such persons may not (x) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of these securities, or (y) enter into any swap or other agreement or arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction is to be settled by delivery of shares of our common stock or such other securities. In addition, the lock-up period may be extended in the event that we issue an release earnings or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

Our common stock is listed on the Nasdaq Global Market under the symbol “CTCT.”

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares subject to limitation until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree to allocate a specific number of shares to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information on any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus in electronic format forms a part, has not been approved and/or endorsed by us or any underwriter or selling stockholder in its capacity as underwriter or selling stockholder and should not be relied upon by investors.

Mark Goodman, Managing Director, Head of Consumer and Business Services Group of Oppenheimer & Co. Inc., a co-managing underwriter of this offering, is the brother of Gail F. Goodman. Ms. Goodman is our Chairman, President, Chief Executive Officer and the beneficial holder of more than 4.46% of our voting securities.

Certain of the underwriters or their affiliates have, from time to time, provided, and may in the future provide investment and commercial banking and financial advisory services to us, for which they received or may receive customary fees and commissions. In particular, all of the underwriters acted as lead-managers or co-managers in connection with our initial public offering.

Belgium

In Belgium, the offering is exclusively conducted under applicable private placement exemptions of the Belgium securities laws and therefore it has not been and will not be notified to, and this document or any other offering material relating to the securities has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-Financie-en Assurantiewezen”). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any securities, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the securities or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of securities to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and us to be in violation of the Belgian securities laws.

France

Neither this prospectus nor any other offering material relating to the securities has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the securities to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such securities may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in this prospectus in the United Kingdom, Germany, Norway and the Netherlands where prospectus will be approved or passported for the purposes of a non-exempt offer once this prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the United Kingdom, Germany, Norway and the Netherlands except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Oppenheimer Co. Inc. and Thomas Weisel Partners LLC for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for the publication by us or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the securities offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the securities offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other document relating to the securities offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the securities offered hereby or distribution of copies of this prospectus or any other document relating to the securities offered hereby in Italy must be made:

•	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

•	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

•	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the securities offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden. This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland

The securities offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The securities being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in securities.

Legal Matters

The validity of the common stock we are offering will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Bingham McCutchen LLP, Boston, Massachusetts, is counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements as of December 31, 2006 and December 31, 2007 and for each of the two years ended December 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit) and comprehensive loss, and cash flows for the year ended December 31, 2005 included herein, have been audited by Vitale, Caturano & Company, Ltd., an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

Constant Contact, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Constant Contact, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholder’s equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Constant Contact, Inc. and its subsidiary (the “Company”) at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

/s/  PricewaterhouseCoopers LLP

Boston, Massachusetts
March 14, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Constant Contact, Inc.

We have audited the accompanying statements of operations, of changes in redeemable convertible preferred stock and stockholders’ equity (deficit) and comprehensive loss, and of cash flows of Constant Contact, Inc. (the Company) for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Constant Contact, Inc. for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/  Vitale, Caturano and Company, Ltd.

VITALE, CATURANO & COMPANY, LTD.

Boston, Massachusetts
March 10, 2006 (except with respect to the
Series C financing and common stock split discussed in Note 5, as to which the dates are May 12, 2006 and
September 6, 2007, respectively)

Constant Contact, Inc.

Consolidated Balance Sheets

	December 31,
	2006	2007
	(In thousands, except share and per share data)

ASSETS
Current assets
Cash and cash equivalents	$8,786	$97,051
Short-term marketable securities	4,004	4,484
Accounts receivable, net of allowance for doubtful accounts of $3 and $11 as of December 31, 2006 and 2007, respectively	41	62
Prepaid expenses and other current assets	411	1,701

Total current assets	13,242	103,298
Property and equipment, net	4,957	7,986
Restricted cash	266	308
Other assets	16	253

Total assets	$18,481	$111,845

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$2,576	$3,858
Accrued expenses	2,406	3,279
Deferred revenue	5,476	10,354
Redeemable convertible preferred stock warrant	628	–
Current portion of notes payable	449	–

Total current liabilities	11,535	17,491
Notes payable, net of current portion	253	–

Total liabilities	11,788	17,491

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock
Series A redeemable convertible preferred stock, $0.01 par value; 1,026,680 shares authorized and outstanding at December 31, 2006; 0 shares authorized and outstanding at December 31, 2007	14,049	–
Series B redeemable convertible preferred stock, $0.01 par value; 9,761,666 shares authorized and 9,641,666 shares outstanding at December 31, 2006; 0 shares authorized and outstanding at December 31, 2007	6,376	–
Series C redeemable convertible preferred stock, $0.01 par value; 2,521,432 shares authorized and outstanding at December 31, 2006; 0 shares authorized and outstanding at December 31, 2007	14,897	–

Total redeemable convertible preferred stock	35,322	–

Stockholders’ equity (deficit)
Preferred stock; $0.01 par value; 0 and 5,000,000 shares authorized at December 31, 2006 and 2007, respectively; no shares issued or outstanding	–	–
Common stock; $0.01 par value; 20,000,000 and 100,000,000 shares authorized at December 31, 2006 and 2007, respectively; 3,788,944 and 27,617,014 shares issued and outstanding as of December 31, 2006 and 2007, respectively	38	276
Additional paid-in capital	5,835	136,832
Accumulated other comprehensive income	–	2
Accumulated deficit	(34,502)	(42,756)

Total stockholders’ (deficit) equity	(28,629)	94,354

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$18,481	$111,845

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Consolidated Statements of Operations

	Years Ended December 31,
	2005	2006	2007
	(In thousands, except per share data)

Revenue	$14,658	$27,552	$50,495
Cost of revenue	3,747	7,801	13,031

Gross profit	10,911	19,751	37,464

Operating expenses
Research and development	3,355	6,172	10,341
Sales and marketing	7,460	18,592	27,376
General and administrative	1,326	2,623	5,445

Total operating expenses	12,141	27,387	43,162

Loss from operations	(1,230)	(7,636)	(5,698)
Interest income	47	479	1,543
Interest expense	(71)	(94)	(188)
Other expense, net	–	(588)	(3,911)

Net loss	(1,254)	(7,839)	(8,254)
Accretion of redeemable convertible preferred stock	(5,743)	(3,788)	(816)

Net loss attributable to common stockholders	$(6,997)	$(11,627)	$(9,070)

Net loss attributable to common stockholders per share: basic and diluted	$(2.49)	$(3.38)	$(0.97)
Weighted average shares outstanding used in computing per share amounts: basic and diluted	2,813	3,438	9,366

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) and Comprehensive Loss

	Series A		Series B		Series C
	Redeemable		Redeemable		Redeemable		Total Redeemable						Accumulated		Total
	Convertible		Convertible		Convertible		Convertible				Additional		Other		Stockholders’
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-in	Deferred	Comprehensive	Accumulated	Equity	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Income	Deficit	(Deficit)	Loss
	(In thousands, except share data)

Balance at December 31, 2004	1,026,680	$6,304	9,641,666	$4,610	–	$–	10,668,346	$10,914	2,799,649	$28	$15,111	$(17)	$–	$(25,409)	$(10,287)

Issuance of common stock in connection with stock option exercises								–	473,170	5	13				18

Issuance of restricted stock								–	192,010	2	10				12

Amortization of deferred compensation expense								–				17			17

Accretion of Series A and B redeemable convertible preferred stock to redemption value		4,531		1,212				5,743			(5,743)				(5,743)

Net loss								–						(1,254)	(1,254)	$(1,254)

Total comprehensive loss																$(1,254)

Balance at December 31, 2005	1,026,680	10,835	9,641,666	5,822	–	–	10,668,346	16,657	3,464,829	35	9,391	–	–	(26,663)	(17,237)

Issuance of common stock in connection with stock option exercises								–	192,076	2	8				10

Issuance of common stock in connection with warrant exercises								–	132,039	1	181				182

Stock-based compensation expense								–			83				83

Reclassification of redeemable convertible preferred stock warrant to liability								–			(40)				(40)

Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $123					2,521,432	14,877	2,521,432	14,877

Accretion of Series A, B and C redeemable convertible preferred stock to redemption value		3,214		554		20		3,788			(3,788)				(3,788)

Net loss								–						(7,839)	(7,839)	$(7,839)

Total comprehensive loss																$(7,839)

Balance at December 31, 2006	1,026,680	14,049	9,641,666	6,376	2,521,432	14,897	13,189,778	35,322	3,788,944	38	5,835	–	–	(34,502)	(28,629)

Issuance of common stock in connection with stock option exercises								–	199,824	2	69				71

Issuance of common stock in connection with warrant exercises								–	125,704	1	155				156

Issuance of common stock in connection with initial public offering, net of issuance costs of $1,804								–	6,199,845	62	90,374				90,436

Stock-based compensation expense								–			645				645

Accretion of Series A, B and C redeemable convertible preferred stock to redemption value		718		74		24		816			(816)				(816)

Issuance of redeemable convertible preferred stock in connection with warrant exercise			120,000	4,605			120,000	4,605							–

Conversion of redeemable convertible preferred stock to common stock upon close of initial public offering	(1,026,680)	(14,767)	(9,761,666)	(11,055)	(2,521,432)	(14,921)	(13,309,778)	(40,743)	17,302,697	173	40,570				40,743

Unrealized gain on available-for-sale securities								–					2		2	$2

Net loss								–						(8,254)	(8,254)	(8,254)

Total comprehensive loss																$(8,252)

Balance at December 31, 2007	–	$–	–	$–	–	$–	–	$–	27,617,014	$276	$136,832	$–	$2	$(42,756)	$94,354

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2005	2006	2007
	(In thousands)

Cash flows from operating activities
Net loss	$(1,254)	$(7,839)	$(8,254)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	591	1,536	2,631
Accretion of discount on investments	–	(10)	(151)
Stock-based compensation expense	17	83	645
Changes in fair value of redeemable convertible preferred stock warrant	–	588	3,918
Provision for bad debts	21	5	8
Gain on sale of equipment	–	–	(6)
Changes in operating assets and liabilities
Accounts receivable	(31)	1	(29)
Prepaid expenses and other current assets	(26)	(255)	(1,290)
Other assets	–	(16)	(237)
Accounts payable	1,304	1,098	1,282
Accrued expenses	187	1,412	873
Deferred revenue	1,557	2,649	4,878

Net cash provided by (used in) operating activities	2,366	(748)	4,268

Cash flows from investing activities
Purchases of short-term marketable securities	–	(3,994)	(9,327)
Proceeds from maturities of short-term marketable securities	–	–	9,000
Net increase in restricted cash	(112)	–	(42)
Proceeds from sale of equipment			12
Purchases of property and equipment	(2,097)	(3,701)	(5,666)

Net cash used in investing activities	(2,209)	(7,695)	(6,023)

Cash flows from financing activities
Proceeds from notes payable	1,007	–	2,788
Repayments of notes payable	(506)	(614)	(3,490)
Repayments of capital lease obligations	(19)	(10)	–
Proceeds from issuance of Series C redeemable convertible preferred stock, net of issuance costs of $123	–	14,877	–
Proceeds from issuance of common stock pursuant to exercise of stock options and warrants	18	192	227
Proceeds from issuance of preferred stock pursuant to exercise of a warrant	–	–	59
Proceeds from sale of restricted stock	12	–	–
Proceeds from issuance of common stock in connection with initial public offering, net of issuance costs of $1,804	–	–	90,436

Net cash provided by financing activities	512	14,445	90,020

Net increase in cash and cash equivalents	669	6,002	88,265
Cash and cash equivalents, beginning of year	2,115	2,784	8,786

Cash and cash equivalents, end of year	$2,784	$8,786	$97,051

Supplemental disclosure of cash flow information
Cash paid for interest	$65	$97	$194
Noncash investing and financing activities:
Purchases of property and equipment included in accrued expenses	–	500	–
Conversion of redeemable convertible preferred stock to common stock	–	–	40,743

The accompanying notes are an integral part of these consolidated financial statements.

Constant Contact, Inc.

Notes to Consolidated Financial Statements
(in thousands, except share and per share amounts)

1.	Nature of the Business

Constant Contact, Inc. (the “Company”) was incorporated as a Massachusetts corporation on August 25, 1995. The Company reincorporated in the State of Delaware in 2000. The Company is a leading provider of on-demand email marketing and online survey products to small organizations, including small businesses, associations and nonprofits located primarily in the U.S. The Company’s email marketing product allows customers to create, send and track email marketing campaigns. The Company’s online survey product enables customers to survey their customers, clients or members and analyze the responses. These products are designed and priced for small organizations and are marketed directly by the Company and through a wide variety of channel partners. The Company was originally incorporated under the name Roving Software Incorporated and subsequently began doing business under the trade name Constant Contact in 2004. In 2006, the Company changed its name to Constant Contact, Inc.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its subsidiary, Constant Contact Securities Corporation, after elimination of all intercompany accounts and transactions. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, stock-based compensation and income taxes. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of acquisition to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Marketable Securities

The Company follows the guidance provided in Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, in determining the classification of and accounting for its marketable securities. The Company’s marketable securities are classified as available-for-sale and are carried at fair value with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income in stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary are included as a component of interest income based on the specific identification method. Fair value is determined based on quoted market prices.

All marketable securities had remaining maturities of less than one year as of December 31, 2007. At December 31, 2006, marketable securities consisted of corporate notes and obligations with an aggregate fair

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

value of $4,004, and $0 unrealized gains or losses. At December 31, 2007, marketable securities consisted of commercial paper and corporate notes and obligations with an aggregate fair value of $4,484 and $2 of net unrealized gains.

Accounts Receivable

Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company reserves for receivables that are determined to be uncollectible, if any, in its allowance for doubtful accounts. After the Company has exhausted all collection efforts, the outstanding receivable is written off against the allowance.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term marketable securities. At December 31, 2006 and 2007, the Company had substantially all cash balances at certain financial institutions in excess of federally insured limits. The Company maintains its cash balances and custody of its marketable securities with accredited financial institutions.

For the years ended December 31, 2005, 2006 and 2007, there were no customers that accounted for more than 10% of total revenue.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the assets or, where applicable and if shorter, over the lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to other income. Repairs and maintenance costs are expensed as incurred.

Estimated useful lives of assets are as follows:

Computer equipment	3 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of life of lease or estimated useful life

Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstance indicate that the related carrying amount may not be recoverable. Undiscounted cash flows are compared to the carrying value and when required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

The Company provides access to its products through month-to-month subscription arrangements whereby the customer is charged a fee. Subscription arrangements include access to use the Company’s software via the internet and support services such as telephone support. The Company follows the guidance of Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Statements, and Emerging Issues Task Force (“EITF”) Issue No. 00-03, Application of AICPA Statement of Position 97-2 to Arrangements that include the Right to Use Software Stored on Another Entity’s Hardware, which applies when customers do not have the right to take possession of the software and use it on another entity’s hardware. When there is evidence of an arrangement, the fee is fixed or determinable and collectibility is deemed probable, the Company recognizes revenue on a daily basis over the subscription term as the services are delivered.

The Company also offers professional services to its customers primarily for the design of custom email templates and training. Professional services revenue is accounted for separate from subscription revenue based on the guidance of EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, as those services have value on a standalone basis and do not involve a significant degree of risk or unique acceptance criteria and as the fair value of the Company’s subscription services is evidenced by their availability on a standalone basis. Professional services revenue is recognized as the services are performed.

Deferred Revenue

Deferred revenue primarily consists of payments received in advance of revenue recognition of the Company’s on-demand products described above and is recognized as the revenue recognition criteria are met. The Company’s customers pay for services in advance on a monthly, semiannual or annual basis.

Software and Website Development Costs

The Company follows the guidance of Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and EITF Issue No. 00-02, Accounting for Web Site Development Costs, in accounting for the development costs of its on-demand products and website development costs. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Redeemable Convertible Preferred Stock Warrant (including Change in Accounting Principle)

On June 29, 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP 150-5”). FSP 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS 150, the freestanding warrant to purchase the Company’s redeemable convertible preferred stock was a liability that was to be recorded at fair value. The Company adopted FSP 150-5 as of July 1, 2005. The effect of this adoption on the financial statements between the date of adoption and January 1, 2006 was immaterial. The warrant was subject to remeasurement at each balance sheet date prior to exercise of the warrant and the change in fair value (determined using the Black-Scholes option pricing model) was recognized as other expense.

Comprehensive Loss

Comprehensive loss includes net loss, as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. The Company’s only element of other comprehensive income is unrealized gains and losses on available-for-sale securities. The Company had no unrealized gains or losses as of December 31, 2006 and gross unrealized gains and losses of $3 and ($1),

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

respectively, as of December 31, 2007. There were no realized gains or losses recorded to net loss for the years ended December 31, 2005, 2006 and 2007.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of their short-term nature.

Segment Data

The Company manages its operations as a single segment for purposes of assessing performance and making operating decisions. Revenue is generated predominately in the U.S. and all significant assets are held in the U.S.

Net Loss Attributable to Common Stockholders Per Share

Basic and diluted net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of nonrestricted common shares outstanding for the period.

The following common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an antidilutive impact:

	December 31,
	2005	2006	2007

Options to purchase common stock	1,217,766	1,702,007	2,200,622
Warrants to purchase common or redeemable convertible preferred stock	414,262	282,223	520
Restricted shares	192,010	144,008	96,006
Redeemable convertible preferred stock	13,868,824	17,146,675	–
Total options, warrants, restricted shares and redeemable convertible preferred stock exercisable or convertible into common stock	15,692,862	19,274,913	2,297,148

Advertising Expense

The Company expenses advertising as incurred. Advertising expense was $2,618, $9,778 and $13,052 during the years ended December 31, 2005, 2006 and 2007, respectively.

Accounting for Stock-Based Compensation (including Change in Accounting Principle)

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS 123R”), a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and related interpretations. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. SFAS 123R requires all share-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable service period. The Company adopted the prospective transition method which does not result in restatement of previously issued financial statements and requires only new awards or awards that are modified, repurchased or canceled after the effective date to be accounted for under the provisions of SFAS 123R. Prior to January 1, 2006, the Company accounted for stock-based

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

compensation arrangements according to the provisions of APB 25 and related interpretations. Pursuant to the income tax provisions included in SFAS 123R, the Company has elected the “short-cut method” of computing its hypothetical pool of additional paid-in capital that is available to absorb future tax benefit shortfalls.

Income Taxes (including Change in Accounting Principle)

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred income taxes related to timing differences between the basis of certain assets and liabilities for financial and income tax reporting. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company adopted FIN 48 on January 1, 2007 and the adoption did not have an effect on its results of operations and financial position.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS 141(R) expands the definition of a business combination and requires acquisitions to be accounted for at fair value. These fair value provisions will be applied to contingent consideration, in-process research and development and acquisition contingencies. Purchase accounting adjustments will be reflected during the period in which an acquisition was originally recorded. Additionally, the new standard requires transaction costs and restructuring charges to be expensed. The guidance of SFAS 141(R) shall be applied to the first reporting period beginning after December 15, 2008. The adoption of SFAS 141(R) is not expected to have a material impact on the Company’s financial position, results of operations, or cash flows.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that SFAS 159 may have on the Company’s financial statements taken as a whole.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FSP No. 157-2, Effective

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Date of FASB Statement No. 157, which permits delayed application of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management is currently evaluating the effect that SFAS 157 may have on the Company’s financial statements taken as a whole.

3.	Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2006	2007

Computer equipment	$5,137	$8,100
Software	2,754	3,821
Furniture and fixtures	1,015	1,308
Leasehold improvements	160	929

Total property and equipment	9,066	14,158
Less: Accumulated depreciation and amortization	4,109	6,172

Property and equipment, net	$4,957	$7,986

Depreciation and amortization expense was $591, $1,536 and $2,631 for the years ended December 31, 2005, 2006 and 2007, respectively. During 2007, the Company retired and sold assets that had a gross book value of $574 and a net book value of $6, for proceeds of $12. The resulting gain of $6 was recorded to other income.

The Company capitalized costs associated with the development of internal use software of $516 and $382 and recorded related amortization expense of $0 and $157 during the years ended December 31, 2006 and 2007, respectively. The remaining net book value of capitalized software costs was $516 and $741 as of December 31, 2006 and 2007, respectively.

4.	Notes Payable

In February 2003, the Company entered into a Loan and Security Agreement (the “Agreement”) with a financial institution, which provided for a $350 term loan for the acquisition of property and equipment. From the period of August 2003 through September 2005, the Company amended the Agreement five times in order to increase the amount available to borrow to $2,175 and to add and amend various terms and covenants. In March 2007, the Company amended the agreement a sixth time to establish an additional borrowing availability of $5,000, which amount could be drawn down through December 31, 2007, as well as to amend and add various terms and covenants. Advances under the Agreement were payable in thirty to thirty-six monthly installments. The interest rate was variable based on prime plus 2%. Borrowings were collateralized by substantially all of the assets of the Company. In October 2007, the Company used approximately $2,600 of proceeds from its initial public offering to repay all outstanding debt under the term loan facility (Note 5). No amounts remained outstanding or available for borrowing under the term loan at December 31, 2007.

In connection with entering into the Agreement in 2003, the Company issued a warrant to purchase 520 shares of the Company’s common stock at an exercise price of $0.38 per share. The warrant was due to expire in November 2007. The value of the warrant, estimated using the Black-Scholes pricing model, was not material. In connection with the Loan Modification Agreement in March 2007, the Company agreed to extend the term of the warrant for a period of seven years from the date of the modification. The Company estimated the incremental fair value related to the modification of the warrant using the Black-Scholes pricing model and determined it to be immaterial. This warrant remained outstanding at December 31, 2007.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

5.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Initial Public Offering

On October 9, 2007, the Company closed its initial public offering of 7,705,000 shares of common stock at an offering price of $16.00 per share, of which 6,199,845 shares were sold by the Company and 1,505,155 shares were sold by selling stockholders, raising proceeds to the Company of $90,436, net of underwriting discounts and offering costs. At the close of the initial public offering, the Company’s outstanding shares of redeemable convertible preferred stock were automatically converted into common stock and the Company’s charter was amended and restated to provide for 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated.

Redeemable Convertible Preferred Stock

During 2002, the Company authorized 1,026,680 shares and 9,761,666 shares of Series A redeemable convertible preferred stock (“Series A”) and Series B redeemable convertible preferred stock (“Series B”), respectively. Also during 2002, the Company issued 1,026,680 and 9,641,666 shares of Series A and Series B, respectively.

During 2006, the Company authorized 2,521,432 shares of Series C redeemable convertible preferred stock (“Series C”). In May and July 2006, the Company issued 2,357,130 and 164,302 shares, respectively, of Series C for an aggregate purchase price of $15,000 or $5.949 per share.

The holders of the redeemable convertible preferred stock that was authorized and outstanding prior to the Company’s initial public offering had the following rights:

Voting

The holders of the preferred stock were entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder was entitled to the number of votes equal to the number of shares of common stock into which each preferred share was convertible at the time of such vote. The holders of Series B and Series C were entitled to other specific voting rights with respect to the election of directors, as defined.

Dividends

The holders of Series B shares were entitled to receive cumulative dividends at the rate of 10% per annum through May 12, 2006, payable in preference and priority to any payment of any dividend on common stock, Series A or Series C shares. No dividends accrued after May 12, 2006. No dividends were to be made with respect to the common stock unless the holders of Series B and Series C first received, or simultaneously received, a dividend in an amount equivalent to that of common stock on an as converted basis. The holders of Series A shares were not entitled to receive dividends.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the holders of Series C were entitled to receive an amount, to be paid first out of the assets of the Company available for distribution to holders of all classes of capital stock, equal to $11.898 per share (subject to adjustment), plus any declared but unpaid dividends, in the case of a specified liquidation event (defined as an event in which the proceeds legally available for distribution to the stockholders have value equal to or less than $100,000), or $5.949 per share (subject to adjustment) plus any declared but unpaid dividends in the case of other than a specified liquidation event. If the assets of the Company were insufficient to pay the full amount entitled to

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

the holders of Series C, then the entire assets of the Company were to be distributed ratably among the holders of Series C.

After such payments had been made in full to the holders of Series C, the holders of Series B were entitled to receive an amount equal to $0.50 per share (subject to adjustment), plus any accrued but unpaid dividends. If the assets of the Company were insufficient to pay the full amount entitled to the holders of Series B, then the remaining assets of the Company were to be distributed ratably among the holders of Series B.

After such payments were made in full to the holders of Series C and Series B, the holders of Series A were entitled to receive an amount equal to approximately $17.00 per share (subject to adjustment). If the assets of the Company were insufficient to pay the full amount entitled to the holders of Series A, then the remaining assets available for such distribution were to be distributed ratably among the holders of Series A.

Upon completion of the distribution as described above, all of the remaining proceeds available for distribution to stockholders were to be distributed among the holders of Series B and Series C and Common stock pro rata based on number of shares of Common stock held by each (assuming full conversion of all such preferred stock) provided that holders of Series C would receive no further distribution if such holders were entitled to a distribution equal to twice the original price as stated above.

Conversion

Each share of preferred stock, at the option of the holder, was convertible into the number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion prices of Series A, B and C shares were $17.00, $0.50 and $5.949, respectively, subject to adjustment in accordance with the antidilution provisions contained in the Company’s Certificate of Incorporation, as amended. After giving effect to the stock split the conversion ratio of all outstanding preferred stock was 1.3 shares of common stock for each share of preferred stock. Conversion was automatic immediately upon the closing of the first underwritten public offering in which the aggregate proceeds raised exceed $25,000 and pursuant to which the initial price to the public was at least $9.152 per share (after giving effect to the stock split).

At the close of the initial public offering, the Company’s outstanding shares of redeemable convertible preferred stock were automatically converted into 17,146,697 shares of common stock and a warrant to purchase redeemable convertible preferred stock was exercised and converted to 156,000 shares of common stock.

Redemption

The holders of at least a majority of the voting power of the then outstanding Series B and Series C shares (voting together as a single class), by written request at any time after May 12, 2010 (the “Redemption Date”), could have required the Company to redeem the preferred stock by paying in cash a sum equal to 100% of the original purchase price of the Series A, Series B and Series C preferred stock plus accrued but unpaid dividends on Series B and declared but unpaid dividends on Series C, in three (3) annual installments. If the Company did not have sufficient funds legally available to redeem all shares of preferred stock to be redeemed at the Redemption Date, then the Company was to redeem first the maximum possible shares of Series C ratably among the holders of Series C. Only after all Series C shares that were to be redeemed at the Redemption Date were redeemed, the Company was to redeem the maximum number of Series B shares ratably among the holders of Series B. Only after all Series C and B shares that were to be redeemed at the Redemption Date were redeemed, the Company was to redeem the maximum number of Series A shares ratably among the holders of Series A. The Company recorded dividends and accretion through a charge to

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

stockholders’ equity (deficit) of $5,743, $3,788 and $816 in 2005, 2006 and 2007, respectively, in connection with the redemption rights.

Warrants

In connection with certain equity financings, the Company granted warrants to purchase 257,743 shares of common stock at exercise prices ranging from $1.21-$1.38 per share. The common stock warrants were to expire on varying dates through October 2008, or the effective date of a merger or consolidation of the Company with another entity or the sale of all or substantially all of the Company’s assets. Warrants to purchase 132,039 shares of common stock were exercised during 2006 and warrants to purchase 125,704 shares of common stock were outstanding at December 31, 2006. The remaining warrants for the purchase of 125,704 shares of common stock were exercised during the year ended December 31, 2007.

In connection with the Series B financing, the Company granted to a consultant a warrant to purchase 120,000 shares of Series B at a price of $0.50 per share. The warrant was due to expire on the earliest to occur of November 27, 2007, or immediately prior to the closing of a merger, sale of assets, or consolidation of the Company by another entity, or immediately prior to the closing date of an initial public offering of the Company’s common stock. The Company accounted for the Series B warrant in accordance with the guidance in FSP 150-5. The guidance provides that warrants for shares that are redeemable are within the scope of SFAS 150 and should be accounted for as a liability and reported at fair value each reporting period until exercised. At December 31, 2006, the Company used the Black-Scholes option-pricing model to estimate the fair value of the Series B warrant to be $628. During 2005, 2006 and 2007, the Company recorded a charge to other expense of $0, $588 and $3,918, respectively, relating to the changes in carrying value of the Series B warrant. As of the close of the Company’s initial public offering, the warrant was exercised for 120,000 shares of redeemable convertible preferred stock which automatically converted into 156,000 shares of common stock.

Common Stock

In August 2007, the pricing committee of the Company’s board of directors, pursuant to delegated authority, approved a 1.3-for-1 stock split of the Company’s common stock, which became effective in September 2007. All references to share and per share amounts have been adjusted retroactively to reflect the stock split.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of preferred stock outstanding.

6.	Stock-Based Awards

In 1999, the Company’s Board of Directors adopted the 1999 Stock Option/Stock Issuance Plan (the “Plan”). The Plan provided for the granting of incentive and nonqualified stock options with a maximum term of ten years, restricted stock and other equity awards to employees, officers, directors, consultants and advisors of the Company. Provisions such as vesting, repurchase and exercise conditions and limitations were determined by the Board of Directors on the grant date. The maximum number of shares of common stock that could be issued pursuant to the 1999 Stock Plan was 5,604,353. In conjunction with the adoption of the 2007 Stock Incentive Plan, the board of directors voted that no further stock options or other equity-based awards shall be granted under the 1999 plan.

In 2007, the 2007 Stock Incentive Plan (“2007 Plan”), was adopted by the board of directors and approved by its stockholders. The 2007 Plan permits the Company to make grants of incentive stock options, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

These awards may be granted to the Company’s employees, officers, directors, consultants, and advisors. The Company reserved 1,500,000 shares of its common stock for the issuance under the 2007 Plan. Additionally, per the terms of the 2007 Plan, 700,000 shares of common stock previously reserved for issuance under the 1999 plan were added to the number of shares available for issuance under the 2007 Plan. The 2007 Plan also contains an evergreen provision that allows for an annual increase in the number of shares available for issuance on the first day of each year beginning in 2008 and ending on the second day of 2017. The increase is based on a formula and cannot exceed 700,000 shares of common stock per year. As of December 31, 2007, 1,807,450 shares of common stock were available for issuance under the 2007 Plan.

Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the intrinsic value recognition and measurement provisions of APB 25 and related interpretations, and adopted the disclosure-only provisions of SFAS 123, as amended by SFAS No. 148.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R. SFAS 123R requires nonpublic companies that used the minimum value method in SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123R using the prospective transition method. Under the prospective transition method, compensation cost recognized in the years ended December 31, 2007 and 2006 included the pro rata compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recognizes the compensation cost of employee stock-based awards in the statement of operations using the straight-line method over the requisite service period of the award. The Company will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS 123R’s adoption that were measured using the minimum value method. In accordance with the requirements of SFAS 123R, the Company does not present pro forma disclosures for periods prior to the adoption of SFAS 123R, as the estimated fair value of the Company’s stock options granted through December 31, 2005 was determined using the minimum value method.

Stock Options

During the years ended December 31, 2005, 2006 and 2007, the Company granted 737,091, 749,277, and 860,296 stock options, respectively, to certain employees and directors. The vesting of these awards is time-based and the restrictions typically lapse 25% after one year and quarterly thereafter for the next 36 months.

Stock options have historically been granted with exercise prices equal to the estimated fair value of the Company’s common stock on the date of grant. Commencing in the fourth quarter 2007, the Company based fair value on the quoted market price of the Company’s common stock. Because there was no public market for the Company’s common stock prior to the initial public offering (Note 5), the Company’s board of directors determined the fair value of common stock taking into account the Company’s most recently available valuation of common stock.

For the year ended December 31, 2005, the fair value of common stock was estimated by the Company on an annual basis. The fair value was estimated by considering a number of objective and subjective factors, including peer group trading multiples, the amount of preferred stock liquidation preferences, the illiquid nature of common stock and the size of the Company and its lack of historical profitability.

Commencing in 2006, the Company began the process of quarterly contemporaneous common stock valuations. In the first quarter of 2006, the fair value of common stock was estimated using the guideline public company method. The valuation considered numerous factors, including peer group trading multiples, the amount of preferred stock liquidation preferences, the illiquid nature of the Company’s common stock, the Company’s small size, lack of historical profitability, short-term cash requirements and the redemption rights of preferred stockholders.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Beginning in the second quarter of 2006, the quarterly common stock valuations were prepared using the probability-weighted expected return method. Under this methodology, the fair market value of common stock was estimated based upon an analysis of future values for the Company assuming various outcomes. The share value was based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to the Company as well as the rights of each share class.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The expected term assumption is based on the simplified method for estimating expected term for awards that qualify as “plain-vanilla” options under SAB 107, Share Based Payment. Expected volatility is based on historical volatility of the publicly traded stock of a peer group of companies analyzed by the Company. The risk-free interest rate is determined by reference to U.S. Treasury yields at or near the time of grant for time periods similar to the expected term of the award. The relevant data used to determine the value of the stock option grants is as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2007

Weighted average risk-free interest rate	4.82%	4.23%
Expected term (in years)	6.1	6.1
Weighted average expected volatility	64.9%	62.1%
Expected dividends	0%	0%

A summary of stock option activity is as follows:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term	Intrinsic
	Options	Price	(In Years)	Value

Outstanding
Balance at December 31, 2004	1,036,305	$0.99
Granted	737,091	0.06
Exercised	(473,170)	0.04
Forfeited	(82,460)	1.03

Balance at December 31, 2005	1,217,766	0.79
Granted	749,277	2.35
Exercised	(192,076)	0.05
Forfeited	(72,960)	0.47

Balance at December 31, 2006	1,702,007	1.57
Granted	860,296	13.36
Exercised	(199,824)	0.35
Forfeited	(161,857)	1.15

Balance at December 31, 2007	2,200,622	6.32	8.33	$33,405

Exercisable at December 31, 2007	573,178	$2.00	6.90	$11,177

The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock on December 31, 2007 of $21.50 per share and the exercise price of the options.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

The weighted average grant-date fair value of grants of stock options was $1.50 and $8.06 per share for the years ended December 31, 2006 and 2007, respectively.

The total intrinsic value of stock options exercised was $11, $430 and $978 for the years ended December 31, 2005, 2006 and 2007, respectively.

Compensation cost of $17, $83 and $645 was recognized for employee stock-based compensation for the years ended December 31, 2005, 2006 and 2007, respectively.

Under the provisions of SFAS 123R, the Company recognized stock-based compensation expense on all employee awards in the following categories:

	Years Ended
	December 31,
	2006	2007

Cost of revenue	$25	$81
Research and development	27	170
Sales and marketing	19	133
General and administrative	12	261

	$83	$645

No stock-based compensation expense was capitalized during the years ended December 31, 2005, 2006 or 2007. The unrecognized compensation expense associated with outstanding stock options at December 31, 2007 was $7,225 which is expected to be recognized over a weighted-average period of 3.57 years as of December 31, 2007.

Stock Purchase Plan

The Company’s 2007 employee stock purchase plan (the “Purchase Plan”) was adopted by the board of directors and approved by its stockholders in September 2007 and became effective upon the completion of the initial public offering. The Purchase Plan will be administered by the board of directors or by a committee appointed by the board of directors. All employees, including directors who are employees and all employees of participating subsidiaries, who have been employed for at least three months prior to enrolling in the Purchase Plan, who are employees on the first day of the Purchase Plan period, and whose customary employment is for more than 30 hours a week and more than five months in any calendar year, will be eligible to participate in the Purchase Plan. The Company will make one or more offerings to employees to purchase stock under the Purchase Plan. Offerings will begin on each of January 1 and July 1 at which date a six-month Purchase Plan period will commence and payroll deductions will be made and held for the purchase of the common stock at the end of such Purchase Plan period. The first offering commencement date will begin on January 1, 2008. The Company reserved a total of 350,000 shares of common stock for issuance to participating employees under the Purchase Plan.

Restricted Stock

During the year ended December 31, 2005, the Company sold 192,010 shares of restricted stock to a certain employee. The vesting of this award is time-based and restrictions lapse over four years. The Company did not record compensation expense as the shares were sold at fair value. At December 31, 2006 and 2007, 144,008 and 96,006 shares, respectively, remained unvested. No shares have been forfeited.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

7.	Income Taxes

As a result of losses incurred, the Company did not provide for any income taxes in the years ended December 31, 2005, 2006 and 2007. A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

	Years Ended December 31,
	2005	2006	2007

Statutory rate	(34%)	(34%)	(34%)
Increase in valuation allowance	55	40	44
State taxes, net of federal benefit	(6)	(6)	(6)
Impact of permanent differences	–	1	–
Expiration of state net operation losses	–	5	5
Tax credits	(14)	(7)	(8)
Other	(1)	1	(1)

	0%	0%	0%

The Company has deferred tax assets related to temporary differences and operating loss carryforwards as follows:

	December 31,
	2006	2007

Deferred tax assets
Net operating loss carryforwards	$10,778	$14,002
Capitalized research and development	41	22
Research and development credit carryforwards	1,584	1,952
Accrued expenses	176	307
Redeemable convertible preferred stock warrant	237	288

Total deferred tax assets	12,816	16,571
Deferred tax asset valuation allowance	(12,688)	(16,299)

Net deferred tax assets	128	272

Deferred tax liabilities
Depreciation	(128)	(272)

Total deferred tax liabilities	(128)	(272)

Net deferred tax assets	$–	$–

The Company has provided a valuation allowance for the full amount of its net deferred tax assets because at December 31, 2006 and 2007 it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The change in valuation allowance for the year ended December 31, 2007 of $3,611 is attributable primarily to the increase in the net operating loss and research and development credit carryforwards.

At December 31, 2007, the Company has federal and state net operating loss carryforwards of approximately $38,243 and $24,862 respectively, which expire at varying dates through 2027 for federal income tax purposes and through 2012 for state income tax purposes. At December 31, 2007, $1,396 of federal and state net

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

operating loss carryforwards relate to deductions for stock option compensation for which the associated tax benefit will be credited to additional paid-in capital when realized. This amount is tracked separately and not included in the Company’s deferred tax assets.

At December 31, 2007, the Company had federal and state research and development credit carryforwards of $1,188 and $1,156 respectively, which will expire at varying dates through 2027 for federal income tax purposes and through 2022 for state income tax purposes.

Adoption of FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company adopted FIN 48 on January 1, 2007 and its adoption did not have an effect on its results of operations and financial condition.

The total amount of unrecognized tax benefits was $303 as of January 1, 2007 and December 31, 2007, all of which, if recognized, would affect the effective tax rate prior to the adjustment for the Company’s valuation allowance. As a result of the implementation of FIN 48, the Company did not recognize an increase in tax liability for the unrecognized tax benefits because the Company has significant deferred tax assets comprised primarily of net operating loss carryforwards which would mitigate the effect of any unrecognized tax benefits. There were no increases or decreases to the amount of unrecognized tax benefits during 2007. Additionally, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision. As of January 1, 2007 and December 31, 2007, the Company had no accrued interest or tax penalties recorded. The Company’s income tax return reporting periods since December 31, 2003 are open to income tax audit examination by the federal and state tax authorities. In addition, because the Company has net operating loss carryforwards, the Internal Revenue Service is permitted to audit earlier years and propose adjustments up to the amount of net operating loss generated in those years.

The Company has performed an analysis of its changes in ownership under Internal Revenue Code Section 382 and has determined that any ownership changes which have occurred do not result in a permanent limitation of the Company’s federal and state net operating losses.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

8.	Accrued Expenses

	December 31,
	2006	2007

Payroll and payroll related	$694	$1,114
Licensed software and maintenance	562	638
Marketing programs	509	344
Other accrued expenses	641	1,183

	$2,406	$3,279

9.	401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. There were no contributions made to the plan by the Company during the years ended December 31, 2005, 2006 and 2007.

10.	Commitments and Contingencies

Capital Leases

The Company leased equipment under capital leases that expired in 2006 (Note 3). Amortization of assets under capital leases was $19 and $0 for the years ended December 31, 2005 and 2006, respectively.

Operating Leases

The Company leased its office space under a noncancelable operating lease expiring in July 2005. In June 2005, the Company and the landlord entered into the First Amendment to the original lease agreement which effectively terminated the original lease related to the existing office space and entered into a new lease agreement for new office space with a lease term of five years from the commencement of the First Amendment in October 2005. In July 2006, the Company subleased an adjacent office space within the same building. Simultaneous with the execution of the sublease, the Company entered into the Second Amendment of its primary office lease to incorporate the additional space, upon the expiration of the sublease, into the primary office lease for the period from May 1, 2008 to September 2010. In 2007, the Company entered into the third and fourth amendments of its office lease in order to expand its existing premises. The modified lease arrangement required a $92 increase in the security deposit. To satisfy the increased security deposit requirement, the Company increased the letter of credit issued for the benefit of the holder of the lease and the related restricted cash arrangement securing the letter of credit. The modified lease arrangement includes certain lease incentives, payment escalations and rent holidays, the net effect of which has been deferred and is being amortized as an adjustment to rent expense over the term of the lease. Total rent expense under operating leases was $351, $745 and $1,091 for the years ended December 31, 2005, 2006 and 2007, respectively.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

As of December 31, 2007, future minimum lease payments under noncancelable operating leases are as follows:

2008	$2,041
2009	2,264
2010	1,719

$6,024

Hosting Services

The Company has an agreement with a vendor to provide specialized space and related services from which the Company hosts its software application. The agreement includes payment commitments that expire at various dates through October 2009. As of December 31, 2007, the agreement requires future minimum payments of $986 and $367 in 2008 and 2009, respectively.

In 2007, the Company entered into an agreement and first amendment to the agreement with a different vendor to provide space and related services in a second co-location hosting facility. As of December 31, 2007, the amended agreement requires future minimum payments of $770, $1,542, $1,581, $1,621, $1,661 and $774 in 2008, 2009, 2010, 2011, 2012 and 2013, respectively.

Letters of Credit

As of December 31, 2006 and 2007, the Company maintained a letter of credit totaling $216 and $308, respectively, for the benefit of the holder of the Company’s facilities lease. The holder can draw against the letter of credit in the event of default by the Company. The Company was required to maintain a cash balance of at least $266 as of December 31, 2006 to secure the letter of credit and as collateral on customer credit card deposits and $308 as of December 31, 2007 to secure the letter of credit. These amounts were classified as restricted cash in the balance sheet at December 31, 2006 and 2007.

Indemnification Obligations

The Company enters into standard indemnification agreements with its channel partners and certain other third parties in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party in connection with certain intellectual property infringement claims by any third party with respect to the Company’s business and technology. Based on historical information and information known as of December 31, 2007, the Company does not expect it will incur any significant liabilities under these indemnification agreements.

11.	Related Party

An executive of the Company served as a director of a channel partner and vendor to the Company from December 2003 through May 2007. In the years ended December 31, 2005, 2006 and 2007, the Company’s aggregate payments to this channel partner and vendor for customer referrals and template design services were $107, $164 and $36, respectively.

One of the Company’s directors is a general partner of a venture capital firm that owns, through affiliated investment entities, approximately 7% of the outstanding common stock of one of the Company’s vendors. Another of the general partners of that venture capital firm was a former member of the board of directors of that same vendor. In the years ended December 31, 2005, 2006 and 2007, the Company’s aggregate payments to this vendor were $33, $253 and $508, respectively.

Constant Contact, Inc.

Notes to Consolidated Financial Statements — (Continued)
(in thousands, except share and per share amounts)

12.	Quarterly Information (Unaudited)

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2006	2006	2006	2006	2007	2007	2007	2007

Statements of Operations Data:
Revenue	$5,429	$6,400	$7,239	$8,484	$9,713	$11,398	$13,517	$15,867
Gross Profit	3,886	4,589	5,201	6,075	6,982	8,292	10,094	12,096
Loss from operations	(807)	(1,655)	(1,626)	(3,548)	(2,390)	(2,473)	(781)	(54)
Net loss	(957)	(1,811)	(1,521)	(3,550)	(2,681)	(2,813)	(1,691)	(1,069)
Net loss attributable to common stockholders	(3,093)	(2,945)	(1,780)	(3,809)	(2,934)	(3,078)	(1,962)	(1,096)
Basic and diluted net loss attributable to common stockholders per share:	$(0.94)	$(0.88)	$(0.51)	$(1.06)	$(0.79)	$(0.81)	$(0.51)	$(0.04)

Over 164,000 customers. Here are just a few.

It's here!!
Hybrid MOM
THE DEFINITION HAS CHANGED!
TODAY'S MOM
Subscribe Today!

Moms-for-Profit

BRIGHT ideas

Adams Jette Marketing + Communications Inc.

Girls Learn To Ride

Here's the latest... from American Autowire

American Autowire

"Our web traffic reflects the newsletter's success! Our hits and 'click-throughs' prove that people WANT to receive these newsletters."

Communities Foundation of Oklahoma

Communities Foundation of Oklahoma

"Constant Contact has been the perfect solution allowing us to stay in touch with our VIP's, donors and fund holders on a regular basis."

Fajita Grill

"I don't need a designer. I don't have to wait for a printer or the US Postal Service. I can hit send at 10 a.m. and watch how many people open it, and where they click on my site. It's amazing!"

SOJOURN
Gear Up for Mother's Day

Sojourn Bags

© 2008 Constant Contact. All rights reserved 07-0139

ConstantContact.com

Over 120,000 customers. Here are just a few. Moms-for-Profit “ I absolutely value the day that I was referred to Constant Contact.” Adams Jette Marketing + Communications Inc. “The reports are great— apparently our open rates are phenomenal—and each issue makes the telephone ring.” Girls Learn To Ride “Email marketing is only a fraction of the cost of print ads. It brings in a phenomenal ROI.” American Autowire “Our web traffic reflects the Communities Foundation newsletter’s success! Our hits of Oklahoma and “click-throughs” prove that “Constant Contact has been people WANT to receive these the perfect solution allowing us newsletters.” to stay in touch with our VIP’s, donors and fund holders on a Sojourn Bags regular basis.” “I love seeing all the increase in people shopping my site directly Davio’s Restaurant following the emails.” “Constant Contact is an easy and immediate way to reach our customers...” ConstantContact.com © 2007 Constant Contact. All rights reserved 07-0139

4,540,000 Shares

Common Stock

PROSPECTUS

April 24, 2008

Oppenheimer & Co.	Thomas Weisel Partners LLC

William Blair & Company	Cowen and Company	Needham & Company, LLC

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.